Form 10-K, Exhibit 13
period 1996-12-31
PHOENIX INTERNATIONAL LTD INC
filed 1997-03-25
CIK 1013687

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Since its initial public stock offering on July 1, 1996 (at an initial public offering price of $12.00 per share), the Company's Common Stock has traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "PHXX." As of March 20, 1997, the Company had approximately 1,050 beneficial holders of Common Stock. Of that total, approximately 130 were shareholders of record. The following table sets forth, on a per share basis for the periods shown, the range of high and low sales prices of the Company's Common Stock as reported by the Nasdaq National Market.


                                                                               HIGH             LOW
                 1996
                 Third quarter (from July 1, 1996) . . . . . . . . . . . .    $17.50           $12.25
                 Fourth Quarter  . . . . . . . . . . . . . . . . . . . . .     21.50            16.50


         Phoenix has never paid any cash dividends on its Common Stock. The Company currently intends to retain future earnings for use in its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The financial statements for 1996 include the twelve months of operations ended December 31, 1996. During 1995, Phoenix changed its fiscal year end from January 31 to December 31. For purposes hereof, the Company defines the fiscal year ended January 31, 1995 as "Fiscal 1994" and the eleven months ended December 31, 1995 as "Fiscal 1995." Dollar amounts are rounded.

OVERVIEW

         The Company derives its revenues from two primary sources: (i) license fees for software products and other revenues and commissions from the sale and delivery of software and hardware products of third party vendors; and
(ii) fees for a full range of services complementing its products, including implementation, programming services, conversion training and installation services, interface services for tying the Phoenix System to third-party applications, customer and software support services, disaster recovery services and Internet/Intranet consulting services. Fees for the Company's software products are charged separately from fees for the Company's services and are recognized upon delivery, when no significant vendor obligations remain and collection of the resulting receivables is deemed probable. Revenues for implementation, conversion, installation, training, interface and consulting services are recognized when the services are performed. Service revenues for ongoing customer and software support and product updates and disaster recovery services provide recurring revenues as they are recognized ratably over each year of the license agreement, the term of which is typically five years.

         The Company intends to maintain its marketing focus in the United States and internationally on middle market financial institutions, which the Company defines as commercial banks and savings institutions with asset sizes ranging from $100 million to $1 billion. In addition, Phoenix will continue to expand its presence in the international market, which for 1996 accounted for approximately 53% of the Company's revenues. The Company intends to pursue both markets by increasing its direct and indirect sales forces. Since its inception, Phoenix primarily has used a direct sales force to market the Phoenix System. Phoenix believes that, in the future, revenues from strategic alliances and other indirect channels may become an increasingly significant source of the Company's total revenues, particularly in the international market. Gross margins and composition of revenue and expenses will vary depending on whether a sale was made directly by the Company or by a value added reseller or agent. However, the Company believes that the difference in the margins obtained from direct and indirect sales should not have a material adverse effect on the Company's business, operating results and financial condition.

         The Company expects increased competition and intends to invest significantly in product development and other aspects of its business. Management believes that the banking software market for middle market financial institutions is diffuse with medium-to-high barriers to entry, including costs of entry and time to market. As client/server technology in the financial industry is early in its life cycle, management further believes that client/server technology will continue to gain market share for the next five to ten years as it displaces legacy hardware and software. Although client/server technology is characterized by rapidly evolving developments, the open architecture design and attributes of the Phoenix System facilitate rapid adaptation to evolving technological changes. Phoenix intends to maintain its leadership position by integrating new technologies, adding new applications, enhancing existing applications and increasing functionality.

         The Company intends to continue to leverage its current customer relationships by providing additional products and services, such as Internet and Intranet services and disaster recovery services, and by licensing the Phoenix System to additional bank subsidiaries of existing clients. The Company currently intends to expand the market for the Phoenix System in the future to include institutions with asset sizes greater than $1 billion by increasing product functionality and flexibility. Furthermore, in the first quarter of 1997, the Company completed the development of a product which operates on the Microsoft Windows NT platform which the Company anticipates will be more attractive to institutions with assets less than $100 million than the current product which operates on a Unix operating system platform.

         The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future. Special factors that may cause the Company's future operating results to vary include, without limitation: the size and timing of significant orders; the mix of direct and indirect sales; the mix and timing of foreign and domestic sales; the timing of new product announcements and changes in pricing policies by the Company and its competitors; market acceptance of new and enhanced versions of the Company's products; increased competition; changes in operating expenses, including expenses related to acquisitions; changes in Company strategy; personnel changes; changes in legislation and regulation; foreign currency exchange rates and general economic factors. Product revenues are also difficult to forecast because the market for client/server application software products is rapidly evolving, and the Company's sales cycle, from initial review to purchase and the provision of support services, varies substantially from customer to customer. As a result, Phoenix believes that quarter to quarter comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such an event, the price of the Common Stock would likely be materially adversely affected.

RESULTS OF OPERATIONS

         The following table sets forth the percentage of total revenues represented by certain line items in the Company's statement of operations for the periods indicated.

                                                                        PERCENT OF TOTAL REVENUES
                                                             ----------------------------------------------
                                                                               FISCAL          FISCAL
                                                                 1996          1995(1)           1994
                                                             -------------  ------------   ----------------
Revenues:
   License fees and other . . . . . . . . . . . . . . .                 66%           69%              14%
   Implementation, customer and software support and
     other service fees   . . . . . . . . . . . . . . .                 34%           31%              86%
                                                             -------------  ------------   --------------
        Total revenues  . . . . . . . . . . . . . . . .                100%          100%             100%
Expenses:
   Cost of license fees and other . . . . . . . . . . .                  6%            7%               0%
   Cost of implementation, customer and software
     support and other service fees   . . . . . . . . .                 22%           25%             149%
   Sales and marketing  . . . . . . . . . . . . . . . .                 13%           20%              84%
   General and administrative . . . . . . . . . . . . .                 18%           21%             230%
   Product development  . . . . . . . . . . . . . . . .                 17%           13%             319%
                                                             -------------  ------------   --------------
        Total expenses  . . . . . . . . . . . . . . . .                 76%           86%             782%
Other income (expense):
   Interest income  . . . . . . . . . . . . . . . . . .                  2%            2%               6%
   Interest expense . . . . . . . . . . . . . . . . . .                  0%            0%              (5)%
   Other income (expense) . . . . . . . . . . . . . . .                  0%            0%              18%
                                                             -------------  ------------   --------------
Income (loss) before income taxes . . . . . . . . . . .                 26%           16%            (662)%
Income tax expense  . . . . . . . . . . . . . . . . . .                  5%            5%               0%
                                                             -------------  ------------   --------------
Net income (loss) . . . . . . . . . . . . . . . . . . .                 21%           11%            (662)%
-------------------------------                              =============  ============   ==============

(1) In 1995, Phoenix changed its fiscal year end from January 31 to December 31, and the information presented above for Fiscal 1995 consists of eleven months.

Comparison of the Year Ended December 31, 1996 to Fiscal 1995

         Revenues. Total revenues increased 107.1% to $10.4 million in the year ended December 31, 1996 from $5.0 million in Fiscal 1995. License fees and other revenues increased 96.9% to $6.8 million in the year ended December 31, 1996 from $3.5 million in Fiscal 1995. Revenues during the year ended December 31, 1996 and Fiscal 1995 include $482,000 and $256,000, respectively, in foreign tax withholdings which are contractually paid by foreign customers, and such amount is also recorded as an income tax expense. The completion of a commercially viable version of the Phoenix System and the delivery of software to an increased number of customers in both the United States and international markets were major factors in the increase in license fees during the year ended December 31, 1996 compared to Fiscal 1995. Phoenix has not significantly increased the price of its products since the conclusion of Fiscal 1995 in domestic markets, but has increased prices for certain international markets during 1996.

         Approximately 16% and 16% of Phoenix's total revenues for the year ended December 31, 1996 were derived from two international customers, one of which contributed 19% of Fiscal 1995 total revenues. In Fiscal 1995 another customer contributed approximately 43% of Phoenix's total revenues. Revenue from one of these customers during the year ended December 31, 1996 represents license fees to a reseller which the reseller may apply to future sales of the Phoenix System. During the year ended December 31, 1996, approximately 53% of the Company's revenues were derived from its foreign sales activities as compared to approximately 70% of the Company's revenues in Fiscal 1995. Management believes that international sales will continue to constitute over one-half of total annual revenues in the near future.


         Implementation, customer and software support and other service fees increased 129.9% to $3.6 million in the year ended December 31, 1996 from $1.6 million in Fiscal 1995. This growth was primarily due to increased implementation and development fees and services, which resulted from increased licensing activity.

         Expenses. The Company's operating expenses increased 83.1% to $7.9 million in the year ended December 31, 1996 from $4.3 million in Fiscal 1995. The growth in expenses was primarily due to increased personnel related costs resulting from higher staffing levels.

         Cost of license fees and other increased 79.4% to $674,000 in the year ended December 31, 1996 from $376,000 in Fiscal 1995. These costs consisted primarily of amortization of capitalized software development costs and third party software royalties which related to software which is sold and installed with the Company's products. Amortization of software development costs increased in the year ended December 31, 1996 compared to Fiscal 1995 because:
(i) amortization costs were only first recorded in June 1995 after general release of the Phoenix System; and (ii) the amount of monthly amortization increased as the Company capitalized additional software development costs. Third party royalties increased in the year ended December 31, 1996 from Fiscal 1995 due to higher sales of third party software licenses.

         Cost of implementation, customer and software support and other service fees consists primarily of personnel related costs incurred in providing implementation, conversion and installation services, training and customer support. Cost of implementation, customer and software support and other services increased 82.3% to $2.3 million in the year ended December 31, 1996 from $1.2 million in Fiscal 1995 because of increased personnel related costs.

         Sales and marketing expenses increased 40.1% to $1.4 million in the year ended December 31, 1996 from $983,000 in Fiscal 1995. This increase was primarily due to the expansion of sales and marketing staffing and increased marketing activities.

         General and administrative expenses increased 72.3% to $1.8 million in the year ended December 31, 1996 from $1.1 million in Fiscal 1995. The increase was primarily the result of increased personnel costs, professional services and public company related expenses.

         Product development expenses increased 168.9% to $1.8 million in the year ended December 31, 1996 from $655,000 in Fiscal 1995. This increase was primarily due to the continued development of the Phoenix System. Capitalized software development costs increased to $1.2 million in the year ended December 31, 1996 from $1.1 million in Fiscal 1995. The total of product development expenses and capitalized software development costs ("Product Development Expenditures") increased to $3.0 million during the year ended December 31, 1996 from $1.8 million during Fiscal 1995. The increase in Product Development Expenditures was primarily attributable to increased staffing required to expand and enhance the Company's product line.

         Other Income (Expense). Interest income was $224,000 and $122,000 in the year ended December 31, 1996 and Fiscal 1995, respectively. Interest income increased in the year ended December 31, 1996 as a result of interest from the investment of funds received by the Company in the third quarter of 1996 from the initial public offering of the Company's Common Stock. Interest expense increased to $19,000 in the year ended December 31, 1996 from $12,000 in Fiscal 1995 as a result of increased interest from bank equipment and line of credit loans in the year ended December 31, 1996.

         Income tax expense was $482,000 and $256,000 in the year ended December 31, 1996 and Fiscal 1995, respectively. These income tax expenses represent withholding taxes which relate to the licensing of the Company's products to foreign customers and which are contractually payable by those customers.

         As a result of the Company's start-up losses, the Company has a net operating loss carryforward. At December 31, 1996, Phoenix had available net operating loss carryforwards of $5.7 million that expire in years 2008 through 2011 to offset future taxable income for federal income tax purposes. In addition, Phoenix has available research and development tax credit carryforwards of $198,000 that expire in years 2008 through 2011 and foreign tax credit carryforwards of $738,000 that expire in years 2000 through 2003. Utilization of these carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Further, the Company's initial public offering may cause an ownership change, as defined by the Internal Revenue Code of 1986, as amended (the "Code"). In the event of an ownership change, the annual amount of net operating loss carryforwards and tax credit available to offset taxable income may be limited under the provisions of the Code. A valuation allowance of $2.4 million against deferred tax assets resulting from the net operating loss and tax credit carryforwards and other tax benefits has been recorded because management believes it is more likely than not that the deferred tax assets for which the valuation allowance has been recorded will not be realized. See note 9 to the notes to consolidated financial statements.

         Net Income. Net income increased $1,664,000 or 300% to $2.2 million for the year ended December 31, 1996 from $554,000 for Fiscal 1995 primarily as a result of increased revenues.

Comparison of Fiscal 1995 to Fiscal 1994

         Revenues. Total revenues were $5.0 million in Fiscal 1995 as compared to $427,000 in Fiscal 1994. During Fiscal 1995, Phoenix recognized $3.5 million in license fees and other revenues. The completion of a commercially viable version of the Phoenix System and commencement of licensing of the Phoenix System in both the United States and international markets were major factors in the increase in license fees during Fiscal 1995. License fees and other revenues during Fiscal 1994 were $0 because Phoenix was in the process of developing its products and, as a result, did not recognize any revenue from the licensing of its software. However, Phoenix recognized $58,000 of revenue in Fiscal 1994 from commissions earned from the sale and delivery of third party products. International sales accounted for approximately 70% and 33% of total revenues in Fiscal 1995 and Fiscal 1994, respectively.

         Implementation, customer and software support and other service fees were $1.6 million in Fiscal 1995 as compared to $370,000 in Fiscal 1994. This growth was primarily due to increased implementation fees, which resulted from increased licensing activity.

         Expenses. The Company's operating expenses increased 29.3% to $4.3 million in Fiscal 1995 from $3.3 million in Fiscal 1994. The growth in expenses was primarily due to increases in personnel related costs resulting from higher staffing levels.

         Cost of license fees and other of $376,000 in Fiscal 1995, consisting primarily of amortization of capitalized software development costs and software royalties to third parties, was recognized after general release of the Phoenix System.

         Cost of implementation, customer and software support and other service fees increased 95.6% to $1.2 million in Fiscal 1995 from $637,000 in Fiscal 1994. This increase was due to increased implementation costs related to the Company's initial installations and the release of its software and increased personnel related costs.

         Sales and marketing expenses increased 174% to $983,000 in Fiscal 1995 from $359,000 in Fiscal 1994. This increase was primarily due to the expansion of sales and marketing staffing and increased marketing activities.

         General and administrative expenses increased 7.8% to $1.1 million in Fiscal 1995 from $982,000 in Fiscal 1994. The increase was primarily the result of increased staffing and associated expenses necessary to manage and support the Company's growth.

         Product development expenses decreased 52% to $655,000 in Fiscal 1995 from $1.4 million in Fiscal 1994. Technological feasibility of the Phoenix System was established during Fiscal 1994, and, therefore, as required by the Statement of Financial Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed," certain expenditures were capitalized during Fiscal 1994 and Fiscal 1995. Product development expenses decreased during Fiscal 1995 due to the capitalization of certain software development costs. Capitalized software development costs increased to $1.1 million in Fiscal 1995 from $93,000 in Fiscal 1994. Product Development Expenditures increased to $1.8 million in Fiscal

1995 from $1.5 million in Fiscal 1994 due to increased staffing required to expand and enhance the Company's product line.

         Other Income (Expense). Interest income increased $95,000 to $122,000 in Fiscal 1995 from $27,000 in Fiscal 1994. Interest income increased from Fiscal 1994 to Fiscal 1995 as a result of interest accrued on a related party stock subscriptions receivable. Interest expense decreased from $19,000 in Fiscal 1994 to $12,000 in Fiscal 1995 as a result of repayment of a note payable during Fiscal 1995. Other income of $76,000 in Fiscal 1994 consisted principally of the fair market value of computer equipment given to Phoenix by a computer company to enable Phoenix to develop and test the Phoenix System on such company's equipment.

         The Company did not recognize income tax expense for federal income tax in Fiscal 1994 and Fiscal 1995 due to the net operating losses incurred in the fiscal year ended January 31, 1994 and Fiscal 1994. Income tax expense in Fiscal 1995 of $256,000 represented foreign withholding taxes related to revenue from customers in certain foreign countries, which taxes are contractually payable by those customers.

         Net Income. Net income increased $3.4 million to $554,000 for Fiscal 1995 from a loss of $2.8 million for Fiscal 1994 primarily as a result of increased revenues from the commercial introduction and licensing of the Phoenix System.

BACKLOG

         Backlog, defined as the contract value of executed agreements minus revenue recognized from these contracts, totaled $6.8 million, $7.1 million and $3.1 million at the end of the year ended December 31, 1996, Fiscal 1995 and Fiscal 1994, respectively. At December 31, 1996, backlog totaled $6.8 million and consisted of $39,000 for software licenses, $1.1 million for implementation and $5.7 million for five-year customer support service agreements. Backlog of software license and implementation revenue is expected to be realized within a period of approximately one year, and customer support service backlog is expected to be realized within a period of approximately five years.

LIQUIDITY AND CAPITAL RESOURCES

         On July 8, 1996, the Company received net proceeds of $6.4 million from the sale of 670,000 shares of Common Stock in its initial public offering. On July 8, 1996, the Company received approximately $1.3 million plus accrued interest of approximately $159,000 from its Chairman and Chief Executive Officer, Mr. Yusefzadeh, from the proceeds of shares sold by Mr. Yusefzadeh in the initial public offering. The Company used $334,000 of the net proceeds to repay debt and accrued interest including bank term and line of credit loans, an equipment note to Mr. Yusefzadeh and funds payable to a vendor.

         At December 31, 1996, cash and cash equivalents and investments were $6.5 million. Cash and cash equivalents include $190,000 which is restricted securing a letter of credit to a government municipality until such funds are earned under an economic development grant. For the year ended December 31, 1996, cash used by operations was $165,000. Reduction of deferred revenue and increases in accounts receivable and unbilled accounts receivable in the year ended December 31, 1996 were a significant use of cash in operating activities. Deferred revenue balances declined as license fee and service revenues were recognized during the year ended December 31, 1996. Investing activities used cash of $4.5 million, including $572,000 for property and equipment, $1.2 million for capitalized software development costs and $2.7 million for short-term investments. Financing activities provided $8.0 million in cash, including $6.4 million in net proceeds from the initial public offering and $1.3 million from the payment of stock subscriptions receivable.

         Working capital increased to $6.9 million at December 31, 1996 from a deficit of $2.3 million at December 31, 1995. Excluding deferred revenue, which represents advance payments for license fees and services, and related deferred tax assets, adjusted working capital was $7.9 million at December 31, 1996 and $423,000 at December 31, 1995.

         The Company believes its cash balances, investments and cash flow from operations will be sufficient to meet its working capital, capital expenditure and capitalized software development requirements for the foreseeable future. Cash flows from operating activities are dependent on continued advance payments from customers, and there is no assurance that the Company will continue to receive these payments from customers or that it will continue to receive these payments in advance on the same terms as it has in the past. The Company anticipates that its operating and investing activities may use cash in the future, particularly from growth in operations and development activities. Consequently, any such future growth, including acquisitions, may require the Company to obtain additional equity or debt financing.

INFLATION

         The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements. Generally, throughout the periods discussed above, the increases in revenue have resulted primarily from higher volumes, rather than price increases.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

         This Annual Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this Annual Report and include all statements regarding the intent, belief or current expectations of the Company, its Directors or its Officers with respect to, among other things:
(i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; (iii) the Company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors discussed herein and those factors discussed in detail in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors" section of the Company's Registration Statement on Form S-1 (Registration Number 333-03355), as declared effective by the Securities and Exchange Commission on July 1, 1996.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Phoenix International Ltd., Inc.

     We have audited the accompanying consolidated balance sheets of Phoenix International Ltd., Inc. as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the year ended December 31, 1996, the eleven months ended December 31, 1995 and the year ended January 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phoenix International Ltd., Inc. at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the year ended December 31, 1996, the eleven months ended December 31, 1995 and the year ended January 31, 1995 in conformity with generally accepted accounting principles.





                                                       Ernst & Young LLP

Atlanta, Georgia
January 31, 1997

                      PHOENIX INTERNATIONAL LTD., INC.
                         CONSOLIDATED BALANCE SHEETS


                                                                              DECEMBER 31,     DECEMBER 31,
                                                                                  1996             1995
                                                                              ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents............................................       $ 3,770,889      $    425,931
  Investments..........................................................         2,730,825                --
  Accounts receivable, net of allowance for doubtful accounts of
   $15,000 and $10,000 at December 31, 1996 and 1995,
   respectively........................................................           935,736           328,693
  Unbilled accounts receivable.........................................         1,188,282           108,320
  Interest receivable, related party...................................                --           105,001
  Prepaid expenses and other current assets............................           548,379           174,339
  Deferred tax asset...................................................                --           390,769
                                                                              -----------      ------------
Total current assets...................................................         9,174,111         1,533,053
Property and equipment:
  Computer equipment and purchased software............................         1,088,509           522,571
  Furniture, office equipment and leasehold improvements...............           252,047           245,762
                                                                              -----------      ------------
                                                                                1,340,556           768,333
  Accumulated depreciation and amortization............................          (447,128)         (191,826)
                                                                              -----------      ------------
                                                                                  893,428           576,507
Capitalized software development costs, net of accumulated
  amortization of $446,572 and $107,647 at December 31, 1996 and
  1995, respectively...................................................         1,985,628         1,118,729
Other assets...........................................................            30,000                --
                                                                              -----------      ------------
Total assets...........................................................       $12,083,167      $  3,228,289
                                                                              ===========      ============
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable.....................................................       $   384,693      $    264,274
  Accrued expenses.....................................................           922,040           279,521
  Note payable, related party..........................................                --            35,203
  Payable to vendor....................................................                --           140,000
  Deferred revenue.....................................................         1,002,417         3,077,393
                                                                              -----------      ------------
Total current liabilities..............................................         2,309,150         3,796,391
Deferred revenue under economic development grant......................           190,000                --
Shareholders' equity (deficit):
  Preferred stock, $1.00 par value:
   10,000,000 shares authorized, none issued and outstanding...........                --                --
  Common stock, $0.01 par value:
   20,000,000 shares authorized, 3,838,910 issued and outstanding at
    December 31, 1996..................................................            38,389                --
  Class A through E common stock, par values $0.0043 to $4.30:
   12,750,000 total shares authorized, 2,992,330 shares issued
   and outstanding at December 31, 1995................................                --         1,671,190
   Additional paid-in capital..........................................        10,727,255         2,368,470
   Stock subscription receivables......................................          (110,683)       (1,318,524)
   Accumulated deficit.................................................        (1,070,944)       (3,289,238)
                                                                              -----------      ------------
Total shareholders' equity (deficit)...................................         9,584,017          (568,102)
                                                                              -----------      ------------
Total liabilities and shareholders' equity (deficit)...................       $12,083,167      $  3,228,289
                                                                              ===========      ============

See accompanying notes to consolidated financial statements.

                       PHOENIX INTERNATIONAL LTD., INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS



                                                                                           ELEVEN
                                                                    YEAR ENDED           MONTH ENDED           YEAR ENDED
                                                                   DECEMBER 31,          DECEMBER 31,          JANUARY 31
                                                                      1996                  1995                  1995
                                                                   -----------           -----------          ------------
Revenues:
  License fees and other.................................          $ 6,827,699           $ 3,467,547          $     57,776
  Implementation, customer and software support and
   other service fees....................................            3,577,848             1,556,164               369,711
                                                                   -----------           -----------          ------------
Total revenues...........................................           10,405,547             5,023,711               427,487

Expenses:
  Costs of license fees and other........................              674,037               375,783                    --
  Costs of implementation, customer
   and software support and other service fees...........            2,272,710             1,246,886               637,427
  Sales and marketing....................................            1,377,353               983,290               358,948
  General and administrative.............................            1,822,871             1,058,190               981,930
  Product development....................................            1,760,691               654,797             1,362,780
                                                                   -----------           -----------          ------------
Total expenses...........................................            7,907,662             4,318,946             3,341,085

Other income (expense):
  Interest income........................................              223,548               121,815                26,610
  Interest expense.......................................              (19,231)              (12,060)              (19,366)
  Other income (expense).................................               (2,242)               (4,252)               75,989
                                                                   -----------           -----------          ------------
Income (loss) before income taxes........................            2,699,960               810,268            (2,830,365)
Income tax expense.......................................              481,666               255,999                    --
                                                                   -----------           -----------          ------------
Net income (loss)........................................          $ 2,218,294           $   554,269          $ (2,830,365)
                                                                   ===========           ===========          ============
Net income (loss) per share..............................          $      0.59           $      0.17          $      (1.11)
                                                                   ===========           ===========          ============
Weighted average shares outstanding......................            3,760,680           $ 3,235,532             2,560,151
                                                                   ===========           ===========          ============

See accompanying notes to consolidated financial statements.

                       PHOENIX INTERNATIONAL LTD., INC.
          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)



                                                 COMMON STOCK,                                                        TOTAL
                                                  ALL CLASSES         ADDITIONAL       STOCK                       SHAREHOLDERS'
                                            ----------------------      PAID-IN     SUBSCRIPTION    ACCUMULATED       EQUITY
                                              SHARES      AMOUNT        CAPITAL     RECEIVABLES       DEFICIT        (DEFICIT)
                                            ---------    ---------    -----------   ------------    ------------   -------------
Balance, February 1, 1994..............     2,137,251    $ 526,000    $   285,686   $    (25,000)   $ (1,013,142)  $    (226,456)
  Issuance of 139,386 shares of
   Class C common stock................       139,386      300,000             --             --              --         300,000
  Issuance of 605,046 shares of
   Class E common stock, net of
   issuance costs of $6,000............       605,046      651,117      1,478,566     (1,350,524)             --         779,159
  Payment on stock subscription
   receivable..........................            --           --             --         25,000              --          25,000
  Issuance of stock options as
   compensation for services...........            --           --        333,250             --              --         333,250
  Net loss.............................            --           --             --             --      (2,830,365)     (2,830,365)
                                            ---------    ---------    -----------   ------------    ------------   -------------
Balance, January 31, 1995..............     2,881,683    1,477,117      2,097,502     (1,350,524)     (3,843,507)     (1,619,412)
  Issuance of 23,231 shares of
   Class D common stock................        23,231      100,000             --             --              --         100,000
  Issuance of 87,416 shares of
    Class E common stock...............        87,416       94,073        270,968             --              --         365,041
  Payment on stock subscription
    receivable.........................            --           --             --         32,000              --          32,000
  Net income...........................            --           --             --             --         554,269         554,269
                                            ---------    ---------    -----------   ------------    ------------   -------------
Balance, December 31, 1995.............     2,992,330    1,671,190      2,368,470     (1,318,524)     (3,289,238)       (568,102)
  Issuance of shares of Class E
   common stock from exercise of
   stock options.......................       170,269      183,230        137,940       (118,280)             --         202,890
  Conversion of Class A, B,C, D
   and E common stock into
   common stock, $0.01 par value.......            --   (1,822,794)     1,822,794             --              --              --
  Payment of stock subscription
   receivable..........................            --           --             --      1,318,524              --       1,318,524
  Payment on employee stock
   subscription receivable.............            --           --             --          7,597              --           7,597
  Common stock issued in
   connection with initial public
   offering, net of expenses...........       670,000        6,700      6,367,195             --              --       6,373,895
  Issuance of common stock from
   exercise of stock options...........         7,473           75         32,094             --              --          32,169
  Repurchase and retirement of
   common stock........................        (1,162)         (12)        (1,238)                                        (1,250)
  Net income...........................            --           --             --             --       2,218,294       2,218,294
                                            ---------    ---------    -----------   ------------    ------------   -------------
Balance, December 31, 1996.............     3,838,910    $  38,389    $10,727,255   $   (110,683)   $ (1,070,944)  $   9,584,017
                                            =========    =========    ===========   ============    ============   =============

See accompanying notes to consolidated financial statements.

                       PHOENIX INTERNATIONAL LTD., INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              ELEVEN
                                                                      YEAR ENDED           MONTHS ENDED           YEAR ENDED
                                                                     DECEMBER 31,          DECEMBER 31,           JANUARY 31,
                                                                         1996                  1995                  1995
                                                                     -----------           ------------          ------------
OPERATING ACTIVITIES
Net income (loss)..........................................          $ 2,218,294           $   554,269          $ (2,830,365)
Adjustments to reconcile net income (loss) to net cash
 provided by (used in) operating activities:
  Depreciation and amortization............................              594,227               228,544                64,534
  Satisfaction of payable to vendor........................             (100,000)                   --                    --
  Stock options issued for compensation....................                   --                    --               333,250
  Provision for doubtful accounts..........................                5,000                10,000                   --
  Deferred taxes...........................................              390,769              (190,325)             (200,444)
  Changes in operating assets and liabilities:
   Accounts receivable.....................................             (612,043)              (78,163)             (260,530)
   Unbilled accounts receivable............................           (1,079,962)              (99,908)               (6,597)
   Interest receivable, related party......................              105,001               (95,557)               (9,444)
   Prepaid expenses and other current assets...............             (374,040)              (79,350)              (81,572)
   Accounts payable........................................              120,419               127,613                45,504
   Accrued expenses........................................              642,519                56,732               119,552
   Deferred revenue........................................           (2,074,976)              576,123             2,351,833
                                                                     -----------           -----------          ------------
Net cash provided by (used in) operating activities........             (164,792)            1,009,978              (474,279)

INVESTING ACTIVITIES
Purchases of investments...................................           (2,730,825)                   --                    --
Purchases of property and equipment........................             (572,223)             (253,003)             (342,047)
Capitalized software development costs.....................           (1,205,824)           (1,133,375)              (93,001)
Increase in other assets...................................              (30,000)                   --                    --
                                                                     -----------           -----------          ------------
Net cash used in investing activities......................           (4,538,872)           (1,386,378)             (435,048)

FINANCING ACTIVITIES
Proceeds from short-term debt..............................              247,031                    --               291,254
Payment on short-term debt.................................             (322,234)             (310,000)                   --
Economic development grant.................................              190,000                    --                    --
Net proceeds from issuance of common stock.................            6,607,704               465,041             1,079,159
Cash payments for stock subscription receivables...........            1,326,121                32,000                25,000
                                                                     -----------           -----------          ------------
Net cash provided by financing activities..................            8,048,622               187,041             1,395,413
Net increase (decrease) in cash and cash equivalents.......            3,344,958              (189,359)              486,086
Cash and cash equivalents at beginning of period...........              425,931               615,290               129,204
                                                                     -----------           -----------          ------------
Cash and cash equivalents at end of period.................          $ 3,770,889           $   425,931          $    615,290
                                                                     ===========           ===========          ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
 Interest..................................................          $    56,406           $    12,060          $     14,942
                                                                     ===========           ===========          ============
 Income taxes..............................................          $   481,666           $   313,984          $    200,444
                                                                     ===========           ===========          ============
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
 FINANCING ACTIVITIES
Equipment provided by vendor...............................          $        --           $        --          $     78,644
                                                                     ===========           ===========          ============
Stock subscription receivable from sale of Class E stock             $   118,280           $        --          $  1,350,524
                                                                     ===========           ===========          ============

See accompanying notes to consolidated financial statements.

                        PHOENIX INTERNATIONAL LTD., INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1996



1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

     Phoenix International Ltd., Inc. (the Company), formed on January 11, 1993, designs, develops, markets and supports highly adaptable, enterprise-wide client/server application software for the financial services industry, with a primary focus on middle market financial institutions.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

FISCAL YEAR

     The financial statements for 1996 include the twelve months of operations ended December 31, 1996. During 1995 the Company changed its fiscal year end from January 31 to December 31. Fiscal 1995 and fiscal 1994 correspond with the eleven months ended December 31, 1995 and the twelve months ended January 31, 1995, respectively.

     Comparative unaudited results of operations for the eleven months ended December 31, 1994 are as follows:


 License fees and other...................................................................        $    57,475
 Implementation, customer and software support and other service fees.....................            363,377
                                                                                                  -----------
   Total revenues.........................................................................            420,852
 Costs of license fees and other..........................................................                  -
 Costs of implementation, customer and software support and other service fees............            569,651
 Sales and marketing......................................................................            341,915
 General and administrative...............................................................            881,471
 Product development......................................................................          1,325,506
                                                                                                  -----------
   Total expenses.........................................................................          3,118,543
 Interest income..........................................................................             17,266
 Interest expense.........................................................................            (17,096)
                                                                                                  -----------
 Net loss before income taxes.............................................................         (2,697,521)
 Income tax expense.......................................................................                  -
                                                                                                  -----------
   Net loss...............................................................................        $(2,697,521)
                                                                                                  ===========

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996






1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

NET INCOME (LOSS) PER SHARE

     Net income (loss) per share is based on the weighted average number of common shares outstanding and dilutive common stock equivalents outstanding during the periods presented. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, "cheap stock", or common stock issued for consideration below the public offering price and stock options issued with exercise prices below the public offering price during the twelve-month period preceding the initial filing of the Registration Statement, has been included in the calculation of weighted average shares outstanding, using the treasury stock method, as if it had been outstanding for all periods presented through June 30, 1996.

     Historical net income (loss) per share calculated in accordance with APB Opinion No. 15 (excluding the impact of "cheap stock") is as follows:


                                                                FISCAL         FISCAL
                                                   1996          1995           1994
                                              -----------------------------------------
     Net income (loss) per share              $     0.60      $     0.18     $    (1.21)
     Weighted average shares outstanding       3,715,171       3,029,251      2,330,391

REVENUE RECOGNITION

     Revenues are recorded in accordance with AICPA Statement of Position 91-1, "Software Revenue Recognition." Revenue is derived principally from the licensing of internally produced software and implementation and support services. When the Company receives payment in advance of delivering the products or providing services, these payments are deferred until earned. Software license revenue is recognized upon delivery and when no significant obligations remain as to the software system requirements. Implementation service revenue is recognized as earned over the service period. Support services are prebilled in advance, and revenue is recognized over the related period.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents as of December 31, 1996 include $190,000 received from a government municipality under a job growth incentive economic development agreement. The amount received under this agreement secures a letter of credit. Revenue has been deferred until the Company completes its obligations under this agreement.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996






1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally three to five years for computer equipment and purchased software and four to seven years for furniture and office equipment). Leasehold improvements are amortized over the related lease term.

CAPITALIZED SOFTWARE DEVELOPMENT COSTS

     The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." Costs incurred internally to develop a computer software product are charged to product development expense when incurred until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized and recorded at the lower of unamortized cost or net realizable value. Capitalization ceases upon general release to customers. After general release, capitalized costs are amortized using the greater of the amount computed using a) the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product or b) the straight-line method over the estimated useful life of the related product (currently five years). Amortization for 1996 and fiscal 1995 was $338,925 and $107,647, respectively, and is included in costs of license fees and other.

     Technological feasibility of the Phoenix System was established in December 1994. The Phoenix System was available for general release in June 1995.

ADVERTISING EXPENSE

     Advertising costs are expensed as incurred. The Company incurred $90,432, $116,196, and $12,625, and in advertising costs during 1996, fiscal 1995 and fiscal 1994, respectively.

STOCK BASED COMPENSATION

     The Company grants stock options generally for a fixed number of shares to certain employees with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for stock option grants for which the terms are fixed. Compensation expense is recognized for increases in the estimated fair value of common stock for stock options with variable terms. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which provides an alternative to APB Opinion No. 25 in accounting for stock-based compensation issued to employees. However, the Company plans to continue to account for stock-based compensation in accordance with APB Opinion No. 25.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996






1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In March 1995, the FASB issued Statement of Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less that the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The adoption of Statement 121 in 1996 was not material to the financial statements.

2. FINANCIAL INSTRUMENTS

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, and trade accounts receivable.

     The Company's cash and cash equivalents at December 31, 1996 are deposited principally in a single financial institution. Investment accounts contain money market funds and short-term United States Treasury Bills.

     Accounts receivable are unsecured and are due under stated terms, from a small number of customers which are primarily in the banking business and generally subject to regulatory oversight. Credit risk with respect to trade accounts receivable is limited due to the license agreements generally requiring substantial prepayments.

FAIR VALUE

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and Cash Equivalents

     The carrying amount reported in the balance sheet approximates the fair value of cash and cash equivalents.

Investments

     Investments are classified as available-for-sale and are carried at amounts approximating their fair value. As of December 31, 1996, investments were comprised of short-term United States Treasury Bills with no unrealized gains or losses.

Accounts Receivable And Accounts Payable

     The carrying amounts reported in the balance sheet for accounts receivable and accounts payable approximate their fair value.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996







2. FINANCIAL INSTRUMENTS (CONTINUED)

FAIR VALUE (CONTINUED)

Short-Term Debt

     The carrying amount of the Company's borrowings approximate their fair value.

3. SHORT-TERM OBLIGATIONS


                                                                                         DECEMBER 31,     DECEMBER 31,
                                                                                             1996            1995
                                                                                         ------------     ------------
Note Payable, related party--Note payable to a shareholder, collateralized by
  certain office equipment, paid with accrued interest in 1996..................            $   --          $ 35,203
Payable to vendor--Payable to vendor represents non-interest bearing funds received from a major hardware manufacturer.  Repayment of $40,000 was in cash and repayment of $100,000 was satisfied by completing certain
  product development milestones................................................                --           140,000

4. LEASE COMMITMENTS

     The Company leases office space, equipment and furniture under noncancellable operating leases. Total rent expense for all operating leases was, $320,526, $181,868 and $143,468 in 1996, fiscal 1995, and fiscal 1994, respectively. Future minimum lease payments under noncancellable operating leases with terms of one year or more consisted of the following at December 31, 1996:


                Years ending December 31,
                 1997.....................................................................  $   767,461
                 1998.....................................................................      980,210
                 1999.....................................................................      979,864
                 2000.....................................................................      992,800
                 2001.....................................................................    1,005,735
                 Thereafter...............................................................    5,555,796
                                                                                            -----------
                                                                                            $10,281,866
                                                                                            ===========

5. INITIAL PUBLIC OFFERING

     On July 1, 1996, the Company's initial public offering of 670,000 shares of common stock was declared effective by the Securities and Exchange Commission. On July 8, 1996, the Company completed the initial public offering, issued the common stock and received net proceeds of approximately $6.4 million (after deducting underwriting discounts of $0.6 million and offering costs of $1.1 million). On July 8, 1996, the Company received approximately $1,319,000 plus accrued interest of approximately $159,000 for payment of stock subscriptions receivable due from the CEO out of proceeds of shares sold by the CEO in the initial public offering.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996







6. CAPITALIZATION

    On May 6, 1996, the Board of Directors approved a 2.3231-for-one share split of the Company's capital stock (classes A through E). In addition, the Company amended its articles of incorporation effective May 8, 1996 to reduce the par value of each of the Company's capital stock (classes A through E) in accordance with the stock split and to increase the number of authorized shares of Class A common stock to 1,500,000 shares. All share and per share amounts related to common stock have been retroactively restated to reflect the stock split for all periods presented.

    On July 8, 1996, the Company filed amended and restated articles of incorporation authorizing 20,000,000 shares of common stock, par value $0.01 per share, and all outstanding shares of the Company's capital stock (classes A through E common stock) converted into common stock, on a share for share basis as approved on June 12, 1996 by the shareholders of the Company. This recapitalization did not change total shareholders' equity (deficit). Prior to the conversion the Company had the following authorized capital:

    Class A common stock, voting $0.0043 par value, 1,500,000 shares authorized Class B common stock, voting $0.43 par value, 10,000,000 shares authorized Class C common stock, voting $2.15 par value, 200,000 shares authorized Class D common stock, non-voting $4.30 par value, 50,000 shares authorized Class E common stock, non-voting, $1.08 par value, 1,000,000 shares authorized at December 31, 1995 and 1,500,000 shares authorized at May 6, 1996

    Differences in voting rights and other preferences of classes A through E of common stock expired upon the above conversion into a single class of common stock.

    The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share. The terms of preferred stock have not been designated and no shares have been issued.

7. STOCK OPTIONS AND WARRANTS

    The Company has various stock option plans which authorize the Company's Board of Directors to grant employees, officers, and directors qualified and unqualified options to purchase shares of the Company's common stock. Exercise prices of stock options are determined by the Board of Directors and have been the estimated fair market value at the date of the grant for options granted to employees and 110% of estimated fair market value for options granted to the Company's chief executive officer.

    Stock option plans effective as of December 31, 1996 are the March 1995 Plan, the October 1995 Plan, and the 1996 Director Plan. Up to 520,000 shares of the Company's common stock may be issued pursuant to options granted under the March 1995 Plan; however, the Board does not intend to issue any additional shares under the March 1995 Plan. The October 1995 Plan authorizes the grant of options up to 250,000 shares of the Company's common stock, and the 1996 Director Plan authorizes the grant of options up to 99,000 shares of common stock.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996







7. STOCK OPTIONS AND WARRANTS (CONTINUED)

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation." Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     Pro forma information regarding net income and earnings per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1996 and fiscal 1995, respectively; risk-free interest rates of 6.33% and 6.06%; no dividend yield, weighted-average volatility factors of the expected market place of the Company's common stock of 0.13 and 0.00 and a weighted-average expected life of the option of 3.50 and 2.77 years. The volatility factors used are 0.00 for options issued prior to initial public offering of the Company's stock and 0.56 for options granted after the Company's initial public offering.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:


                                                                      FISCAL
                                                      1996             1995
                                                  ---------------------------
     Pro forma net income                         $1,815,927         $430,644
     Pro forma net income per share, primary      $     0.48         $   0.13

     Because Statement 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996







7. STOCK OPTIONS (CONTINUED)

     A summary of the Company's option activity and related information follows:

                                                                                                       WEIGHTED
                                                                                                   AVERAGE EXERCISE
                                                                                     OPTIONS            PRICE
                                                                                   -----------     ----------------
   Outstanding at February 1, 1994............................................            --                --
    Granted...................................................................       718,999            $ 1.47
    Exercised.................................................................      (152,992)           $ 1.44
    Cancelled.................................................................      (360,078)           $ 1.08
                                                                                    --------
   Outstanding at January 31, 1995............................................       205,929            $ 2.17
    Granted...................................................................       495,865            $ 4.37
    Exercised.................................................................       (86,835)           $ 4.18
    Canceled..................................................................        (8,597)           $ 2.91
                                                                                    --------
   Outstanding at December  31, 1995.........................................        606,362            $ 3.68
    Granted..................................................................        258,931            $11.24
    Exercised................................................................       (177,739)           $ 1.99
    Canceled.................................................................        (30,696)           $ 4.47
                                                                                    --------
   Outstanding at December 31, 1996..........................................        656,858            $ 7.08
                                                                                    ========

     The weighted average fair value of options granted during the year ended December 31, 1996 and fiscal 1995 was $11.22 and $4.31, respectively.

     Exercise prices for options outstanding as of December 31, 1996 range from $4.30 to $17.50 per share.

     The following table as of December 31, 1996 sets forth by group of exercise price ranges, the number of shares, weighted average exercise price, and weighted average remaining contractural life of options outstanding, and the number and weighted average exercise price of options currently exercisable.


                                      OPTIONS OUTSTANDING                            OPTIONS EXERCISABLE
------------------------------------------------------------------------     ------------------------------------
                                                          WEIGHTED
    RANGE OF         NUMBER          WEIGHTED             AVERAGE                   NUMBER          WEIGHTED
    EXERCISE           OF            AVERAGE            CONTRACTURAL                  OF            AVERAGE
     PRICES          SHARES       EXERCISE PRICE        LIFE (Years)                SHARES       EXERCISE PRICE
------------------------------------------------------------------------     ------------------------------------
 $ 4.30 - $ 6.46    450,733           $ 4.63               7.76                     236,559          $ 4.48
 $12.00 - $17.50    206,125           $12.43               8.76                      56,125          $12.52
------------------------------------------------------------------------     ------------------------------------
 $ 4.30 - $17.50    656,858           $ 7.08               8.08                     292,684          $ 6.02
========================================================================     ====================================

     The Company issued warrants to purchase up to 19,000 shares of common stock at an exercise price of $14.40 per share to the underwriter of its initial public offering pursuant to the underwriting agreement. The warrants are exercisable from July 1997 to July 2001.

     At December 31, 1996, the Company had 5,127 and 69,000 shares available for future grant under the October 1995 Plan and 1996 Director Plan, respectively. The Company has reserved 749,985 shares of common stock for issuance upon exercise of options and warrants to purchase common stock.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996




8. RELATED PARTY TRANSACTIONS

   The CEO of the Company had outstanding promissory notes (see Note 3) due him of $35,203 and accrued interest of $8,110 at December 31, 1995. The $1,318,524 stock subscription receivable at December 31, 1995 was due from the Company's CEO related to the issuance of 137,481 shares of Class E non-voting common stock. Interest of $105,001 was receivable on this stock subscription at December 31, 1995. In July 1996 following the Company's initial public offering the Company repaid the promissory note and accrued interest payable to the CEO and the Company received payment of stock subscription receivables and accrued interest out of proceeds of shares sold by the CEO in the initial public offering.

       To encourage certain bank shareholders' initial investment in the Company, the Company offered a discount, equal to the shareholders' initial investment, to be applied toward the license fee if and when the shareholders licensed the Phoenix System for use in their normal course of operations. Discounts offered since inception total $855,000. Discounts of $450,000 were used in 1996 and discounts of $300,000 were used in fiscal 1995, leaving a balance of $105,000 of available discounts at December 31, 1996. License fee revenue of $744,900, and $326,700, net of discounts used, was recorded in 1996 and fiscal 1995, respectively, under license agreements with shareholder banks. Implementation, support revenues, and other services of $1,060,000, $254,200 and $116,300 recorded in 1996, fiscal 1995 and fiscal 1994, respectively, were from shareholder banks.

9. INCOME TAXES

     Significant components of the provision for income taxes are as follows:


                                                          FISCAL      FISCAL
                                                1996       1995        1994
                                             ---------  ---------   ---------
Current foreign expense....................  $  90,897  $ 446,324   $ 200,444
Deferred foreign expense (benefit).........    390,769   (190,325)   (200,444)
                                             ---------  ---------   ---------
Total taxes................................  $ 481,666  $ 255,999   $      --
                                             =========  =========   =========

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996







9. INCOME TAXES (CONTINUED)

     Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities at December 31, 1996 and 1995 are as follows:


                                                    DECEMBER 31,  DECEMBER 31,
                                                        1996          1995
                                                    ------------  ------------
Deferred income tax liabilities:
 Tax over book depreciation.......................  $   (52,958)  $    (1,664)
 Capitalized software.............................     (946,126)     (435,186)
                                                    -----------   -----------
   Total tax liabilities..........................     (999,084)     (436,850)
Deferred income tax assets:
 Amortization of capitalized software.............      215,591            --
 Deferred revenue.................................           --       801,744
 Foreign tax credit carryforwards.................      737,664       514,428
 Research and development credit carryforwards....      198,236       111,346
 Net operating loss carryforwards.................    2,224,720     1,058,461
 Other............................................       32,540         4,772
                                                    -----------   -----------
   Total tax assets...............................    3,408,751     2,490,751
Valuation allowance for deferred income tax assets   (2,409,667)   (1,663,132)
                                                    -----------   -----------
Net deferred income tax assets....................  $        --   $   390,769
                                                    ===========   ===========

     The net deferred income tax assets at December 31, 1995 represent foreign withholding taxes paid upon remittance of cash by the Company's customers but prior to recognition of revenue by the Company and therefore relate to deferred revenue.

     The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:


                                                       FISCAL      FISCAL
                                           1996         1995        1994
                                        ----------   ---------   ----------
 Tax at U.S. statutory rates..........  $  944,986   $ 275,491   $ (962,324)
 Foreign withholding taxes............      90,897     255,999           --
 State taxes..........................     105,298      31,600     (110,384)
 Tax credits..........................    (310,127)   (346,571)    (263,402)
 Non-deductible compensation expense..          --          --      129,634
 Restricted stock compensation........  (1,078,362)         --           --
 Other................................     (17,561)     13,833      (22,060)
 Change in valuation allowance........     746,535      25,647    1,228,536
                                        ----------   ---------   ----------
  Total tax expense...................  $  481,666   $ 255,999   $       --
                                        ==========   =========   ==========

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996







9. INCOME TAXES (CONTINUED)

     At December 31, 1996, the Company has net operating loss carryforwards of approximately $5,700,000 for federal income tax purposes that expire approximately $1,000,000 in 2008, $900,000 in 2009, $1,100,000 in 2010, and
$2,700,000 in 2011. The tax benefit related to approximately $2,800,000 of the net operating loss carryforwards will result in a credit to shareholders' equity when realized. The Company also has research and development tax credit carryforwards of approximately $198,000 that expire in years 2008 through 2011 and foreign tax credit carryforwards of approximately $738,000 that expire in years 2000 through 2003. Due to uncertainties related to the Company's ability to generate sufficient taxable income in the future to realize the benefit of net deferred income tax assets related principally to these carryforward items, the Company has recorded a valuation allowance against deferred tax assets based on management's belief that it is more likely than not that the deferred tax assets for which the valuation allowance has been recorded will not be realized. The annual utilization of net operating loss carryforwards to offset future taxable income may be limited due to changes in the ownership of the Company.

10. EMPLOYEE BENEFITS

     The Company maintains a 401(k) plan that covers substantially all employees. The Company may, at its discretion, contribute by matching employee deferrals. Defined contributions are limited to the maximum amount deductible under the Internal Revenue Code. The Company did not make contributions to the plan in 1996, fiscal 1995, or fiscal 1994. The Company has a profit sharing plan covering substantially all employees under which the Company may make discretionary contributions. Contributions to the profit sharing plan, as determined by the Board of Directors, were $80,000 related to 1996. The Company did not make contributions to the profit sharing plan in fiscal 1995 or fiscal 1994.

11. MAJOR CUSTOMERS AND EXPORT SALES

     Sales to major customers, as a percentage of total revenues, are as follows:


                                                          1996   FISCAL 1995  FISCAL 1994
                                                          ----   -----------  -----------
 Customer A............................................    16%       --           --
 Customer B............................................    16%       19%          --
 Customer C............................................    --        43%          --
 Customer D............................................    --        --           16%
 Customer E............................................    --        --           15%

     Export sales from the United States, as a percentage of total revenues, were 53% in 1996, of which 42% represents sales to Latin and South America, 7% to the Pacific Rim and 4% to Africa. Export sales from the United States, as a percentage of total revenues, were 70% in fiscal 1995, of which 63% represents sales to Latin and South America and 7% to the Pacific Rim, and 33% in fiscal 1994, of which 26% represents sales to Latin and South America and 7% to the Pacific Rim.

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996







12. QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                      THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------
                                             MARCH 31,           JUNE 30,        SEPTEMBER 30,         DECEMBER 31,
                                               1996                1996              1996                1996 (1)
                                          ---------------------------------------------------------------------------
1996
Revenues                                    $1,781,330          $2,101,707         $2,885,180          $3,637,330
Gross profit                                 1,193,105           1,454,133          2,093,132           2,718,430
Operating income                               266,960             397,298            746,527           1,087,100
Net income                                     141,526             351,450            558,567           1,166,751
Net income per share (2)                    $     0.04          $     0.10         $     0.14          $     0.28
Weighted average shares outstanding          3,298,444           3,385,939          4,116,868           4,231,869

                                                                     THREE MONTHS ENDED
                                          ---------------------------------------------------------------------------
                                             MARCH 31,           JUNE 30,        SEPTEMBER 30,         DECEMBER 31,
                                             1995 (3)            1995 (4)            1995                 1995
                                          ---------------------------------------------------------------------------
CALENDAR 1995 (3)
Revenues                                    $   90,745          $3,199,852         $  788,767          $  950,982
Gross profit                                  (132,077)          2,747,471            311,759             405,365
Operating income (loss)                       (704,260)          2,055,039           (409,230)           (476,385)
Net income (loss)                             (605,973)          1,826,465           (377,437)           (445,322)
Net income (loss) per share (2)             $    (0.20)         $     0.57         $    (.012)         $    (0.14)
Weighted average shares outstanding          3,076,813           3,231,943          3,146,234           3,262,362

(1) License fees and other revenue was $2.6 million for the quarter ended December 31, 1996 which included $1.55 million to a single reseller under a distribution license agreement.

(2) Due to the use of the treasury stock method in the calculation of average shares outstanding, the sum of net income per share for the four quarters of 1996 and calendar 1995 does not equal net income per share for those respective years.

(3)  In 1995, Phoenix changed its fiscal year end from January 31 to December
     31. However, the information above for the quarter ended March 31, 1995 consists of three months, including the month of January 1995.

(4) License fee and other revenue was $2.8 million for the quarter ended June 30, 1995 in large part due to license fees of $2.1 million from a single foreign customer (which includes approximately $205,000 in foreign withholding taxes that are payable by that customer) and from the recognition of revenue from the backlog of customers with whom Phoenix had signed contracts while the Phoenix System was under development.

13. EMPLOYMENT AGREEMENTS

     The Company has entered into employment agreements with its senior executives. Each agreement commits the Company to various obligations if the employee is terminated without cause or if there is a change in the control of the Company. The major obligations are for salaries and bonus, healthcare premiums, and the vesting of previously granted stock options.

                     Selected Financial and Operating Data


                                                                       ELEVEN            FISCAL YEAR       FISCAL YEAR
                                                 YEAR ENDED          MONTHS ENDED           ENDED             ENDED
                                                DECEMBER 31,         DECEMBER 31,        JANUARY 31,       JANUARY 31,
                                                    1996               1995 (1)              1995              1994
                                                ------------         ------------        -----------       -----------
STATEMENT OF OPERATIONS DATA
Revenues:
  License fees and other......................  $  6,827,699         $  3,467,547        $    57,776       $    30,000
  Implementation, customer and software
   support and other service fees............      3,577,848            1,556,164            369,711                --
                                                ------------         ------------        -----------       -----------
Total revenues...............................     10,405,547            5,023,711            427,487            30,000

Expenses:
  Cost of license fees and other.............        674,037              375,783                 --                --
  Cost of implementation, customer and
   software support and other service fees...      2,272,710            1,246,886            637,427           104,818
  Sales and marketing........................      1,377,353              983,290            358,948            96,911
  General and administrative.................      1,822,871            1,058,190            981,930           225,458
  Product development........................      1,760,691              654,797          1,362,780           621,373
                                                ------------         ------------        -----------       -----------
Total expenses...............................      7,907,662            4,318,946          3,341,085         1,048,560

Other income (expense):
  Interest income............................        223,548              121,815             26,610             3,603
  Interest expense...........................        (19,231)             (12,060)           (19,366)               --
  Other income (expense).....................         (2,242)              (4,252)            75,989             1,815
                                                ------------         ------------        -----------       -----------
Income (loss) before income taxes............      2,699,960              810,268         (2,830,365)       (1,013,142)
Income tax expense...........................        481,666              255,999                 --                --
                                                ------------         ------------        -----------       -----------
Net income (loss)............................   $  2,218,294         $    554,269        $(2,830,365)      $(1,013,142)
                                                ============         ============        ===========       ===========
Net income (loss) per share(2)...............   $       0.59         $       0.17        $     (1.11)      $     (0.51)
                                                ============         ============        ===========       ===========
Weighted average shares outstanding(2).......      3,760,680            3,235,532          2,560,151         1,971,573
                                                ============         ============        ===========       ===========
OTHER DATA
Total product development expenditures(3)....   $  2,966,515         $  1,788,172        $ 1,455,781       $   621,373
Total personnel(4)...........................            124                   87                 48                23
Implemented customers(5).....................             27                   12                  2                --

                                                                                  AT
                                                ----------------------------------------------------------------------
                                                DECEMBER 31,         DECEMBER 31,        JANUARY 31,       JANUARY 31,
                                                    1996               1995 (1)              1995              1994
                                                ------------         ------------        -----------       -----------
BALANCE SHEET DATA
Working capital (deficit)....................   $  6,864,961         $ (2,263,338)       $(2,156,814)      $  (393,335)
Total assets.................................     12,083,167            3,228,289          1,726,511           311,322
Long-term obligations........................             --                   --                 --                --
Accumulated deficit..........................     (1,070,944)          (3,289,238)        (3,843,507)       (1,013,142)
Total shareholders' equity (deficit).........      9,584,017             (568,102)        (1,619,412)         (226,456)

                        PHOENIX INTERNATIONAL LTD., INC.
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                               DECEMBER 31, 1996




     The Company was formed on January 11, 1993. There was no activity in the period January 11, 1993 to January 31, 1993.


(1) During 1995, the Company changed its fiscal year end from January 31 to December 31. Accordingly, the consolidated financial statements for the period ended December 31, 1995 include only eleven months of operations.

(2)  See Note 1 of Notes to Consolidated Financial Statements.

(3) The total of capitalized software development costs and product development expenses.

(4)  All personnel, including contract workers and part-time employees.

(5)  Customers using the Phoenix System to support daily operations.