Form 10-K405, Exhibit 13
period 1997-12-31
PHOENIX INTERNATIONAL LTD INC
filed 1998-03-17
CIK 1013687

                                                                  EXHIBIT 13.1


ANNUAL REPORT - FINANCIAL STATEMENTS


                                                                         SELECTED FINANCIAL & OPERATING DATA
                                                                                        Eleven months     Fiscal year   Fiscal year
                                                            Year ended    Year ended            ended           ended      ended
                                                          December 31,   December 31,    December 31,     January 31,   January 31,
                                                                  1997           1996         1995(1)            1995         1994
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA
Revenues:
     License fees and other                                $12,664,491      $6,827,699   $ 3,467,547    $     57,776  $    30,000
     Implementation, customer and software support
          and other service fees                             5,178,543       3,577,848     1,556,164         369,711           --
                                                           ----------------------------------------------------------------------
Total revenues                                              17,843,034      10,405,547     5,023,711        427,487        30,000

Expenses:
     Cost of license fees and other                          1,594,711         674,037       375,783             --            --
     Cost of implementation, customer
        and software support and other service fees          3,886,878       2,272,710     1,246,886        637,427       104,818
     Sales and marketing                                     3,264,055       1,377,353       983,290        358,948        96,911
     General and administrative                              2,743,100       1,822,871     1,058,190        981,930       225,458
     Product development                                     3,274,238       1,760,691       654,797      1,362,780       621,373
                                                           ----------------------------------------------------------------------
Total expenses                                              14,762,982       7,907,662     4,318,946      3,341,085     1,048,560

Other income (expense):
     Interest income                                           799,676         223,548       121,815         26,610         3,603
     Interest expense                                          (52,376)        (19,231)      (12,060)       (19,366)           --
     Other income (expense)                                    133,656          (2,242)       (4,252)        75,989         1,815
                                                           ----------------------------------------------------------------------
Income (loss) before income taxes                            3,961,008       2,699,960       810,268     (2,830,365)   (1,013,142)
Income tax expense                                             920,492         481,666       255,999             --            --
                                                           ----------------------------------------------------------------------
Net income (loss)                                          $ 3,040,516      $2,218,294   $   554,269    $(2,830,365)  $(1,013,142)
                                                           ======================================================================

Net income (loss) per share(2) - basic                     $      0.68      $     0.65   $      0.19    $     (1.21)  $     (0.58)
                                                           ======================================================================
Net income (loss) per share(2) - diluted                   $      0.62      $     0.60   $      0.18    $     (1.21)  $     (0.58)
                                                           ======================================================================
Weighted average shares outstanding(2) - basic               4,465,545       3,406,782     2,929,517      2,330,391     1,741,813
                                                           ======================================================================
Weighted average shares outstanding(2) - diluted             4,886,255       3,715,120     3,029,251      2,330,391     1,741,813
                                                           ======================================================================

OTHER DATA
Total product development expenditures(3)                  $ 5,132,271      $2,966,515   $ 1,788,172    $ 1,455,781   $   621,373
Total personnel(4)                                                 193             124            87             48            23
Implemented customers(5)                                            39              27            12              2            --
Backlog(6)                                                 $21,200,000      $6,800,000   $ 7,300,000    $ 3,100,000   $   212,000
                                                                                                  At
                                                           -----------------------------------------------------------------------
                                                           December 31,    December 31,   December 31,    January 31,  January 31,
                                                                  1997            1996           1995           1995         1994
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital (deficit)                                  $27,488,029      $6,864,961   $(2,263,338)   $(2,156,814)  $  (393,335)
Total assets                                                52,157,495      12,083,167     3,228,289      1,726,511       311,322
Long-term obligations                                          595,821         190,000            --             --            --
Retained earnings (deficit)                                  1,866,711      (1,070,944)   (3,289,238)    (3,843,507)   (1,013,142)
Total shareholders' equity (deficit)                        45,835,131       9,584,017      (568,102)    (1,619,412)     (226,456)

(1) During 1995, the Company changed its fiscal year end from January 31 to December 31. Accordingly, the consolidated financial statements for the period ended December 31, 1995 include only eleven months of operations.
(2) See Note 1 of Notes to Consolidated Financial Statements.
(3) The total of capitalized software development costs and product development expenses.
(4) All personnel, including contract workers and part-time employees.
(5) Customers using the Phoenix System to support daily operations.
(6) Contract value of executed license and service agreements minus revenues recognized from those contracts.

                                          MANAGEMENT'S DISCUSSION AND ANALYSIS


The following discussion should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Annual Report. The financial statements for 1997 and 1996 include the twelve months of operations ended December 31, 1997 and 1996 respectively. During 1995, Phoenix changed its fiscal year end from January 31 to December
31. For purposes hereof, the Company defines the eleven months ended December 31, 1995 as "Fiscal 1995." Dollar amounts are rounded.

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

Revenues are recorded in accordance with AICPA Statement of Position 91-1 "Software Revenue Recognition." Fees for the Company's software products are charged separately from fees for the Company's services and are recognized upon delivery, when no significant vendor obligations remain and collection of the resulting receivables is deemed probable. Revenues for implementation, conversion, installation, training, interface and consulting services are recognized when the services are performed. Service revenues for ongoing customer and software support and product updates and disaster recovery services provide recurring revenues as they are recognized ratably over each year of the license agreement, the term of which is typically five years. In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued a new Statement of Position 97-2 ("SOP 97-2") "Software Revenue Recognition." SOP 97-2 supersedes SOP 91-1, the AICPA's current guidance on software revenue recognition. See "Impact of New Accounting Standards."

Costs incurred internally to develop a computer software product are charged to product development expense when incurred until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized and recorded at the lower of unamortized cost or net realizable value. Capitalization ceases upon general release of the software to customers. After general release, capitalized costs are amortized using the straight-line method over the estimated useful life of the related product (currently five years).

The Company intends to maintain its marketing focus in the United States on middle market financial institutions, which the Company defines as commercial banks and savings institutions with asset sizes ranging from $100 million to $2 billion. In addition, Phoenix will continue to expand its presence in the international market by focusing its marketing efforts on retail-oriented Tier 2 Banks (banks with up to 300 branches and/or one million accounts). The Company intends to pursue both markets by increasing its direct and indirect distribution channels. Since its inception, Phoenix primarily has used a direct sales force to market the Phoenix System. Phoenix believes that, in the future, revenues from products sold through strategic alliances and other indirect channels may become an increasingly significant source of the Company's total revenues, particularly in the international market. Gross margins and composition of revenue and expenses will vary depending on whether a sale was made directly by the Company or by a value added reseller ("VAR") or agent. However, the Company believes that the difference in the margins obtained from direct and indirect sales should not have a material adverse effect on the Company's business, operating results and financial condition.

The Company expects increased competition and intends to invest significantly in product development and other aspects of its business. Management believes that the banking software market for middle market financial institutions is diffuse with medium-to-high barriers to entry, including costs of entry and time to market. Management believes that client/server technology in the financial services industry is early in its life cycle and will continue to gain market share for the next five to ten years as it displaces legacy hardware and software. Although client/server technology is characterized by rapidly evolving developments, the open architecture design and attributes of the Phoenix System facilitate rapid adaptation to evolving technological changes. Phoenix intends to maintain its leadership position by integrating new technologies, adding new applications, enhancing existing applications and increasing functionality.

The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future. Factors that may cause the Company's future operating results to vary include, without limitation: the size and timing of significant orders; the mix of direct and indirect sales; the mix and timing of foreign and domestic sales; the timing of new product announcements and changes in pricing policies by the Company and its competitors; the timing of the development, implementation and release of the Company's products and enhancements; changes in the Company's strategy and operating expenses and general economic factors. Product revenues are difficult to forecast because the market for client/server application software products is rapidly evolving. The Company's sales cycle generally covers an extended period but varies substantially from customer to customer. Phoenix believes that quarter to quarter comparisons of its results of operations should not be relied upon as indications of future performance.

RESULTS OF OPERATIONS
The following table sets forth the percentage of total revenues represented by certain line items in the Company's statement of operations for the periods indicated.



                                                                                Percent of Total Revenues
                                                                                                             Fiscal
                                                                            1997             1996              1995
                                                                            ----             ----              ----
Revenues:
     License fees and other                                                71.0%            65.6%             69.0%
     Implementation, customer and software support
        and other service fees                                             29.0%            34.4%             31.0%
                                                                         ------------------------------------------
         Total revenues                                                   100.0%           100.0%            100.0%

Expenses:
     Cost of license fees and other                                         8.9%             6.5%              7.5%
     Cost of implementation, customer and software
         support and other service fees                                    21.8%            21.8%             24.8%
     Sales and marketing                                                   18.3%            13.2%             19.6%
     General and administrative                                            15.4%            17.5%             21.1%
     Product development                                                   18.3%            17.0%             13.0%
                                                                         ------------------------------------------
         Total expenses                                                    82.7%            76.0%             86.0%

Other income (expense):
Interest income                                                             4.5%             2.1%              2.4%
     Interest expense                                                      (0.3%)           (0.2%)            (0.2%)
     Other income (expense)                                                 0.7%               --             (0.1%)
                                                                         ------------------------------------------
Income before income taxes                                                 22.2%            25.9%             16.1%
Income tax expense                                                          5.2%             4.6%              5.1%
                                                                         ------------------------------------------
Net income                                                                 17.0%            21.3%             11.0%
                                                                         ==========================================


COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31, 1996

Revenues. Total revenues increased 71.5% to $17.8 million in the year ended December 31, 1997 from $10.4 million in the year ended December 31, 1996. International sales accounted for approximately 53% of total revenues in the years ended December 31, 1997 and 1996. License fees and other revenues increased 85.5% to $12.7 million from $6.8 million due to an increased number of customers and an increased product line. Implementation, customer and software support and other service fees increased 44.7% to $5.2 million in the year ended December 31, 1997 from $3.6 million in the year ended December 31, 1996 due to increased support fees, programming support and consulting revenues. In October 1997, the AICPA issued SOP 97-2 which supersedes SOP 91-1, the AICPA's current guidance on software revenue recognition. See "Impact of New Accounting Standards."

Expenses. The Company's operating expenses increased 86.7% to $14.8 million in the year ended December 31, 1997 from $7.9 million in the year ended December 31, 1996, and excluding nonrecurring acquisition expenses of $274,000 related to the Phoenix A.P. Limited acquisition, operating expenses in the year ended December 31, 1997 would have been $14.5 million.

Cost of license fees and other increased 136.6% to $1.6 million in the year ended December 31, 1997 from $674,000 in the year ended December 31, 1996, as a result of increased amortization of capitalized software development costs and third party software royalties.

Cost of implementation, customer and software support and other service fees increased 71.0% to $3.9 million in the year ended December 31, 1997 from $2.3 million in the year ended December 31, 1996 as a result of additional personnel costs related to increased staffing, Phoenix System implementation activity and training of third party agents and resellers. Cost of implementation, customer and software support and other service fees consists primarily of personnel related costs incurred in providing implementation, conversion and installation services, training and customer support.

Sales and marketing expenses increased 137.0% to $3.3 million in the year ended December 31, 1997 from $1.4 million in the year ended December 31, 1996, primarily as a result of additional expenses incurred in connection with increased staffing, travel, marketing, commissions and personnel related costs and from the opening of a new sales office in London, England in December 1996.

General and administrative expenses increased 50.5% to $2.7 million in the year ended December 31, 1997 from $1.8 million in the year ended December 31, 1996. The increase was primarily the result of acquisition expenses of $274,000 related to the acquisition of Phoenix A.P. Limited, personnel related costs and other overhead costs.

Product development expenses increased 86.0% to $3.3 million in the year ended December 31, 1997 from $1.8 million in the year ended December 31, 1996. Product development expenses increased as a result of increased salaries and contract labor costs. Capitalized software development costs increased to $1.9 million in the year ended December 31, 1997 from $1.2 million in the year ended December 31, 1996. The total of product development expenses and capitalized software development costs ("Total Product Development Expenditures") increased to $5.1 million during the year ended December 31, 1997 from $3.0 million during the year ended December 31, 1996. The increase in Total Product Development Expenditures was primarily attributable to increased staffing required to expand and enhance the Company's product line.

Other Income (Expense). Interest income was $800,000 and $224,000 in the years ended December 31, 1997 and 1996, respectively. Interest income increased primarily due to the increase in interest-bearing funds resulting from the investment of the proceeds from the public offering of the Company's common stock in August 1997. Interest expense was $52,000 and $19,000 in the year ended December 31, 1997 and 1996, respectively. Other income was $134,000 in the year ended December 31, 1997, primarily as a result of fulfilling obligations under an economic development grant and realized foreign exchange gains from the operations of the Company's foreign subsidiaries, Phoenix A.P. Limited and Phoenix E.M.E.A., Ltd.

Income Tax Expense. Income tax expense was $920,000 and $482,000 resulting in effective rates of 23.2% and 17.8% in the years ended December 31, 1997 and 1996, respectively. As a result of the Company's start-up losses, the Company has a net operating loss carryforward. At December 31, 1997, Phoenix had available net operating loss carryforwards of approximately $4.95 million that expire in years 2009 through 2011 to offset future taxable income for federal income tax purposes. In addition, Phoenix has available research and development tax credit carryforwards of $500,000 that expire in years 2008 through 2011. Utilization of these carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. As a result of an ownership change, as defined by the Internal Revenue Code of 1986, as amended (the "Code"), the annual amount of net operating loss carryforwards and tax credit available to offset taxable income may be limited under the provisions of the Code. As of December 31, 1997, the Company has determined that the deferred tax assets resulting from the net operating loss and tax credit carryforwards and other tax benefits is more likely than not to be realized. As a result, the Company expects that its effective tax rate in 1998 will no longer be significantly reduced by the benefit of the above tax loss carryforwards and credits. See Note 9 to the Notes to Consolidated Financial Statements.

Net Income. Net income increased 37.1% to $3.0 million in the year ended December 31, 1997 from $2.2 million in the year ended December 31, 1996, primarily as a result of increased revenue. Excluding nonrecurring acquisition expenses of $274,000 related to the acquisition of Phoenix A.P. Limited, net income for the year ended December 31, 1997 would have been $3.3 million.

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

For the year ended December 31, 1996, two international customers accounted for approximately 32% of Phoenix's total revenues (each accounting for approximately 16% of total revenues). One of these customers contributed 19% of total revenues in Fiscal 1995 and in Fiscal 1995 another customer contributed approximately 43% of Phoenix's total revenues. Revenue from one of these customers during the year ended December 31, 1996 represents license fees to a reseller which the reseller may apply to future sales of the Phoenix System. During the year ended December 31, 1996, approximately 53% of the Company's revenues were derived from its foreign sales activities as compared to approximately 70% of the Company's revenues in Fiscal 1995.

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

Cost of license fees and other increased 79.4% to $674,000 in the year ended December 31, 1996 from $376,000 in Fiscal 1995. These costs consisted primarily of amortization of capitalized software development costs and third party software royalties which related to software which is sold and installed with the Company's products. Amortization of software development costs increased in the year ended December 31, 1996 compared to Fiscal 1995 because; (i) amortization costs were only first recorded in June 1995 after general release of the Phoenix System; and (ii) the amount of monthly amortization increased as the Company capitalized additional software development costs. Third party royalties increased in the year ended December 31, 1996 from Fiscal 1995 due to higher sales of third party software licenses.

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

Product development expenses increased 168.9% to $1.8 million in the year ended December 31, 1996 from $655,000 in Fiscal 1995. This increase was primarily due to the continued development of the Phoenix System. Capitalized software development costs increased to $1.2 million in the year ended December 31, 1996 from $1.1 million in Fiscal 1995. Total Product Development Expenditures increased to $3.0 million during the year ended December 31, 1996 from $1.8 million during Fiscal 1995. The increase in Total Product Development Expenditures was primarily attributable to increased staffing required to expand and enhance the Company's product line.

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

Income Tax Expense. Income tax expense was $482,000 and $256,000 in the year ended December 31, 1996 and Fiscal 1995, respectively. These income tax expenses represent withholding taxes which relate to the licensing of the Company's products to foreign customers and which are contractually payable by those customers.

Net Income. Net income increased $1.7 million to $2.2 million for the year ended December 31, 1996 from $554,000 for Fiscal 1995 primarily as a result of increased revenues.

BACKLOG
Backlog, defined as the contract value of executed agreements minus revenue recognized from these contracts, totaled $21.2 million, $6.8 million and $7.3 million at December 31, 1997, 1996, and 1995, respectively. At December 31, 1997 backlog consisted of $0.1 million for software licenses, $3.8 million for implementation services, $2.8 million for other professional services, and $14.4 million for five-year customer support and disaster recovery service agreements. Backlog of software license and implementation revenue is expected to be realized within a period of approximately one year, and customer support service backlog is expected to be realized within a period of approximately five years.

LIQUIDITY AND CAPITAL RESOURCES
The Company funds its cash needs through existing cash and investment balances, interest on investments and, to a lesser extent, through cash flow from operations, without relying on lines of credit or other borrowings. At December 31, 1997, cash and cash equivalents were $13.0 million. Short term investments of $7.7 million and long term investments of $13.1 million consist primarily of liquid U.S. Treasury Securities. For the year ended December 31, 1997, cash used by operations was $1.1 million. An increase in accounts receivable of $4.1 million, and an increase in unbilled accounts receivable of $2.6 million were significant uses of cash in operating activities. Investing activities used cash of $22.6 million, including $1.9 million from capitalized software costs. Purchases of property and equipment used $1.4 million of cash. Increases in other assets which include minority investments in other companies and non-current prepaid royalties used $1.3 million of cash. Purchases of long term investments used $13.1 million of cash and increases in the purchases of short term investments used $5.0 million of cash. Financing activities provided $31.8 million of cash primarily from the issuance of 1,474,000 shares pursuant to the Company's public offering of its common stock in August 1997. In addition, the Company entered into a capital lease obligation of $727,000 for furniture when it moved into its new corporate offices in March 1997. Working capital was $27.5 million as of December 31, 1997.

The Company believes its cash balances, investments and cash flow from operations will be sufficient to meet its working capital, capital expenditure and capitalized software development requirements through 1998. Cash flows from operating activities are dependent on continued advance payments from customers, and there is no assurance that the Company will continue to receive these payments from customers or that it will continue to receive these payments in advance on the same terms as it has in the past. The Company anticipates that its operating and investing activities may use cash in the future, particularly from growth in operations and development activities. Consequently, any such future growth, including acquisitions, may require the Company to obtain additional equity or debt financing.

IMPACT OF NEW ACCOUNTING STANDARDS
In February 1997 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128"), which changes the current method of computing earnings per share. SFAS 128 requires presentation of basic earnings per share and diluted earnings per share amounts, as defined. See Note 1 to the Consolidated Financial Statements. SFAS 128 is effective for the Company's year ending December 31, 1997, and all prior-period earnings per share data presented have been restated to conform with the provisions of the new pronouncement.

In February 1998 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 98 ("SAB 98"). This SAB significantly changes the SEC staff's guidance on "cheap stock" in initial public offerings and the subsequent reporting of cheap stock. The SAB also eliminated inconsistencies between the

SEC's previous guidance and SFAS 128. Under the guidance of SAB 98, the Company's "cheap stock" does not meet the criteria stated as "nominal issuances," and the cheap stock impact has been eliminated. SAB 98 is applied retroactively and is reflected within the earnings per share amounts reported.

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS 131 requires reporting segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise's general-purpose financial statements. It requires that all public business enterprises report information about the revenues derived from the enterprise's products or services (or groups of similar products and services), about the countries in which the enterprise earns revenues and holds assets, and about major customers regardless of whether that information is used in making operating decisions. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated.

The Company intends to adopt the provisions of SFAS 130 and 131 in 1998 and does not expect their application to have a material impact on the financial statements of the Company.

In October 1997 the AICPA issued SOP 97-2 which supersedes SOP 91-1 and is effective for transactions entered into for fiscal years beginning after December 15, 1997. While some principles remain the same, there are several key differences between the two pronouncements, including accounting for multiple element arrangements. SOP 97-2 addresses revenue recognition from a conceptual level and does not specifically provide implementation guidance. However the Company currently believes, based on its reading and interpretation of SOP 97-2, that future license and services agreements that require modifications to the software will likely require contract accounting for both the license fees and services and result in a deferral of license revenue compared to revenue recognition under SOP 91-1 for some agreements.

The Company currently believes that international license and service agreements, which historically represent approximately half of the Company's revenues, are most likely to be affected. If this historical trend continues there will be a material adverse effect on the Company's recognition of revenues and earnings in 1998 during the implementation of SOP 97-2, but the Company anticipates this effect will be reduced in future periods as the revenues are recognized over the service period. In addition, the percent of total revenue recognized from international sales could be reduced in 1998 as a result of implementation of SOP 97-2.

YEAR 2000 ISSUES
The Company has determined that it will not need to modify or replace significant portions of its software so that its computer systems will function properly with respect to dates in the Year 2000 and beyond. The Company has initiated discussions with its significant suppliers to ensure that they have appropriate plans to remediate potential Year 2000 issues.

INFLATION
The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements. Generally, throughout the periods discussed above, the increases in revenue have resulted primarily from higher volumes, rather than price increases.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS
This Annual Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this Annual Report and include all statements that are not historical statements of fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; (iii) the Company's growth strategy and operating strategy (including, but not limited to, the Company's development and implementation of the Phoenix System and its other products); and (iv) the declaration and payment of dividends. The words "may," "would," "could," "will," "expect," "estimate," "anticipate," "believe," "intends," "plans," and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors discussed herein and those factors discussed in detail in the Company's filings with the SEC, including the "Risk Factors" section of the Company's Registration Statement on Form S-1 (Registration Number 333-31415), as declared effective by the SEC on August 13, 1997.



                                                                                                       CONSOLIDATED BALANCE SHEETS

                                                                                                                 December 31,
                                                                                                            1997             1996
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents                                                                       $13,034,491      $ 3,770,889
     Investments, available for sale                                                                   7,705,000        2,730,825
     Accounts receivable, net of allowance for doubtful accounts
         of $155,000 and $15,000 at December 31, 1997 and 1996, respectively                           4,578,485          935,736
     Unbilled accounts receivable                                                                      3,766,322        1,188,282
     Deferred tax asset                                                                                2,229,000                -
     Prepaid expenses and other current assets                                                           592,274          548,379
                                                                                               ----------------------------------
Total current assets                                                                                  31,905,572        9,174,111

Long term investments, available for sale                                                             13,088,014                -
Property and equipment:
     Computer equipment and purchased software                                                         2,217,366        1,088,509
     Furniture, office equipment and leasehold improvements                                            1,100,275          252,047
                                                                                               ----------------------------------
                                                                                                       3,317,641        1,340,556
     Accumulated depreciation and amortization                                                          (972,616)        (447,128)
                                                                                               ----------------------------------
                                                                                                       2,345,025          893,428
Capitalized software development costs, net of accumulated amortization of
     $1,078,749 and $446,572 at December 31, 1997 and 1996, respectively                               3,522,484        1,985,628
Other assets                                                                                           1,296,400           30,000
                                                                                               ----------------------------------
Total assets                                                                                         $52,157,495      $12,083,167
                                                                                               ==================================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
     Accounts payable                                                                                $   624,924      $   384,693
     Accrued expenses                                                                                    813,817          870,481
     Accrued commissions                                                                                 580,167           51,559
     Accrued royalties                                                                                   416,678                -
     Capital lease, current portion                                                                      129,997                -
     Deferred revenue                                                                                  1,851,960        1,002,417
                                                                                               ----------------------------------
Total current liabilities                                                                              4,417,543        2,309,150

Deferred revenue under economic development grant                                                         95,000          190,000
Deferred tax liability                                                                                 1,309,000                -
Capital lease, long term portion                                                                         500,821                -

Shareholders' equity:
     Preferred stock, $0.01 par value:
         10,000,000 shares authorized, none issued and outstanding                                             -                -
     Common stock, $0.01 par value:
         50,000,000 and 20,000,000 shares authorized; 5,435,418 and 3,838,910 issued and
          outstanding at December 31, 1997 and 1996, respectively                                         54,354           38,389
         Additional paid-in capital                                                                   43,927,426       10,727,255
         Stock subscription receivables                                                                  (13,360)        (110,683)
         Retained earnings (deficit)                                                                   1,866,711       (1,070,944)
                                                                                               ----------------------------------
Total shareholders' equity                                                                            45,835,131        9,584,017
                                                                                               ----------------------------------
Total liabilities and shareholders' equity                                                           $52,157,495      $12,083,167
                                                                                               ==================================


See accompanying notes to consolidated financial statements.


                                                                                                  CONSOLIDATED STATEMENTS OF INCOME

                                                                                                                        Eleven
                                                                             Year ended           Year ended        months ended
                                                                           December 31,         December 31,        December 31,
                                                                                   1997                1996                 1995
---------------------------------------------------------------------------------------------------------------------------------
Revenues:
     License fees and other                                                 $12,664,491           $6,827,699          $3,467,547
     Implementation, customer and software
         support and other service fees                                       5,178,543            3,577,848           1,556,164
                                                                            ----------------------------------------------------
Total revenues                                                               17,843,034           10,405,547           5,023,711

Expenses:
     Costs of license fees and other                                          1,594,711              674,037             375,783
      Costs of implementation, customer and
         software support and other service fees                              3,886,878            2,272,710           1,246,886
     Sales and marketing                                                      3,264,055            1,377,353             983,290
     General and administrative                                               2,743,100            1,822,871           1,058,190
     Product development                                                      3,274,238            1,760,691             654,797
                                                                            ----------------------------------------------------
Total expenses                                                               14,762,982            7,907,662           4,318,946

Other income (expense):
     Interest income                                                            799,676              223,548             121,815
     Interest expense                                                           (52,376)             (19,231)            (12,060)
     Other income (expense)                                                     133,656               (2,242)             (4,252)
                                                                            ----------------------------------------------------
Income before income taxes                                                    3,961,008            2,699,960             810,268
Income tax expense                                                              920,492              481,666             255,999
                                                                            ----------------------------------------------------
Net income                                                                  $ 3,040,516           $2,218,294          $  554,269
                                                                            ====================================================
Net income per share - basic                                                $      0.68           $     0.65          $     0.19
                                                                            ====================================================
Net income per share - diluted                                              $      0.62           $     0.60          $     0.18
                                                                            ====================================================
Weighted average shares outstanding - basic                                   4,465,545            3,406,782           2,929,517
                                                                            ====================================================
Weighted average shares outstanding - diluted                                 4,886,255            3,715,120           3,029,251
                                                                            ====================================================

See accompanying notes to consolidated financial statements.


                                                                         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)



                                                       Common Stock       Additional      Stock        Retained         Total
                                                       All Classes         Paid-In     Subscription    Earnings/    Shareholders'
                                                      -------------
                                                    Shares     Amount      Capital     Receivables     (Deficit)   Equity/(Deficit)
----------------------------------------------------------------------------------------------------------------------------------
Balance, January 31, 1995                        2,881,683   $1,477,117   $2,097,502   $(1,350,524)   $(3,843,507) $(1,619,412)
   Issuance of 23,231 shares of Class D
      common stock                                  23,231      100,000            -             -              -      100,000
   Issuance of 87,416 shares of Class E
      common stock                                  87,416       94,073      270,968             -              -      365,041
   Payment on stock subscription receivable              -            -            -        32,000              -       32,000
   Net income                                            -            -            -             -        554,269      554,269
                                                ------------------------------------------------------------------------------
Balance, December 31, 1995                       2,992,330    1,671,190    2,368,470    (1,318,524)    (3,289,238)    (568,102)
   Issuance of shares of Class E common
      stock from exercise of stock options         170,269      183,230      137,940      (118,280)             -      202,890
   Conversion of Class A, B, C, D and E
      common stock into common stock,
      $0.01 par value                                    -   (1,822,794)   1,822,794             -              -            -
   Payment of stock subscription receivable              -            -            -     1,318,524              -    1,318,524
   Payment on employee stock receivable                  -            -            -         7,597              -        7,597
   Common stock issued in connection
      with initial public offering,
      net of expenses                              670,000        6,700    6,367,195             -              -    6,373,895
   Issuance of common stock from
      exercise of stock options                      7,473           75       32,094             -              -       32,169
   Repurchase of employee stock                     (1,162)         (12)      (1,238)            -              -       (1,250)
   Net income                                            -            -            -             -      2,218,294    2,218,294
                                                ------------------------------------------------------------------------------
Balance, December 31, 1996                       3,838,910       38,389   10,727,255      (110,683)    (1,070,944)   9,584,017
   Common stock issued  in connection
      with a public offering,  net of expenses   1,474,000       14,740   31,515,732             -              -   31,530,472
   Issuance of common stock from exercise
      of stock options                              45,748          457      235,144             -              -      235,601
   Payment on employee stock receivable                  -            -            -        97,323              -       97,323
   Issuance of common stock in connection
      with acquisition                              76,760          768         (705)            -              -           63
   Retained deficit recorded in connection
         with acquisition                                -            -            -             -       (102,861)    (102,861)
   Reduction of deferred tax valuation allowance
         related to restricted stock and stock options   -            -    1,450,000             -              -    1,450,000
   Net income                                            -            -            -             -      3,040,516    3,040,516
                                                ------------------------------------------------------------------------------
   Balance, December 31, 1997                    5,435,418      $54,354  $43,927,426      $(13,360)    $1,866,711  $45,835,131
                                                ==============================================================================


See accompanying notes to consolidated financial statements.


                                                                             CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                                                                                  Eleven
                                                                      Year ended           Year ended          months ended
                                                                    December 31,         December 31,          December 31,
                                                                            1997                 1996                  1995
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                          $  3,040,516          $2,218,294           $   554,269
Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
         Depreciation and amortization                                 1,157,665             594,227               228,544
         Satisfaction of payable to vendor                                    --            (100,000)                   --
         Provision for doubtful accounts                                 140,000               5,000                10,000
         Deferred taxes                                                  530,298             390,769              (190,325)
         Revenue under economic development grant                        (95,000)                 --                    --
         Changes in operating assets and liabilities:
              Accounts receivable                                     (4,068,749)           (612,043)              (78,163)
              Unbilled accounts receivable                            (2,578,040)         (1,079,962)              (99,908)
              Interest receivable, related party                              --             105,001               (95,557)
              Prepaid expenses and other current assets                  (43,895)           (374,040)              (79,350)
              Accounts payable                                           240,231             120,419               127,613
              Accrued expenses, commission and  royalties                888,622             642,519                56,732
              Deferred revenue                                           849,543          (2,074,976)              576,123
                                                                    ------------------------------------------------------
Net cash provided by (used in) operating activities                       61,191            (164,792)            1,009,978

INVESTING ACTIVITIES
Purchases of short term investments, available for sale               (4,974,175)         (2,730,825)                   --
Purchases of long term investments, available for sale               (13,088,014)                 --                    --
Purchases of property and equipment                                   (1,352,946)           (572,223)             (253,003)
Capitalized software development costs                                (1,883,033)         (1,205,824)           (1,133,375)
Increase in other assets                                              (1,266,400)            (30,000)                   --
                                                                    ------------------------------------------------------
Net cash used in investing activities                                (22,564,568)         (4,538,872)           (1,386,378)

FINANCING ACTIVITIES
Capital lease payments                                                   (96,182)                 --                    --
Proceeds from short-term debt                                                 --             247,031                    --
Payment on short-term debt                                                    --            (322,234)             (310,000)
Economic development grant                                                    --             190,000                     -
Net proceeds from issuance of common stock                            31,765,838           6,607,704               465,041
Cash payments for stock subscription receivables                          97,323           1,326,121                32,000
                                                                    ------------------------------------------------------
Net cash provided by financing activities                             31,766,979           8,048,622               187,041

Net increase (decrease) in cash and cash equivalents                   9,263,602           3,344,958              (189,359)
Cash and cash equivalents at beginning of period                       3,770,889             425,931               615,290
                                                                    ------------------------------------------------------
Cash and cash equivalents at end of period                          $ 13,034,491          $3,770,889           $   425,931
                                                                    =====================================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
     Interest                                                       $     50,597          $   56,406           $    12,060
                                                                    ======================================================
     Income taxes                                                   $     24,500          $  481,666           $   313,984
                                                                    ======================================================

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Equipment financed by capital lease                                 $    727,000          $       --           $        --
                                                                    ======================================================
Purchase of developed software through forgiveness of receivable    $    286,000          $       --           $        --
                                                                    ======================================================
Stock subscription receivable from sale of common stock             $         --          $  118,280           $        --
                                                                    ======================================================

See accompanying notes to consolidated financial statements.

                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                                             DECEMBER 31, 1997


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business
Phoenix International Ltd., Inc. (the "Company"), formed on January 11, 1993, designs, develops, markets and supports highly adaptable, enterprise-wide client/server application software for the financial services industry, with a primary focus on middle market financial institutions.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Fiscal Year
The financial statements for 1997 and 1996 include the twelve months of operations ended December 31, 1997 and 1996, respectively. During 1995 the Company changed its fiscal year end from January 31 to December 31 ("fiscal 1995"). Fiscal 1995 includes the eleven months ended December 31, 1995.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Net Income Per Share
In February 1997 the Financial Accounting Standards Board ("FASB") issued a new accounting pronouncement statement of financial accounting standards, Statement of Financial Accounting Standards No. 128, "Earnings per Share," ("SFAS 128") which changes the method of computing earnings per share. The new standard requires presentation of basic earnings per share and diluted earnings per share amounts, as defined therein. Basic earnings per share is computed by dividing net income by weighted average shares outstanding and does not include potentially dilutive securities. Diluted earnings per share is computed by dividing net income by weighted average shares outstanding, including potentially dilutive securities using the treasury stock method based on the average stock price for the period. SFAS 128 is effective for the year ending December 31, 1997, and all prior-period earnings per share data presented have been restated to conform with the new pronouncement.

In February 1998 the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 98 ("SAB 98"). This SAB significantly changes the SEC staff's guidance on "cheap stock" in initial public offerings and the subsequent reporting of cheap stock. The SAB also eliminated inconsistencies between the SEC's previous guidance and SFAS 128. Under the guidance of SAB 98 the Company's "cheap stock" does not meet the criteria stated as "nominal issuances," and the cheap stock impact has been eliminated. SAB 98 is applied retroactively and is reflected within the net income per share amounts reported.

The following table sets forth the computation of basic and diluted net income per share:

                                                                                                          Fiscal
                                                                           1997              1996           1995
                                                                        ----------------------------------------

         Numerator - net income available
              to common shareholders                                    $3,040,516     $2,218,294     $  554,269
                                                                        ========================================

         Denominator for basic net income per
              share - weighted average shares outstanding                4,465,545      3,406,782      2,929,517

         Effect of dilutive securities -
              employee stock options                                       420,710        308,338         99,734
                                                                        ----------------------------------------

         Denominator for diluted net income per
              Share - adjusted weighted average shares
              outstanding and assumed conversion
              of dilutive securities                                     4,886,255      3,715,120      3,029,251
                                                                        ========================================

         Net income per share - basic                                   $     0.68     $     0.65     $     0.19
                                                                        ========================================

         Net income per share - diluted                                 $     0.62     $     0.60     $     0.18
                                                                        ========================================

Revenue Recognition
Revenues are recorded in accordance with AICPA Statement of Position 91-1, "Software Revenue Recognition." Revenue is derived principally from the licensing of internally produced software and implementation and support services. When the Company receives payment in advance of delivering the products or providing services, these payments are deferred until earned. Software license revenue is recognized upon delivery and when no significant obligations remain as to the software system requirements. Implementation service revenue is recognized as earned over the service period. Support services are billed in advance, and revenue is recognized over the related service period.

Cash Equivalents and Short-Term Investments
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents as of December 31, 1997 and 1996 include $95,000 and $190,000, respectively received from a government municipality under a job growth incentive economic development agreement. The amount received under this agreement secures a letter of credit. Revenue has been deferred until the Company completes its obligations under this agreement. Short-term investments consist primarily of U.S. Treasury securities with original maturities beyond three months and less than twelve months. The short term investments are carried at cost, which approximates fair value.

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally three to five years for computer equipment and purchased software and four to seven years for furniture and office equipment). Depreciation expense was $525,488, $255,302 and $120,897 for 1997, 1996 and fiscal 1995, respectively. Leasehold improvements are amortized over the related lease term. Property and equipment includes furniture purchased under a capital lease of $787,281.

Capitalized Software Development Costs
The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." These costs include costs incurred internally after technological feasibility has been established to develop and enhance computer software products and include certain purchased software costs. Capitalized software costs include purchased software costs of $311,000 at December 31, 1997. Costs incurred internally to develop a computer software product are charged to product development expense when incurred until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized and recorded at the lower of unamortized cost or net realizable value. Capitalization ceases upon general release to customers. After general release, capitalized costs are amortized using the greater of the amount computed using a) the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product or b) the straight-line method over the estimated useful life of the related product (currently five years). Amortization for 1997, 1996 and fiscal 1995 was $632,177, $338,925 and $107,647, respectively, and is included in costs of license fees and other.

Advertising Expense
Advertising costs are expensed as incurred. The Company incurred $130,242, $90,432, and $116,196, in advertising costs during 1997, 1996, and fiscal 1995, respectively.

Stock Based Compensation
The Company grants stock options generally for a fixed number of shares to certain employees with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and, accordingly, recognizes no compensation expense for stock option grants for which the terms are fixed. Compensation expense is recognized for increases in the estimated fair value of common stock for stock options with variable terms. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, the Company continues to account for stock-based compensation in accordance with APB 25.

Impact of Recently Issued Accounting Standards

See " - Net Income Per Share" above.

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS 131 requires reporting segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise's general-purpose financial statements. It requires that all public business enterprises report information about the revenues derived from the enterprise's products or services (or groups of similar products and services), about the countries in which the enterprise earns revenues and holds assets, and about major customers regardless of whether that information is used in making operating decisions. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated.

The Company intends to adopt the provisions of SFAS 130 and 131 in 1998 and does not expect their application to have a material impact on the financial position or results of operations of the Company.

In October 1997 the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition," which supersedes SOP 91-1 and is effective for transactions entered into for fiscal years beginning after December 15, 1997. While some principles remain the same, there are several key differences between the two pronouncements, including accounting for multiple element arrangements. SOP 97-2 addresses revenue recognition from a conceptual level and does not specifically provide implementation guidance. However, the Company currently believes, based on its reading and interpretation of SOP 97-2, that future license and services agreements that require modifications to the software will likely require contract accounting for both the license fees and services and result in a deferral of license revenue compared to revenue recognition under SOP 91-1 for some agreements.

The Company currently believes that international license and service agreements, which historically represent approximately half of the Company's revenues, are most likely to be affected. If this historical trend continues there will be a material adverse effect on the Company's recognition of revenues and earnings in 1998 during the implementation of SOP 97-2, but the Company anticipates this effect will be reduced in future periods as the revenues are recognized over the service period. In addition, the percent of total revenue recognized from international sales could be reduced in 1998 as a result of implementation of SOP 97-2.


2.   FINANCIAL INSTRUMENTS
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, and trade accounts receivable.

The Company's cash and cash equivalents at December 31, 1997 are deposited principally in a single financial institution.

Accounts receivable are unsecured and due under stated terms from a small number of customers which are primarily in the banking business and are generally subject to regulatory oversight. Credit risk with respect to trade accounts receivable is limited due to the nature of the customers and the license agreements generally requiring substantial prepayments.

Fair Value
The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

         Cash and Cash Equivalents
         The carrying amount reported in the balance sheet approximates the fair value of cash and cash equivalents.

         Investments
         The Company's short and long term investments are deposited principally in a single financial institution and consist of United States Treasury Bills and United States Treasury Notes with maturities of less than three years. Investments are classified as available-for-sale and are carried at amounts approximating their fair value.


3.   LEASE COMMITMENTS
The Company leases furniture under a capital lease. The Company also leases office space and equipment under noncancellable operating leases. Total rent expense for all operating leases was $701,617, $320,526 and $181,868 in 1997, 1996 and fiscal 1995, respectively. Future minimum lease payments under capital leases and noncancellable operating leases with terms of one year or more consisted of the following at December 31, 1997:


                                                                         CAPITAL        OPERATING
                                                                          LEASES        LEASES
                                                                        --------        -----------
     Years ending December 31,
         1998                                                           $180,552        $ 1,117,229
         1999                                                            180,552          1,093,725
         2000                                                            180,552          1,107,723
         2001                                                            180,552          1,057,033
         2002                                                             30,092          1,058,272
         Thereafter                                                            -          4,654,501
                                                                        --------        -----------
                                                                         752,300        $10,088,483
         Amounts representing interest                                   121,482        ===========
                                                                        --------
         Net minimum lease payments                                     $630,818
                                                                        ========

1.     ACQUISITION
In May 1997, the Company completed the merger of Hampton Resources Limited, a New Zealand corporation and its subsidiaries, Priority Solutions Ltd. and Priority Solutions International, Ltd. (collectively "Priority Solutions") in exchange for 76,760 shares of Phoenix common stock into Phoenix's wholly-owned subsidiary, Phoenix International A.P. Limited, a New Zealand corporation ("Phoenix A.P. Limited"). Phoenix A.P. Limited is a provider of international banking software products and services.

The Phoenix A.P. Limited acquisition has been accounted for as a pooling of interests. The company believes that the historical results of operations and other financial information of Priority Solutions are not material in relation to the Company's results of operations and other financial information. The Company has not, therefore, restated its historical financial statements but has included the results of Phoenix A.P. Limited's ongoing operations in the Company's financial statements, effective April 1, 1997.

5.    STOCK OFFERINGS
In August 1997 the Company completed a public offering of its common stock. The Company issued 1,474,000 shares, including the underwriter's over-allotment option, at a price of $23.50 per share. The proceeds to the Company from the offering, net of underwriting discounts and offering expenses, were approximately $31.5 million.

In July 1996 the Company completed an initial public offering of 670,000 shares of its common stock. The proceeds to the Company from the offering, net of underwriting discounts and offering expenses, were approximately $6.4 million. In July 1996 the Company received approximately $1,319,000 plus accrued interest of approximately $159,000 from its CEO for payment of stock subscriptions receivable due from the CEO out of proceeds of shares sold by the CEO in the public offering.

CAPITALIZATION
In May 1997 the shareholders approved an amendment to the Company's articles of incorporation increasing the number of shares of common stock authorized for issuance to 50,000,000.

In July 1996, the Company filed amended and restated articles of incorporation authorizing 20,000,000 shares of common stock, par value $0.01 per share, and all outstanding shares of the Company's capital stock (classes A through E common stock) converted into common stock, on a share for share basis as approved on June 12, 1996 by the shareholders of the Company. This recapitalization did not change total shareholders' equity (deficit).

In May 1996 the Board of Directors approved a 2.3231-for-one share split of the Company's capital stock (classes A through E), and the Company amended its articles of incorporation to reduce the par value of each of the Company's capital stock (Classes A through E) in accordance with the stock split. All share and per share amounts related to common stock have been retroactively restated to reflect the stock split.

The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share. The terms of preferred stock have not been designated and no shares have been issued.

7.   STOCK OPTIONS
The Company has various stock option plans which authorize the Company's Board of Directors to grant employees, officers, and directors qualified and unqualified options to purchase shares of the Company's Common Stock. Stock options are granted at exercise prices at or above the fair market value at the date of the grant.

Stock option plans effective as of December 31, 1997 are the March 1995 Plan, the October 1995 Plan and the 1996 Director Plan. Up to 520,000 shares of the Company's Common Stock may be issued pursuant to Options granted under the March 1995 Plan; however, the Board does not intend to issue any additional shares under the March 1995 Plan. The October 1995 Plan authorizes the grant of options to purchase up to 500,000 shares of the Company's Common Stock and the 1996 Director Plan authorizes the grant of options to purchase up to 99,000 shares of Common Stock. Stock options granted under the October 1995 plan have varying vesting schedules but typically vest over a three to five year period from the date of grant and incentive stock options expire within ten years from the date of grant. Stock options granted under the 1996 Director Plan are non-qualified, have a term of five years and may be exercised after the six month anniversary from the date of grant.

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS 123. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1997, 1996 and fiscal 1995, respectively; risk-free interest rates of 6.24%, 6.33% and 6.06%; no dividend yield, weighted average volatility factors of the expected market price of the Company's common stock of 0.49, 0.13 and 0.00 and a weighted average expected life of the option of 3.97, 3.50 and 2.77 years. The volatility factors used are 0.00 for options issued prior to the initial public offering of the Company's stock, 0.56 for options granted in 1996 after the Company's initial public offering, and 0.49 for options granted in 1997. The weighted average fair value of options granted during the years ended December 31, 1997, 1996 and fiscal 1995 were $8.86, $2.94 and $0.58, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:


                                                                                                          Fiscal
                                                                 1997               1996                    1995
-----------------------------------------------------------------------------------------------------------------
       Pro forma net income                                $1,929,129         $1,815,606                $430,367
       Pro forma net income per share - diluted                 $0.40              $0.49                   $0.14
       Pro forma net income per share - basic                   $0.44              $0.54                   $0.15


Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

A summary of the Company's option activity and related information follows:


                                                                                                  Weighted
                                                                                                   Average
                                                                                                  Exercise
                                                                              Options                Price
                                                                             -----------------------------
                  Outstanding at January 31, 1995                             205,929              $  2.17
                      Granted                                                 497,027              $  4.37
                      Exercised                                               (86,835)             $  4.18
                      Canceled                                                 (8,597)             $  2.91
                                                                             --------
                  Outstanding at December 31, 1995                            607,524              $  3.68
                      Granted                                                 258,931              $ 11.24
                      Exercised                                              (177,739)             $  1.99
                      Cancelled                                               (30,696)             $  4.47
                                                                             --------
                  Outstanding at December 31, 1996                            658,020              $  7.07
                      Granted                                                 272,300              $ 20.95
                      Exercised                                               (45,748)             $  5.21
                      Cancelled                                                (7,562)             $  6.15
                                                                             --------
                  Outstanding at December 31, 1997                            877,010              $ 11.49
                                                                             ========



Exercise prices for options outstanding as of December 31, 1997 range from $4.30 to $21.13 per share.

There were 292,684 options exercisable at a weighted average exercise price of $6.02 at December 31, 1996, and 356,362 options were exercisable at December 31, 1995. The following table as of December 31, 1997 sets forth by group of exercise price ranges, the number of shares, weighted average exercise price, and weighted average remaining contractual life of options outstanding, and the number and weighted average exercise price of options currently exercisable.


                                    OPTIONS OUTSTANDING                       OPTIONS EXERCISABLE
                            ---------------------------------------------------------------------------
                                            WEIGHTED
                                            AVERAGE            WEIGHTED                        WEIGHTED
                                            REMAINING          AVERAGE                         AVERAGE
                RANGE OF    NUMBER OF       CONTRACTUAL        EXERCISE       NUMBER OF        EXERCISE
         EXERCISE PRICES    SHARES          LIFE (YEARS)       PRICE          SHARES           PRICE
         $ 4.30 - $ 6.46      403,960              6.77        $ 4.64           294,491        $ 4.54
         $12.00 - $17.50      200,750              7.79        $12.42            93,189        $12.43
         $20.63 - $21.13      272,300              8.83        $20.95           128,575        $21.05
         ---------------    ---------       -----------        ------         ---------        ------

         $ 4.30 - $21.13      877,010              7.64        $11.49           516,255        $10.08


The Company issued warrants to purchase up to 19,000 shares of common stock at an exercise price of $14.40 per share to the underwriters of its initial public offering pursuant to the underwriting agreement. The warrants are exercisable from July 1997 to July 2001.

At December 31, 1997, the Company had 163,466 and 40,000 shares available for future grant under the October 1995 Plan and 1996 Director Plan, respectively. The Company has reserved 1,099,476 shares of common stock for issuance upon exercise of options and warrants to purchase common stock.


8.   RELATED PARTY TRANSACTIONS
In March 1997, the Company entered into a Stock Purchase Agreement with Dyad Corporation ("Dyad") whereby the Company purchased a minimal equity interest in Dyad. Dyad is developing automated loan and mortgage and financial services delivery products. Pursuant to the Company's agreement with Dyad, the Company, in September 1997, exercised an option to increase its equity interest in Dyad, to no more than 10% of the outstanding shares of Dyad. The total amount of this investment was $850,000 at December 31, 1997. This transaction has been recorded under the "cost" method of investments and is included within other assets. In addition, the Company and Dyad entered into a License and Distribution Agreement whereby the Company obtained certain rights to market, sell and license Dyad's products. The Company has paid Dyad license fees which are classified as prepaid royalties against future sales of Dyad products. A shareholder and director of the Company is a shareholder and director of Dyad. The Company's CEO is also a director of Dyad.

At December 31, 1995, the CEO of the Company had outstanding promissory notes of $35,203 and accrued interest, and a stock subscription receivable of $1,318,524 due from the CEO related to the issuance of 137,481 shares of Class E non-voting common stock. In July 1996 following the Company's initial public offering, the Company repaid the promissory note and accrued interest to the CEO and the Company received payment of stock subscription receivables and accrued interest out of proceeds of shares sold by the CEO in the initial public offering.

To encourage certain bank shareholders' initial investment in the Company, the Company offered a discount, equal to the shareholders' initial investment, to be applied toward the license fee if and when the shareholders licensed the Phoenix System for use in their normal course of operations. Discounts offered since inception total $855,000. Discounts of $0, $450,000 and $300,000 were used in 1997, 1996 and fiscal 1995, respectively leaving a balance of $105,000 of available discounts at December 31, 1997. License fee revenue of $480,185, $744,900, and $326,700, net of discounts used, was recorded in 1997, 1996 and fiscal 1995, respectively under license agreements with shareholder banks. Implementation support revenues, and other services of $635,879, $1,060,000 and $254,200 recorded in 1997, 1996, and fiscal 1995, respectively, were from shareholder banks.


9.   INCOME TAXES
Significant components of the provision for income taxes are as follows:

                                                                                                            Fiscal
                                                                     1997                 1996                 1995
-------------------------------------------------------------------------------------------------------------------
         Current foreign expense                                 $390,194            $  90,897             $446,324
         Deferred foreign expense (benefit)                            --              390,769             (190,325)
         Deferred domestic expense                                530,298                   --                   --
                                                                 --------------------------------------------------
         Total taxes                                             $920,492             $481,666             $255,999
                                                                 ==================================================

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities at December 31, 1997 and 1996 are as follows:


                                                                                   December 31,      December 31,
                                                                                           1997              1996
-----------------------------------------------------------------------------------------------------------------
Deferred income tax liabilities:
     Tax over book depreciation                                                   $   (60,018)       $   (52,958)
     Capitalized software                                                          (1,668,901)          (946,126)
     Deferred revenue                                                                (299,573)                 -
                                                                                  ------------------------------
              Total tax liabilities                                                (2,028,492)          (999,084)
Deferred income tax assets:
     Amortization of capitalized software                                             419,919            215,591
     Alternative minimum tax credit                                                    20,439                  -
     Foreign tax credit carryforwards                                                       -            737,664
     Research and development credit carryforwards                                    503,522            198,236
     Net operating loss carryforwards                                               1,921,793          2,224,720
     Other                                                                             82,819             32,540
                                                                                  ------------------------------
              Total tax assets                                                      2,948,492          3,408,751

Valuation allowance for deferred income tax assets                                          -         (2,409,667)
                                                                                  ------------------------------
Net deferred income tax assets                                                    $   920,000        $         -
                                                                                  ==============================


The reconciliation of income tax computed at the U.S. Federal statutory tax rates to income tax expense is:


                                                                                            Fiscal
                                                   1997                  1996                 1995
--------------------------------------------------------------------------------------------------
Tax at U.S. statutory rates                 $ 1,346,743          $    944,986            $ 275,491
Foreign taxes                                   241,377                90,897              255,999
State taxes                                     154,479               105,298               31,600
Tax credits                                     411,939              (310,127)            (346,571)
Non-deductible compensation expense           (352,248)                     -                    -
Restricted stock compensation                 1,449,997            (1,078,362)                   -
Other                                            77,872               (17,561)              13,833
Change in valuation allowance                (2,409,667)              746,535               25,647
                                            ------------------------------------------------------
     Total tax expense                      $   920,492          $    481,666            $ 255,999
                                            ======================================================

At December 31, 1997, the Company has net operating loss carryforwards of approximately $4,950,000 for federal income tax purposes that expire approximately $490,000 in 2009, $1,060,000 in 2010, and $3,400,000 in 2011. The
tax benefit related to approximately $3,728,000 of the net operating loss carry forwards results in a credit to shareholders' equity when realized. The Company also has research and development tax credit carryforwards of approximately $500,000 that expire in years 2008 through 2012. The valuation allowance has decreased from 1996 by approximately $2,400,000 as management has determined that it is more likely than not that the majority of the deferred tax assets will be realized. Of the $2,400,000 change in the valuation allowance, $1,450,000 was credited directly to shareholders' equity as it related to tax deductions for restricted stock and stock options for which there was no income statement effect.

10.  EMPLOYEE BENEFITS
The Company maintains a 401(k) plan that covers substantially all employees. The Company may, at its discretion, contribute by matching employee deferrals. Defined contributions are limited to the maximum amount deductible under the Internal Revenue Code. The Company did not make contributions to the plan in 1997, 1996, or fiscal 1995. The Company has a profit sharing plan with discretionary contributions by the Company covering substantially all employees. Charges to income for the profit sharing plan, as determined by the Board of Directors, were $80,000 in 1996. The Company did not make contributions to the profit sharing plan in 1997 or fiscal 1995.

11.  MAJOR CUSTOMERS AND EXPORT SALES
Sales to major customers, as a percentage of total revenues, are as follows:

                                                                                    Fiscal
                                                     1997              1996           1995
------------------------------------------------------------------------------------------
                  Customer A                         11%               16%               -
                  Customer B                          -                16%              19%
                  Customer C                          -                 -               43%



Export sales from the United States, as a percentage of total revenues, were 49% in 1997 of which 17% represents sales to Latin and South America, 7% was to the Pacific Rim and 25% was to Europe, Africa and the Middle East. Export sales from the United States, as a percentage of total revenues, were 53% in 1996, of which 42% represents sales to Latin and South America, 7% was to the Pacific Rim and 4% was to Africa. Export sales from the United States, as a percentage of total revenues, were 70% in fiscal 1995, of which 63% represents sales to Latin and South America and 7% was to the Pacific Rim.

12.  QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                             Three months ended
                                            ---------------------------------------------------------------------------
                                            March 31, 1997   June 30, 1997   September 30, 1997    December 31, 1997
-----------------------------------------------------------------------------------------------------------------------
1997
Revenues                                    $    3,713,724   $   4,706,108     $     3,354,710     $      6,068,492
Gross profit                                     2,662,354       3,247,352           1,906,184            4,545,555
Operating income (loss)                          1,111,610         856,953            (312,324)           1,423,813
Net income                                   $   1,013,296   $     763,674     $         9,971     $      1,253,575
Net income per share - basic                 $        0.26   $        0.19     $          0.00     $           0.23
Net income per share - diluted (1)           $        0.24   $        0.17     $          0.00     $           0.22
Weighted average shares
     outstanding - basic                         3,848,697       3,944,740           4,633,725            5,435,016
Weighted average shares
     outstanding - diluted                       4,286,640       4,378,722           5,098,173            5,781,486

                                                                               Three months ended
                                            ---------------------------------------------------------------------------
                                            March 31, 1996   June 30, 1996     September 30, 1996  December 31, 1996(2)
-----------------------------------------------------------------------------------------------------------------------
1996
Revenues                                     $   1,781,330   $   2,101,707     $     2,885,180     $      3,637,300
Gross profit                                     1,193,105       1,454,133           2,093,132            2,718,430
Operating income                                   266,960         397,298             746,527            1,087,100
Net income                                   $     141,526   $     351,450     $       558,567     $      1,166,751
Net income per share - basic (1)             $        0.05   $        0.12     $          0.15     $           0.30
Net income per share - diluted (1)           $        0.05   $        0.10     $          0.14     $           0.28
Weighted average shares
    outstanding - basic                          3,000,074       3,020,121           3,774,103            3,832,787
Weighted average shares
    outstanding - diluted                        3,116,205       3,385,939           4,116,868            4,231,869

                                                                               Three months ended
                                            ---------------------------------------------------------------------------
                                            March 31, 1995   June 30, 1995 (4) September 30, 1995  December 31, 1995
-----------------------------------------------------------------------------------------------------------------------
1995 (3)
Revenues                                    $       90,745   $   3,199,852     $       788,767     $        950,982
Gross profit                                      (132,077)      2,747,471             311,759              405,365
Operating income (loss)                           (704,260)      2,055,039            (409,230)            (476,385)
Net income (loss)                           $     (605,973)  $   1,826,465     $      (377,437)    $       (445,322)
Net income (loss) per share - basic         $        (0.21)  $        0.63     $         (0.13)    $          (0.15)
Net income (loss) per share - diluted(1)    $        (0.21)  $        0.61     $         (0.13)    $          (0.15)
Weighted average shares
   outstanding - basic                           2,847,053       2,900,589           2,948,344            2,959,548
Weighted average shares
   outstanding - diluted                         2,847,053       3,002,183           2,948,344            3,056,081

(1) Due to the calculation of weighted average shares outstanding for the year as the average of quarterly weighted average shares outstanding, the sum of net income per share for the four quarters does not equal diluted net income per share diluted for the year.

(2) License fees and other revenue was $2.6 million for the quarter ended December 31, 1996 which included $1.55 million to a single reseller under a distribution license agreement.
(3) In 1995, Phoenix changed its fiscal year end from January 31 to December 31. However, the information above for the quarter ended March 31, 1995 consists of three months, including the month of January 1995.
(4) License fee and other revenue was $2.8 million for the quarter ended June 30, 1995 in large part due to license fees of $2.1 million from a single foreign customer (which includes approximately $205,000 in foreign withholding taxes that are payable by that customer) and from the recognition of revenue from the backlog of customers with whom Phoenix had signed contracts while the Phoenix System was under development.


13.  EMPLOYMENT AGREEMENTS
The Company has entered into employment agreements with its senior executives. Each agreement commits the Company to various obligations if the employee is terminated without cause or if there is a change in the control of the Company. The major obligations are for salaries and bonus, healthcare premiums, and the vesting of previously granted stock options.

                                                REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders

Phoenix International Ltd., Inc.



We have audited the accompanying consolidated balance sheets of Phoenix International Ltd., Inc. as of December 31, 1997 and 1996 and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for the years ended December 31, 1997 and 1996, and the eleven months ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phoenix International Ltd., Inc. at December 31, 1997 and 1996, and the consolidated results of its operations and its cash flows for the years ended December 31, 1997 and 1996, and the eleven months ended December 31, 1995 in conformity with generally accepted accounting principles.


                                                  ERNST & YOUNG LLP

Atlanta, Georgia
January 28, 1998

Board of Directors
Bahram Yusefzadeh (1)(3)
Chairman of the Board
and Chief Executive Officer

Raju M. Shivdasani
President and Chief Operating
Officer

Ruann F. Ernst(1)
Computer Organization
Hewlett-Packard Company

Ronald E. Fenton(2)(3)
President and Chief Executive
Officer,
BancSecurity Corporation

William C. Hess(2)
President, Iowa Savings Bank

James C. Holly(1)(3)
President and Chief Executive
Officer,
Bank of the Sierra

Paul A. Jones(1)
President and Chief Executive
Officer,
Glenview State Bank

J. Michael Murphy (3)
Division President
Palex, Inc.

Glenn W. Sturm(2)
Partner, Nelson Mullins Riley &
Scarborough, L.L.P.

O. Jay Tomson
Chairman and Chief Executive
Officer,
First Citizens National Bank

(1)   Member of Compensation and
      Stock Option Committee
(2)   Member of Audit Committee
(3)   Member of Executive
      Committee

Officers
Bahram Yusefzadeh
Chairman of the Board and Chief
Executive Officer

Raju M. Shivdasani
President and Chief Operating
Officer

Clay E. Scarborough
Senior Vice President and
Chief Financial Officer

Daniel P. Baker
Senior Vice President,
Research and Development

Michael R. Newes
Senior Vice President,
International Marketing

Harold C. Boughton
Senior Vice President,
USA Business Development

FORM 10-K INVESTOR CONTACT
A copy of the Company's Annual Report on Form 10-K for 1997 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Investor Relations, at the Company's corporate office.

ANNUAL SHAREHOLDERS' MEETING
The annual meeting of shareholders will be held on Friday, May 8, 1998, at 10:00 a.m. local time at the Company's corporate office.


COMMON STOCK AND DIVIDEND INFORMATION
Since its initial public offering on July 2, 1996, the Company's common stock has traded on the Nasdaq Stock Market under the symbol PHXX. As of March 6, 1998, the Company had approximately 2,355 beneficial holders of its common stock. Of that total, approximately 230 were shareholders of record. To date, the Company has not paid cash dividends on its common stock. The Company currently intends to retain earnings to support operations and finance expansion and therefore does not anticipate paying cash dividends in the foreseeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq during the period indicated since the Company's common stock began trading publicly on July 2, 1996.

                  STOCK PRICE
                  HIGH     LOW
1996
Third Quarter     $17.50  $12.25
Fourth Quarter     21.50   16.50

1997
First Quarter     $26.75  $17.00
Second Quarter     25.00   19.00
Third Quarter      25.88   20.25
Fourth Quarter     25.00   13.00

CORPORATE OFFICE
Phoenix International Ltd., Inc.
500 International Parkway
Heathrow, FL 32746
407-548-5100
www.phoenixint.com

REGISTRAR AND TRANSFER AGENT
American Stock Transfer & Trust
Company
40 Wall Street
New York, New York 10005

INDEPENDENT AUDITORS
Ernst & Young LLP
Atlanta, GA

GENERAL COUNSEL
Nelson Mullins Riley &
Scarborough, L.L.P.
First Union Plaza, Suite 1400
999 Peachtree Street, N.E.
Atlanta, GA 30309