Form 10-K, Exhibit 13
period 1998-12-31
PHOENIX INTERNATIONAL LTD INC
filed 1999-03-25
CIK 1013687

ANNUAL REPORT - FINANCIAL STATEMENTS

                      SELECTED FINANCIAL AND OPERATING DATA

                                                                                                        Eleven months   Fiscal year
                                                      Year ended     Year ended      Year ended            ended           ended
                                                     December 31,    December 31,    December 31,       December 31,    January 31,
                                                          1998            1997            1996              1995(1)        1995
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Revenues:
     License fees and other .......................   $16,034,499     $12,664,491     $ 6,827,699        $3,467,547    $    57,776
     Implementation, customer and software support
          and other service fees ..................     9,903,709       5,178,543       3,577,848         1,556,164        369,711
                                                      ----------------------------------------------------------------------------
Total revenues ....................................    25,938,208      17,843,034      10,405,547         5,023,711        427,487

Expenses:
     Cost of license fees and other ...............     1,693,769       1,594,711         674,037           375,783             --
     Cost of implementation, customer
        and software support and other service fees     6,356,617       3,886,878       2,272,710         1,246,886        637,427
     Sales and marketing ..........................     4,440,521       3,264,055       1,377,353           983,290        358,948
     General and administrative ...................     4,561,586       2,743,100       1,822,871         1,058,190        981,930
     Product development ..........................     6,869,311       3,274,238       1,760,691           654,797      1,362,780
                                                      ----------------------------------------------------------------------------
Total expenses ....................................    23,921,804      14,762,982       7,907,662         4,318,946      3,341,085

Other income (expense):
     Interest income ..............................     1,698,308         799,676         223,548           121,815         26,610
     Interest expense .............................       (57,102)        (52,376)        (19,231)          (12,060)       (19,366)
     Other income (expense) .......................        82,407         133,656          (2,242)           (4,252)        75,989
                                                      ----------------------------------------------------------------------------
Income (loss) before income taxes .................     3,740,017       3,961,008       2,699,960           810,268     (2,830,365)
Income tax expense ................................     1,309,006         920,492         481,666           255,999             --
                                                      ----------------------------------------------------------------------------
Net income (loss) .................................   $ 2,431,011     $ 3,040,516     $ 2,218,294        $  554,269    $(2,830,365)
                                                      ============================================================================

Net income (loss) per share(2) - basic ............   $      0.29     $      0.45     $      0.43        $     0.13    $     (0.81)
                                                      ============================================================================
Net income (loss) per share(2) - diluted ..........   $      0.27     $      0.41     $      0.40        $     0.12    $     (0.81)
                                                      ============================================================================
Weighted average shares outstanding(2) - basic ....     8,378,784       6,698,317       5,110,173         4,394,276      3,495,587
                                                      ============================================================================
Weighted average shares outstanding(2) - diluted ..     8,865,782       7,329,383       5,572,680         4,543,877      3,495,587
                                                      ============================================================================

OTHER DATA
Total product development expenditures(3) .........   $11,705,993     $ 5,132,271     $ 2,966,515        $1,788,172    $ 1,455,781
Total personnel(4) ................................           368             193             124                87             48
Implemented customers(5) ..........................            64              39              27                12              2
Backlog(6) ........................................   $35,900,000     $21,200,000     $ 6,800,000        $7,300,000    $ 3,100,000

                                                                              At
                                         -------------------------------------------------------------------------------
                                         December 31,    December 31,    December 31,      December 31,     January 31,
                                             1998            1997             1996             1995             1995
------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Working capital (deficit) ..........     $24,090,146     $27,488,029     $  6,864,961      $(2,263,338)     $(2,156,814)
Total assets .......................      59,502,573      52,157,495       12,083,167        3,228,289        1,726,511
Long-term obligations ..............         357,299         595,821          190,000               --               --
Retained earnings (deficit) ........       4,297,722       1,866,711       (1,070,944)      (3,289,238)      (3,843,507)
Total shareholders' equity (deficit)      50,811,992      45,835,131        9,584,017         (568,102)      (1,619,412)

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

Revenues were recorded in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position 91-1, Software Revenue Recognition ("SOP 91-1"), through December 31, 1997. Fees for the Company's software products are charged separately from fees for the Company's services and are recognized upon delivery, when no significant vendor obligations remain and collection of the resulting receivables is deemed probable. Revenues for implementation, conversion, installation, training, interface and consulting services are recognized when the services are performed. Service revenues for ongoing customer and software support and product updates and disaster recovery services provide recurring revenues as they are recognized ratably over each year of the license agreement, the term of which is typically five years.

In October 1997 the AICPA issued Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2"), which was amended by Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions ("SOP 98-9"), which supersedes SOP 91-1 and was adopted by the Company effective January 1, 1998. The Company has applied SOP 97-2 to all contracts signed during 1998. While some principles remain the same, there are several key differences between the two pronouncements, including accounting for multiple element arrangements. Management believes that the Company's accounting for its software revenue is in compliance with SOP 97-2, as amended.

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

The Company intends to maintain its marketing focus in the United States on commercial banks and savings institutions with asset sizes ranging from $100 million to $2 billion and will continue to expand its presence in the international market by focusing its marketing efforts on retail-oriented banks with up to 300 branches and/or one million accounts ("Tier 2 Banks"). The Company intends to pursue both markets by increasing its direct and indirect distribution channels. Since its inception, Phoenix primarily has used a direct sales force to market the Phoenix System in the United States. Phoenix believes that, in the future, revenues from products sold through strategic alliances and other indirect channels may become an increasingly significant source of the Company's total revenues, particularly in the international market. Gross margins and the composition of revenue and expenses will vary depending on whether a sale was made directly by the Company or by a value added reseller ("VAR") or agent. However, the Company believes that the difference in the margins obtained from direct and indirect sales should not have a material adverse effect on the Company's business, operating results and financial condition.

The Company expects increased competition from many sources and intends to invest significantly in product development and other aspects of its business to stay competitive. Management believes that the banking software market for financial institutions is diffuse with medium-to-high barriers to entry, including costs of entry and time to market. Management believes that client/server technology in the financial services industry is early in its life cycle and will continue to gain market share for the next five to ten years as it displaces legacy hardware and software. Although client/server technology is characterized by rapidly evolving developments, the open architecture design and attributes of the Phoenix System facilitate rapid adaptation to evolving technological changes. Phoenix intends to maintain its leadership position by integrating new technologies, adding new applications, and enhancing existing applications and increasing functionality.

The Company's quarterly operating results have varied significantly in the past and may vary significantly in the future. Factors that may cause the Company's future operating results to vary include, without limitation: the size and timing of significant orders; the mix of direct and indirect sales; the mix and timing of foreign and domestic sales; the timing of new product announcements and changes in pricing policies by the Company and its competitors; the timing of the development, implementation and release of the Company's products and enhancements; changes in the Company's strategy and operating expenses, year 2000 compliance issues; and competitive and general economic factors. Product revenues are difficult to forecast because the market for client/server application software products is rapidly evolving. The Company's sales cycle generally covers an extended period but varies substantially from customer to customer. Phoenix believes that quarter to quarter comparisons of its results of operations should not be relied upon as indications of future performance.

RESULTS OF OPERATIONS
The following table sets forth the percentage of total revenues represented by certain line items in the Company's statement of operations for the periods indicated.

                                                           Percent of Total Revenues
                                                         ------------------------------
                                                         1998         1997         1996
                                                         ----         ----         ----
Revenues:
     License fees and other ......................       61.8%        71.0%        65.6%
     Implementation, customer and software support
        and other service fees ...................       38.2%        29.0%        34.4%
                                                        --------------------------------
         Total revenues ..........................      100.0%       100.0%       100.0%

Expenses:
     Cost of license fees and other ..............        6.5%         8.9%         6.5%
     Cost of implementation, customer and software
         support and other service fees ..........       24.5%        21.8%        21.8%
     Sales and marketing .........................       17.1%        18.3%        13.2%
     General and administrative ..................       17.6%        15.4%        17.5%
     Product development .........................       26.5%        18.3%        17.0%
                                                        --------------------------------
         Total expenses ..........................       92.2%        82.7%        76.0%

Other income (expense):
Interest income ..................................        6.5%         4.5%         2.1%
     Interest expense ............................       (0.2%)       (0.3%)       (0.2%)
     Other income (expense) ......................        0.3%         0.7%          --
                                                        --------------------------------
Income before income taxes .......................       14.4%        22.2%        25.9%
Income tax expense ...............................        5.0%         5.2%         4.6%
                                                        --------------------------------
Net income .......................................        9.4%        17.0%        21.3%
                                                        ================================


COMPARISON OF YEAR ENDED DECEMBER 31, 1998 TO THE YEAR ENDED DECEMBER 31, 1997

Revenues. Total revenues increased 45.4% to $25.9 million in the year ended December 31, 1998 from $17.8 million in the year ended December 31, 1997. International sales accounted for approximately 63.0% of total revenues in the year ended December 31, 1998, an increase from 53.0% from 1997. License fees and other revenues increased 26.6%, rising from $12.7 million to $16.0 million due to increased prices for licenses of the Phoenix System and an expanded product line. Implementation, customer and software support and other service fees increased 91.2% to $9.9 million in the year ended December 31, 1998 from $5.2 million in the year ended December 31, 1997. Implementation, customer and software support and other service fees increased due to increased numbers of installations and customers under support agreements.

Expenses. The Company's operating expenses increased 62.0% to $23.9 million in the year ended December 31, 1998 from $14.8 million in the year ended December 31, 1997.

Cost of license fees and other fees increased 6.2% to $1.7 million in the year ended December 31, 1998 from $1.6 million in the year ended December 31, 1997. These costs increased in the 1998 period mainly as a result of higher amortization of capitalized software development costs.

Cost of implementation, customer and software support and other service fees increased 63.5% to $6.4 million in the year ended December 31, 1998 from $3.9 million in the year ended December 31, 1997 as a result of increased staffing levels required to support increased numbers of installations and customers under support agreements. Cost of implementation, customer and software support and other service fees consists primarily of personnel related costs incurred in providing implementation, conversion and installation services, training and customer support.

Sales and marketing expenses increased 36.0% to $4.4 million in the year ended December 31, 1998 from $3.3 million in the year ended December 31, 1997, primarily as a result of increased staffing, travel and personnel related costs.

General and administrative expenses increased 66.3% to $4.6 million in the year ended December 31, 1998 from $2.7 million in the year ended December 31, 1997. The increase was the result of increased professional service fees, rent, personnel related costs and bad debt expense.

Product development expenses increased 109.8% to $6.9 million in the year ended December 31, 1998 from $3.3 million in the year ended December 31, 1997. Product development expenses increased primarily as a result of increased personnel related costs. Capitalized software development costs increased 156.9% to $4.8 million for the year ended December 31, 1998 from $1.9 million in the year ended December 31, 1997. The total of product development expenses and capitalized software development costs ("Total Product Development Expenditures") increased 128.1% to $11.7 million during the year ended December 31, 1998 from $5.1 million during the year ended December 31, 1997. The increase in Total Product Development Expenditures was primarily attributable to increased staffing to expand and enhance the Company's product line.

Other Income (Expense). Interest income was $1.7 million and $800,000 for the years ended December 31, 1998 and 1997, respectively. Interest income increased in 1998 due to twelve full months of income earned from interest bearing accounts in 1998, compared to five months in 1997. Interest income is primarily the result of income earned from the investment of proceeds from the Company's secondary public offering of common stock in August 1997. Interest expense was $57,000 and $52,000 in the years ended December 31, 1998 and 1997, respectively. Other income was $82,000 and $134,000 in the years ended December 31, 1998 and 1997, primarily as a result of fulfilling obligations under an economic development grant and realizing foreign gains from the operations of two of the Company's foreign subsidiaries, Phoenix International A.P. Limited and Phoenix EMEA Limited.

Income Tax Expense. Income tax expense was $1.3 million and $920,000, resulting in effective rates of 35.0% and 23.2%, in the years ended December 31, 1998 and 1997, respectively. At December 31, 1998, Phoenix had available net operating loss carryforwards of approximately $6.4 million that expire in years 2009 through 2012 to offset future taxable income for federal income tax purposes. In addition, Phoenix has available research and development tax credit carryforwards of $900,000 that expire in years 2008 through 2013. Utilization of these carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. As a result of an ownership change, as defined by the Internal Revenue Code of 1986, as amended (the "Code"), the annual amount of net operating loss carryforwards and tax credit available to offset taxable income may be limited under the provisions of the Code. The Company determined that the deferred tax assets resulting from the net operating loss and tax credit carryforwards and other tax benefits were more likely than not to be realized, and reduced the valuation allowance related to these deferred tax assets to zero in 1997. As a result, the Company's effective tax rate in 1998 was not similarly reduced in 1998 by the benefit from the reduction in this valuation allowance. See Note 8 of the Notes to the Consolidated Financial Statements.

Net Income. Net income decreased 20.0% to $2.4 million in the year ended December 31, 1998 from $3.0 million in the year ended December 31, 1997. The decline in net income was primarily the result of decreased operating margins.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 1997 TO THE YEAR ENDED DECEMBER 31,
1996

Revenues. Total revenues increased 71.5% to $17.8 million in the year ended December 31, 1997 from $10.4 million in the year ended December 31, 1996. International sales accounted for approximately 53.0% of total revenues in each of the years ended December 31, 1997 and 1996. License fees and other revenues increased 85.5% to $12.7 million from $6.8 million due to an increased number of customers and an expanded product line. Implementation, customer and software support and other service fees increased 44.7% to $5.2 million in the year ended December 31, 1997 from $3.6 million in the year ended December 31, 1996 due to increased support fees, programming support and consulting revenues.

Expenses. The Company's operating expenses increased 86.7% to $14.8 million in the year ended December 31, 1997 from $7.9 million in the year ended December 31, 1996. Excluding nonrecurring acquisition expenses of $274,000 related to the Phoenix International A.P. Limited acquisition, operating expenses in the year ended December 31, 1997 would have been $14.5 million.

Cost of license fees and other increased 136.6% to $1.6 million in the year ended December 31, 1997 from $674,000 in the year ended December 31, 1996, as a direct result of increased amortization of capitalized software development costs and third party software royalties.

Cost of implementation, customer and software support and other services increased 71.0% to $3.9 million in the year ended December 31, 1997 from $2.3 million in the year ended December 31, 1996 as a result of additional personnel costs related to increased staffing, Phoenix System implementation activity and training of third party agents and resellers.

Sales and marketing expenses increased 137.0% to $3.3 million in the year ended December 31, 1997 from $1.4 million in the year ended December 31, 1996, primarily as a result of additional expenses incurred in connection with increased staffing, travel, marketing, commissions and personnel related costs and from the opening of a new sales office in London, England in December 1996.

General and administrative expenses increased 50.5% to $2.7 million in the year ended December 31, 1997 from $1.8 million in the year ended December 31, 1996. The increase was primarily the result of acquisition expenses of $274,000 related to the acquisition of Phoenix International A.P. Limited, personnel related costs and other overhead costs.

Product development expenses increased 86.0% to $3.3 million in the year ended December 31, 1997 from $1.8 million in the year ended December 31, 1996. Product development expenses increased as a result of increased salaries and contract labor costs. Capitalized software development costs increased to $1.9 million in the year ended December 31, 1997 from $1.2 million in the year ended December 31, 1996. Total Product Development Expenditures increased to $5.1 million during the year ended December 31, 1997 from $3.0 million during the year ended December 31, 1996. The increase in Total Product Development Expenditures was primarily attributable to increased staffing required to expand and enhance the Company's product line.

Other Income (Expense). Interest income was $800,000 and $224,000 in the years ended December 31, 1997 and 1996, respectively. Interest income increased primarily due to the increase in interest-bearing funds resulting from the investment of the proceeds from the Company's secondary public offering of common stock in August 1997. Interest expense was $52,000 and $19,000 in year ended December 31, 1997 and 1996, respectively. Other income was $134,000 in the year ended December 31, 1997, primarily as a result of fulfilling obligations under an economic development grant and realized foreign exchange gains from the operations of the Company's foreign subsidiaries, Phoenix International A.P. Limited and Phoenix EMEA Limited.

Income Tax Expense. Income tax expense was $920,000 and $482,000 resulting in effective rates of 23.2% and 17.8% in the years ended December 31, 1997 and 1996, respectively. As a result of the Company's start-up losses, the Company has a net operating loss carryforward. At December 31, 1997, Phoenix had available net operating loss carryforwards of approximately $4.95 million that expire in years 2009 through 2011 to offset future taxable income for federal income tax purposes and research and development tax credit carryforwards of $500,000 that expire in years 2008 and 2011. Utilization of these carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. As a result of an ownership change, as defined by the Code, the annual amount of net operating loss carryforwards and tax credit available to offset taxable income may be limited under the provisions of the Code. As of December 31, 1997, the Company determined that the deferred tax assets resulting from the net operating loss and tax credit carryforwards and other tax benefits are more likely than not to be realized.

Net Income. Net income increased 37.1% to $3.0 million in the year ended December 31, 1997 from $2.2 million in December 31, 1996, primarily as a result of increased revenue. Excluding nonrecurring acquisition expenses of $274,000 related to the acquisition of Phoenix International A.P. Limited, net income for the year ended December 31, 1997 would have been $3.3 million.


BACKLOG
Backlog, defined as the contract value of executed agreements minus revenue recognized from these contracts, totaled $35.9 million, $21.2 million and $6.8 million at December 31, 1998, 1997, and 1996, respectively. At December 31, 1998 backlog consisted of $0.8 million for software licenses, $6.6 million for implementation services, $2.5 million for other professional services and $26.0 million for five-year customer support and disaster recovery service agreements. The backlog of software license and implementation revenues is expected to be realized within a period of approximately one year, and the backlog of customer support service revenue is expected to be realized within a period of approximately five years.

LIQUIDITY AND CAPITAL RESOURCES
The Company funds its cash needs through existing cash and investment balances, interest on investments and, to a lesser extent, through cash flow from operations, without relying on lines of credit or other borrowings. At December 31, 1998, cash and cash equivalents were $3.8 million, short term investments were $6.0 million and long term investments were $16.5 million. Short and long term investments consist primarily of U.S. Treasury securities. For the year ended December 31, 1998, net cash used by operations was $535,000. Investing activities used cash of $9.9 million, including $4.8 million for capitalized software costs. Purchases of property and equipment used $3.2 million of cash. Increases in other assets which include minority investments in other companies and non-current prepaid royalties used $349,000 of cash. Purchases of long term investments used $3.4 million of cash and sales of short term investments provided $1.9 million of cash. Financing activities provided $1.2 million of cash primarily from the issuance of common stock. Working capital was $24.0 million as of December 31, 1998.

The Company believes its cash balances, investments and cash flow from operations will be sufficient to meet its working capital, capital expenditure and software development requirements at least through 1999. Cash flows from operating activities are dependent on continued advance payments from customers, and there is no assurance that the Company will continue to receive these payments from customers or that it will continue to receive these payments in advance of contract performance on the same terms as it has in the past. The Company anticipates that its operating and investing activities may use cash in the future, particularly from growth in operations and development activities. Consequently, any such future growth, including acquisitions, may require the Company to obtain additional equity or debt financing. These statements are "forward looking" statements which are subject to risks and uncertainties discussed below.

IMPACT OF NEW ACCOUNTING STANDARDS
In December 1998, the AICPA issued SOP 98-9. SOP 98-9, which amends Statement of Position 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, extends the application of certain passages of SOP 97-2 through fiscal years beginning on or before March 15, 1999. SOP 98-9 requires the recognition of revenue using the "residual method" when valuing certain elements of software agreements when vendor specific objective evidence ("VSOE") does not exist. The Company has adopted SOP 98-9 in the first quarter of fiscal year 1999. Management does not expect there to be a material impact from the adoption of SOP 98-9.

In March 1998, Statement of Position 98-2, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued. SOP 98-2 provides guidance that requires capitalization of certain costs incurred during an internal-use software development project. SOP 98-2 is effective as of January 1, 1999 for the Company. Management does not expect there to be a material impact from the adoption of SOP 98-2.

YEAR 2000 ISSUES
The Company's business and relationships with its customers, marketing agents, VARs and other parties depend significantly on a number of computer software programs, internal operating systems and network, telephonic and internet connections. If any of these software programs, systems or connections are not able to recognize, store, transmit and properly process dates before, on and after January 1, 2000 (the "Year 2000 issue"), significant system failures or errors may result which could have a material adverse effect on the business, financial condition and results of operations of the affected customers, agents, other parties and the Company. In an effort to protect against possible Year 2000 problems, Phoenix has examined the Year 2000 issue as it affects three critical areas of its business operations: (1) the Phoenix System; (2) its internal operating and accounting systems; and (3) its customers' core processing systems.

Phoenix believes that the Phoenix System already addresses the Year 2000 issue because it was designed to require a four-digit year to be entered into the date fields of the program and has always stored and processed information using four-digit years. The Phoenix System employs sophisticated database and other technologies provided by recognized companies in the software industry (e.g., Sybase, Microsoft and Centura). Many of these industry companies have published materials indicating their products are Year 2000 compliant and the Company believes these products are capable of addressing the Year 2000 issue. The Company has tested the Phoenix System repeatedly using various dates before, on and after January 1, 2000, including all of the dates established by the Federal Financial Institutions Examination Council in its April 10, 1998 statement of guidelines for Year 2000 readiness. Phoenix discovered no Year 2000 problems during such tests. Phoenix plans to continue testing the Phoenix System periodically using any additional dates set forth for testing in any future guidelines established for financial institutions in the United States or by foreign governmental regulatory agencies. Phoenix has not made any material modification to the coding for the Phoenix System software and does not anticipate making any such changes to accommodate the Year 2000 issue.

Phoenix has also reviewed its internal accounting and operating systems in the United States and currently believes that these programs and systems are adequately programmed to address the Year 2000 issue or can be modified or replaced to address the Year 2000 issue without material costs or delays. Phoenix is currently conducting tests on the third party products or systems used in its business and at its offices and on the systems used by its marketing agents, VARs and other third parties. The Company has contacted the providers of material goods and services used in Phoenix's operations and has received written assurances from several of these providers that their products and services are capable of addressing the Year 2000 issue. The Company has not yet completed a review of the accounting and operating systems of its VARs. Phoenix currently expects to complete its Year 2000 examination of its internal accounting and operating systems by the end of March 1999. The Company has not yet completed a review of the operating systems used in its international offices in London, England, Wellington, New Zealand, Singapore and Sydney, Australia and currently expects that this review will not be complete until the middle of 1999. There can be no assurances, however, that any or all of these products and services are Year 2000 compliant. However, Phoenix believes that if any Year 2000 issues are discovered when these international office systems are examined and tested, the Company will be able to modify or replace these systems without material costs or delays.

Phoenix believes that if its customers do not successfully address Year 2000 issues in their operations, the Company's operations may be interrupted, hindered or delayed. This would have a material adverse effect on Phoenix's business, financial condition and results of operations. Phoenix (with assistance from some of its customers) has developed a Year 2000 readiness program that is designed to assist its customers in testing their core processing systems for Year 2000 problems. Phoenix has begun testing United States customers and offered others to test their core processing systems at Phoenix's facilities, using all of the same hardware and other third-party products employed at their institutions. The customer institution selects the dates and other information to be tested and Phoenix monitors the performance of the customer's processing system and reports on any Year 2000 problems identified. Testing under this program began in November 1998 and is expected to last between two and three days for each customer institution.

The Company believes that many financial institutions, industry vendors and suppliers, and other third parties are still analyzing their software and systems to address Year 2000 issues. It is not possible, therefore, for the Company to accurately analyze or predict possible "worst-case scenarios" related to the Year 2000 issue and the potential impact to the Company's business if any of these parties fail to adequately address the Year 2000 issue in their business operations. The Company currently believes that the greatest risk to its business from Year 2000 issues will come from its customers and third parties whose systems fail as a result of the Year 2000 issue. The Company has not developed a contingency plan for Year 2000 problems experienced by these customers and third parties. It is impossible to estimate the potential expenses involved or delays which may result from a large-scale failure of the Company's customer institutions and third parties to resolve their Year 2000 issues in a timely manner and there can be no assurance that such expenses, failures or delays will not have a material adverse effect on the Company's business, financial condition or results of operations.

INFLATION
The effects of inflation on the Company's operations were not significant during the periods presented in the financial statements. Generally, throughout the periods discussed above, the increases in revenue have resulted primarily from higher volumes, rather than price increases.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS
This Annual Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this Annual Report and include all statements that are not historical statements of fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations;
(iii) the Company's growth strategy and operating strategy (including, but not limited to, the Company's development and implementation of the Phoenix System and its other products); and (iv) the declaration and payment of dividends. The words "may," "would," "could," "will," "expect," "estimate," "anticipate," "believe," "intends," "plans" and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Among the key risks, assumptions and factors that may affect operating results, performance and financial condition are the Company's reliance on significant new customers and the timing of customer contracts; dependence on its strategic alliances and marketing relationships; its ability to expand and leverage its sales force and other distribution channels worldwide; fluctuations in its quarterly results; ability to continue and manage its growth; Year 2000 risks and concerns; competition and the other factors discussed herein and in the Company's filings with the SEC, including the "Risk Factors" section of the Company's Registration Statement on Form S-1 (Registration Number 333-31415), as declared effective by the SEC on August 13, 1997.

                           CONSOLIDATED BALANCE SHEETS

                                                                                          December 31,
                                                                                     1998              1997
---------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
     Cash and cash equivalents ..............................................     $ 3,795,962       $13,034,491
Investments, available for sale .............................................       5,995,640         7,705,000
Accounts receivable, net of allowance for doubtful accounts
         of $473,000 and $155,000 at December 31, 1998 and 1997, respectively       8,158,104         4,578,485
Unbilled accounts receivable ................................................       7,497,682         3,766,322
     Deferred tax asset .....................................................       3,737,198         2,229,000
Prepaid expenses and other current assets ...................................         420,903           592,274
                                                                                  -----------------------------
Total current assets ........................................................      29,605,489        31,905,572

Long term investments, available for sale ...................................      16,533,770        13,088,014
Property and equipment:
     Computer equipment and purchased software ..............................       4,245,907         2,217,366
Furniture, office equipment and leasehold improvements ......................       2,307,329         1,100,275
                                                                                  -----------------------------
                                                                                    6,553,236         3,317,641
Accumulated depreciation and amortization ...................................      (2,224,508)         (972,616)
                                                                                  -----------------------------
                                                                                    4,328,728         2,345,025
Capitalized software development costs, net of accumulated amortization of
   $2,282,480 and $1,078,749 at December 31, 1998 and 1997, respectively ....       7,155,436         3,522,484
Other assets ................................................................       1,879,150         1,296,400
                                                                                  -----------------------------
Total assets ................................................................     $59,502,573       $52,157,495
                                                                                  =============================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
     Accounts payable .......................................................     $   599,660       $   624,924
Accrued expenses ............................................................       2,124,268         1,810,662
     Capital lease, current portion .........................................         142,051           129,997
Deferred revenue ............................................................       2,649,364         1,851,960
Total current liabilities ...................................................       5,515,343         4,417,543
Deferred revenue under economic development grant ...........................              --            95,000
Deferred tax liability ......................................................       2,817,939         1,309,000
Capital lease, long term portion ............................................         357,299           500,821

Shareholders' equity:
     Preferred stock, $0.01 par value:
         10,000,000 shares authorized, none issued and outstanding ..........              --                --
     Common stock, $0.01 par value:
         50,000,000 shares authorized; 8,498,633 and 8,153,127 issued and
         outstanding at December 31, 1998 and 1997, respectively ............          84,986            81,531
Additional paid-in capital ..................................................      46,191,279        43,900,249
Stock subscription receivables ..............................................              --           (13,360)
     Unrealized gains on investments available for sale .....................         238,005                --
     Retained earnings ......................................................       4,297,722         1,866,711
                                                                                  -----------------------------
Total shareholders' equity ..................................................      50,811,992        45,835,131
                                                                                  -----------------------------
Total liabilities and shareholders' equity ..................................     $59,502,573       $52,157,495
                                                                                  =============================


See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                     Year ended        Year ended        Year ended
                                                     December 31,      December 31,      December 31,
                                                         1998              1997              1996
----------------------------------------------------------------------------------------------------
Revenues:
     License fees and other ....................     $16,034,499       $12,664,491       $ 6,827,699
     Implementation, customer and software
         support and other service fees ........       9,903,709         5,178,543         3,577,848
                                                     -----------------------------------------------
Total revenues .................................      25,938,208        17,843,034        10,405,547

Expenses:
     Costs of license fees and other ...........       1,693,769         1,594,711           674,037
     Costs of implementation, customer and
         software support and other service fees       6,356,617         3,886,878         2,272,710
     Sales and marketing .......................       4,440,521         3,264,055         1,377,353
     General and administrative ................       4,561,586         2,743,100         1,822,871
     Product development .......................       6,869,311         3,274,238         1,760,691
                                                     -----------------------------------------------
Total expenses .................................      23,921,804        14,762,982         7,907,662

Other income (expense):
     Interest income ...........................       1,698,308           799,676           223,548
     Interest expense ..........................         (57,102)          (52,376)          (19,231)
     Other income (expense) ....................          82,407           133,656            (2,242)
                                                     -----------------------------------------------
Income before income taxes .....................       3,740,017         3,961,008         2,699,960
Income tax expense .............................       1,309,006           920,492           481,666
                                                     -----------------------------------------------
Net income .....................................     $ 2,431,011        $3,040,516       $ 2,218,294
                                                     ===============================================

Net income per share - basic ...................     $      0.29       $      0.45       $      0.43
                                                     ===============================================

Net income per share - diluted .................     $      0.27       $      0.41       $      0.40
                                                     ===============================================

Weighted average shares outstanding - basic ....       8,378,784         6,698,317         5,110,173
                                                     ===============================================

Weighted average shares outstanding - diluted ..       8,865,782         7,329,383         5,572,680
                                                     ===============================================

See accompanying notes to consolidated financial statements.

            CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)

                                                                                             Unrealized
                                         Common Stock                                         Gains on                    Total
                                         All Classes           Additional      Stock         Investments   Retained    Shareholders'
                                   -----------------------      Paid-In     Subscription      Available    Earnings/    Earnings/
                                      Shares        Amount      Capital      Receivables       for Sale    (Deficit)    (Deficit)
                                      ------        ------      -------      -----------       --------    ---------    ---------
BALANCE, JANUARY 1, 1996            4,488,495   $ 1,687,002   $ 2,352,658    $(1,318,524)            --   $(3,289,238)  $  (568,102)
  Issuance of shares of Class E
   common stock from exercise of
   stock options                      255,403       183,230       137,940       (118,280)            --            --       202,890
  Conversion of Class A, B, C, D
   and E common stock into
   common stock, $0.01 par value           --    (1,822,794)    1,822,794             --             --            --            --
  Payment of stock subscription
   receivable                              --            --            --      1,318,524             --            --     1,318,524
  Payment on employee stock
   receivable                              --            --            --          7,597             --            --         7,597
  Common stock issued in
   connection with initial
   public offering, net of
   expenses                         1,005,000        10,050     6,363,845             --             --            --     6,373,895
  Issuance of common stock from
   exercise of stock options           11,210           112        32,057             --             --            --        32,169
  Repurchase of employee stock         (1,743)          (17)       (1,233)            --             --            --        (1,250)
  Net income                               --            --            --             --             --     2,218,294     2,218,294
                                   ----------   -----------   -----------    -----------    -----------   -----------   -----------
BALANCE, DECEMBER 31, 1996          5,758,365        57,583    10,708,061       (110,683)                  (1,070,944)    9,584,017
  Common stock issued in
   connection with a public
   offering, net of expenses        2,211,000        22,110    31,508,362             --             --            --    31,530,472
  Issuance of common stock from
   exercise of stock options           68,622           686       234,915             --             --            --       235,601
  Payment of employee stock
   receivable                              --            --            --         97,323             --            --        97,323
  Issuance of common stock in
   connection with acquisition        115,140         1,152        (1,089)            --             --            --            63
  Retained deficit recorded in
   connection with acquisition             --            --            --             --             --      (102,861)     (102,861)
  Reduction of deferred tax
   valuation allowance related
   to restricted stock and stock
   options                                 --            --     1,450,000             --             --            --     1,450,000
  Net income                               --            --            --             --             --     3,040,516     3,040,516
                                   ----------   -----------   -----------    -----------    -----------   -----------   -----------
BALANCE, DECEMBER 31, 1997          8,153,127        81,531    43,900,249        (13,360)            --     1,866,711    45,835,131
  Comprehensive income:
   Net income                              --            --            --             --             --     2,431,011     2,431,011
   Other comprehensive income:
      Unrealized appreciation
      on certain securities
    available for sale (net of
    taxes of $128,000)                     --            --            --             --        238,005            --       238,005
      Comprehensive income                 --            --            --             --             --            --     2,669,016
  Issuance of common stock from
   exercise of stock options          345,506         3,455     1,331,030             --             --            --     1,334,485
  Payment of employee stock
   receivable                              --            --            --         13,360             --            --        13,360
  Tax benefit related to
   non-qualified and incentive
   stock options                           --            --       960,000             --             --            --       960,000
                                   ----------   -----------   -----------    -----------    -----------   -----------   -----------
BALANCE, DECEMBER 31, 1998          8,498,633   $    84,986   $46,191,279    $        --    $   238,005   $ 4,297,722   $50,811,992
                                   ==========   ===========   ===========    ===========    ===========   ===========   ===========


See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     Year ended        Year ended        Year ended
                                                                    December 31,       December 31,      December 31,
                                                                        1998              1997              1996
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                           $ 2,431,011       $ 3,040,516       $ 2,218,294
Adjustments to reconcile net income to net cash
      provided by (used in) operating activities:
         Depreciation and amortization                                 2,455,797         1,157,665           594,227
         Satisfaction of payable to vendor                                    --                --          (100,000)
         Provision for doubtful accounts                                 347,150           140,000             5,000
         Deferred taxes                                                  960,741           530,298           390,769
         Revenue under economic development grant                        (95,000)          (95,000)          190,000
     Changes in operating assets and liabilities:
         Accounts receivable                                          (3,926,769)       (4,068,749)         (612,043)
         Unbilled accounts receivable                                 (3,731,360)       (2,578,040)       (1,079,962)
         Interest receivable, related party                                   --                --           105,001
         Prepaid expenses and other current assets                       (62,229)          (43,895)         (374,040)
         Accounts payable                                                (25,264)          240,231           120,419
         Accrued expenses                                                313,606           888,622           642,519
         Deferred revenue                                                797,404           849,543        (2,074,976)
                                                                     -----------------------------------------------
Net cash provided by (used in) operating activities                     (534,913)           61,191            25,208

INVESTING ACTIVITIES
Sales of investments, available for sale                               1,930,450                --                --
Purchases of investments, available for sale                          (3,428,841)      (18,062,189)       (2,730,825)
Purchases of property and equipment                                   (3,235,769)       (1,352,946)         (572,223)
Capitalized software development costs                                (4,836,683)       (1,883,033)       (1,205,824)
Increase in other assets                                                (349,150)       (1,266,400)          (30,000)
                                                                     -----------------------------------------------
Net cash used in investing activities                                 (9,919,993)      (22,564,568)       (4,538,872)

FINANCING ACTIVITIES
Capital lease payments                                                  (131,468)          (96,182)               --
Proceeds from short-term debt                                                 --                --           247,031
Payment on short-term debt                                                    --                --          (322,234)
Net proceeds from issuance of common stock                             1,334,485        31,765,838         6,607,704
Cash payments for stock subscription receivables                          13,360            97,323         1,326,121
                                                                     -----------------------------------------------
Net cash provided by financing activities                              1,216,377        31,766,979         7,858,622

Net increase (decrease) in cash and cash equivalents                  (9,238,529)        9,263,602         3,344,958
Cash and cash equivalents at beginning of period                      13,034,491         3,770,889           425,931
                                                                     -----------------------------------------------
Cash and cash equivalents at end of period                           $ 3,795,962       $13,034,491       $ 3,770,889
                                                                     ===============================================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period
for:
     Interest                                                        $    54,352       $    50,597       $    56,406
                                                                     ===============================================
     Income taxes                                                    $    43,727       $    24,500       $   481,666
                                                                     ===============================================

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES
Equipment financed by capital lease                                  $        --       $   727,000       $        --
                                                                     ===============================================
Purchase of developed software through forgiveness of receivable     $        --       $   286,000       $        --
                                                                     ===============================================
Stock subscription receivable from sale of common stock              $         -       $        --       $   118,280
                                                                     ===============================================
Investment in common stock through cancellation of prepaid
   royalties                                                         $   650,000       $        --       $        --
                                                                     ===============================================

See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Phoenix International Ltd., Inc. (the "Company"), formed on January 11, 1993, designs, develops, markets and supports highly adaptable, enterprise-wide client/server application software for the financial services industry, with a primary focus on middle market financial institutions.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and the following wholly-owned subsidiaries: Phoenix International A.P. Limited in New Zealand, Phoenix EMEA Limited in the United Kingdom, Phoenix International (Australia) Pty. Limited (incorporated in November 1998, with no material operations in 1998) and Phoenix FSC Inc., a company domiciled in the U.S. Virgin Islands. All significant intercompany balances and transactions have been eliminated.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

Net Income Per Share
The following table sets forth the computation of basic and diluted net income per share:

                                                                   1998            1997            1996
                                                                 ------------------------------------------
         Numerator - net income available
              to common shareholders                             $2,431,011      $3,040,516      $2,218,294
                                                                 ==========================================

         Denominator for basic net income per share
              - weighted average shares outstanding               8,378,784       6,698,317       5,110,173

         Effect of dilutive securities -
              employee stock options                                486,998         631,066         462,507
                                                                 ------------------------------------------

         Denominator for diluted net income per
              share - adjusted weighted average shares
              outstanding and assumed conversion
              of dilutive securities                              8,865,782       7,329,383       5,572,680
                                                                 ==========================================

         Net income per share - basic                            $     0.29      $     0.45      $     0.43
                                                                 ==========================================

         Net income per share - diluted                          $     0.27      $     0.41      $     0.40
                                                                 ==========================================

Revenue Recognition
During 1996 and 1997 the Company recognized revenues in accordance with AICPA Statement of Position 91-1 ("SOP 91-1"), Software Revenue Recognition. During 1998 the Company recognized revenues in accordance with AICPA SOP 97-2, Software Revenue Recognition, amended by SOP 98-4, Deferral of the Effective Date of SOP 97-2, Software Revenue Recognition. Revenue is derived principally from the licensing of internally produced software and implementation and support services. Software license fees revenue is recognized when management has determined that the software is functional without significant modification for the customer's purposes, service and other software elements to be delivered in the future are not essential to the functioning of the software for the customer's purposes, terms of the software agreement are complete and fees are fixed and determinable. If a software license agreement contains significant production, modification or customization, then contract accounting is applied to the entire agreement. Implementation service revenue is recognized as earned over the service period. When the Company receives payment in advance of delivering a product or providing implementation services, revenue recognition is deferred until earned. Support services are billed in advance, and revenue is recognized over the related service period.

Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 1998 includes $95,000 received from a government municipality under a job growth incentive economic development agreement. This amount was earned during 1998, and therefore is no longer restricted.

Property and Equipment
Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally three to five years for computer equipment and purchased software and four to seven years for furniture and office equipment). Depreciation expense was $1,252,066, $525,488 and $255,302 for 1998, 1997 and 1996, respectively. Leasehold improvements are amortized over the related lease term. Property and equipment includes $787,281 of furniture purchased under a capital lease, with accumulated depreciation of $196,820 at December 31, 1998.

Capitalized Software Development Costs
The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Costs incurred internally to develop a computer software product are charged to product development expense when incurred until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized and recorded at the lower of unamortized cost or net realizable value. Capitalization ceases upon general release to customers. After general release, capitalized costs are amortized using the greater of the amount computed using: a) the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product or, b) the straight-line method over the estimated useful life of the related product (currently five years). Capitalized software costs also include purchased software costs of $761,000 at December 31, 1998, and $311,000 at December 31, 1997. Amortization of capitalized software development costs for 1998, 1997 and 1996 was $1,203,731, $632,177 and $338,925, respectively, and is included in costs of license fees and other.

Advertising Expense
Advertising costs are expensed as incurred. The Company incurred $251,946, $130,242 and $90,432, in advertising costs during 1998, 1997 and 1996, respectively.

Stock Based Compensation
The Company grants stock options generally for a fixed number of shares to certain employees with an exercise price equal to or greater than the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations and, accordingly, recognizes no compensation expense for stock option grants for which the terms are fixed. Compensation expense is recognized for increases in the estimated fair value of common stock for stock options with variable terms. In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), which provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, the Company continues to account for stock-based compensation in accordance with APB 25.

Recently Issued Accounting Standards
In June 1997 the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. SFAS 130 requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial position. The Company adopted SFAS 130 and has reported comprehensive income for 1998. No comprehensive income is reported for prior years as there were not any other components of comprehensive income in addition to net income.

In June 1997 the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997.

The Company aggregates all operations and locations into one reporting segment. Allocations of resources are not made based on product lines or service type, revenues or geographic venues; however, the Company utilizes budget models for the evaluation, measurement, allocation, and projection of financial information. SFAS 131 requires that segment reporting must be disclosed if any of the Company's foreign entities are 10% or greater of the combined reported revenues, profit or loss, or assets test. The Company's four subsidiaries do not meet this test for 1998. These entities, Phoenix International A.P. Limited, a company domiciled in New Zealand, Phoenix EMEA Limited, a company domiciled in the United Kingdom, Phoenix FSC Inc., a company domiciled in the U.S. Virgin Islands, and Phoenix International (Australia) Pty. Limited, a company domiciled in Australia, do not provide a distinct product or service, serve a distinct type of customer or customer class, or use different methods to distribute products or services than their parent company, Phoenix International Ltd., Inc., located in the United States. These entities are located in distinct geographic locations, however, the parent supports all sales, products and services.

The AICPA issued Statement of Position 98-9, Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions. SOP 98-9, which amends SOP 98-4, Deferral of the Effective Date of a Provision of SOP 97-2, extends the deferral of the application of certain passages of SOP 97-2 through fiscal years beginning on or before March 15, 1999. SOP 98-9 requires the recognition of revenue using the "residual method" when valuing certain elements of software agreements when vendor specific objective evidence ("VSOE") does not exist. The Company will adopt SOP 98-9 in the first quarter of fiscal year 1999. Management does not expect there to be a material impact from the adoption of this SOP.

In March 1998, SOP 98-2, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, was issued. The SOP provides guidance that requires capitalization of certain costs incurred during an internal-use software development project. SOP 98-2 is effective as of January 1, 1999 for the Company. Management does not expect there to be a material impact from the adoption of SOP 98-2.

Reclassifications
Certain amounts within the 1997 and 1996 financial statements have been reclassified to conform to the 1998 presentation.

2.   FINANCIAL INSTRUMENTS
Concentrations of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, investments and trade accounts receivable.

The Company's cash and cash equivalents at December 31, 1998 are deposited principally in a single financial institution.

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

Investments
The Company's short and long term investments are deposited principally in a single financial institution and consist of United States Treasury bills and United States Treasury notes with maturities of less than three years (for which interest rate risk is not considered material). Investments are classified as available-for-sale and are carried at market value.


3.   LEASE COMMITMENTS
The Company leases furniture under a capital lease. The Company also leases office space and equipment under noncancellable operating leases. Total rent expense for all operating leases was $1,382,926, $701,617 and $320,526 in 1998, 1997 and 1996, respectively. Future minimum lease payments under capital leases and aggregate noncancellable operating leases with terms of one year or more consisted of the following at December 31, 1998:

                                                                        CAPITAL           OPERATING
                                                                         LEASES             LEASES
                                                                         ------             ------
     Years ending December 31,
         1999                                                           $180,552          $ 1,619,612
         2000                                                            180,552            1,714,834
         2001                                                            180,552            1,676,647
         2002                                                             30,092            1,690,199
         2003                                                                  -            1,718,688
         Thereafter                                                            -            5,391,577
                                                                        --------          -----------
                                                                         571,748          $13,811,557
                                                                                          ===========
         Amounts representing interest                                    72,398
                                                                        --------
         Net minimum lease payments                                     $499,350
                                                                        ========

4.        ACQUISITION
In May 1997, the Company completed the acquisition of Hampton Resources Limited, a New Zealand corporation and its subsidiaries, Priority Solutions Ltd. and Priority Solutions International, Ltd. (collectively "Priority Solutions") in exchange for 115,140 shares of Phoenix common stock. Priority Solutions was merged into Phoenix's wholly-owned subsidiary, Phoenix International A.P. Limited, a company domiciled in New Zealand ("Phoenix International A.P. Limited"). Phoenix International A.P. Limited is a provider of international banking software products and services.

The Phoenix International A.P. Limited acquisition has been accounted for as a pooling of interests. The company believes that the historical results of operations and other financial information of Priority Solutions are not material in relation to the Company's results of operations and other financial information. The Company has not, therefore, restated its historical financial statements but has included the results of Phoenix International A.P. Limited's ongoing operations in the Company's financial statements, effective April 1, 1997.


5.       CAPITALIZATION
In May 1996, the Board of Directors approved a 2.3231-for-one share split of the Company's capital stock (classes A through E) effective May 6, 1996, and the Company amended its articles of incorporation to reduce the par value of each of the shares of the Company's capital stock (Classes A through E) in accordance with the stock split. All share and per share amounts related to common stock have been retroactively restated to reflect the stock split.

On July 1, 1996, the Company's registration statement relating to its initial public offering of 1,005,000 shares of common stock was declared effective by the Securities and Exchange Commission. On July 8, 1996, the Company completed the initial public offering, issued the common stock and received net proceeds of approximately $6.4 million (after deducting underwriting discounts of $0.6 million and offering costs of $1.1 million). On July 8, 1996, the Company received approximately $1,319,000 plus accrued interest of approximately $159,000 for payment of stock subscriptions receivable due from its Chief Executive Officer out of proceeds of shares sold by the Chief Executive Officer in the initial public offering.

In July 1996, the Company filed amended and restated articles of incorporation authorizing 20,000,000 shares of common stock, par value $0.01 per share, and all outstanding shares of the Company's capital stock (classes A through E common stock) converted into common stock, on a share for share basis, as approved on June 12, 1996 by the shareholders of the Company. This recapitalization did not change total shareholders' equity (deficit).

In May 1997, the shareholders approved an amendment to the Company's articles of incorporation increasing the number of shares of common stock authorized for issuance to 50,000,000.

In August 1997, the Company completed a secondary public offering of its common stock. The Company issued 2,211,000 shares of common stock, including the underwriter's over-allotment option, at a price of $15.67 per share. The proceeds to the Company from the offering, net of underwriting discounts and offering expenses, were approximately $31.5 million.

In May 1998, the Company effected a three-for-two stock split in the form of a 50% stock dividend, distributed on May 18, 1998 to shareholders of record on May 11, 1998. Accordingly, all share and per share amounts have been adjusted to reflect this split.

The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share. The terms of preferred stock have not been designated and no shares have been issued.

6.       STOCK OPTIONS
The Company has various stock option plans which authorize the Company's Board of Directors to grant employees, officers and directors qualified and non-qualified options to purchase shares of the Company's common stock. Stock options are generally granted at exercise prices at or above the fair market value at the date of the grant.

Stock option plans effective as of December 31, 1998 are the March 1995 Plan, the October 1995 Plan and the 1996 Director Plan. Up to 780,000 shares of the Company's common stock may be issued pursuant to options granted under the March 1995 Plan; however, the Board does not intend to issue any further shares under the March 1995 Plan. The October 1995 Plan authorizes the grant of options to purchase up to 1,050,000 shares of the Company's Common Stock and the 1996 Director Plan authorizes the grant of options to purchase up to 225,000 shares of Common Stock. Stock options granted under the October 1995 plan have varying vesting schedules but typically vest over a three to five year period from the date of grant and incentive stock options expire within ten years from the date of grant. Stock options granted under the 1996 Director Plan are non-qualified, have a term of five years and may be exercised after the six month anniversary from the date of grant.

At December 31, 1998, the Company had 63,927, 107,817 and 30,500 shares available for future grant under the March 1995 Plan, October 1995 Plan and 1996 Director Plan, respectively. The Company has reserved 1,711,916 shares of common stock for issuance upon exercise of options and warrants to purchase common stock.

The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options rather than the alternative fair value accounting provided for under SFAS 123. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro forma information regarding net income and net income per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rates of 5.18%, 6.24% and 6.33%; no dividend yield; weighted average volatility factors of the expected market price of the Company's common stock of 0.54, 0.49 and 0.13; and a weighted average expected life of the option of 2.80, 3.97 and 3.50 years. The weighted average fair value of options granted during the years ended December 31, 1998, 1997 and 1996 were $5.21, $8.86 and $2.94, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma information follows:

                                                                  1998               1997                1996
----------------------------------------------------------------------------------------------------------------
Pro forma net income                                           $1,202,673         $1,929,129          $1,815,606
Pro forma net income per share - basic                         $     0.14         $     0.29          $     0.36
Pro forma net income per share - diluted                       $     0.14         $     0.27          $     0.33

A summary of the Company's option activity and related information follows:

                                                               Weighted
                                                               Average
                                                               Exercise
                                                 Options        Price
                                                 -------        -----
         Outstanding at December 31, 1995         911,286       $ 2.45
             Granted                              388,397       $ 7.49
             Exercised                           (266,609)      $ 1.33
             Cancelled                            (46,044)      $ 2.98
                                                ---------
         Outstanding at December 31, 1996         987,030       $ 4.71
             Granted                              408,450       $13.97
             Exercised                            (68,622)      $ 3.47
             Cancelled                            (11,343)      $ 4.10
                                                ---------
         Outstanding at December 31, 1997       1,315,515       $ 7.66
             Granted                              639,457       $14.04
             Exercised                           (345,506)      $ 4.15
             Cancelled                           (128,294)      $ 9.65
                                                ---------
         Outstanding at December 31, 1998       1,481,172       $11.06
                                                =========

Exercise prices for options outstanding as of December 31, 1998 range from $2.86 to $19.67 per share. There were 774,383 options exercisable at a weighted average exercise price of $6.72 at December 31, 1997, and 439,026 options exercisable at December 31, 1996 at a weighted average exercise price of $6.02. The following table sets forth by groups of option exercise price ranges, the number of shares, weighted average exercise price, and weighted average remaining contractual life of options outstanding, and the number and weighted average exercise price of options currently exercisable as of December 31, 1998.

                                              OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                   -----------------------------------------       -----------------------
                                                    WEIGHTED
                                                     AVERAGE        WEIGHTED                      WEIGHTED
                                                    REMAINING        AVERAGE                       AVERAGE
              RANGE OF              NUMBER OF      CONTRACTUAL      EXERCISE       NUMBER OF      EXERCISE
          EXERCISE PRICES            SHARES        LIFE (YEARS)      PRICE           SHARES         PRICE
          $ 2.86 - $ 8.83            508,647          6.04           $ 5.33         385,195        $ 5.09
          $ 9.83 - $14.08            730,275          8.33           $12.79         293,149        $13.35
          $15.00 - $19.67            242,250          7.03           $17.87         111,750        $18.23
          ---------------          ---------          ----           ------         -------        ------
          $ 2.86 - $19.67          1,481,172          7.33           $11.06         790,094        $10.02

The Company issued warrants to purchase up to 28,500 shares of common stock at an exercise price of $9.60 per share to the underwriters of its 1996 initial public offering pursuant to the underwriting agreement. The warrants are exercisable from July 1997 to July 2001.

7.       RELATED PARTY TRANSACTIONS AND OTHER LONG-TERM ASSETS
In March 1997, the Company entered into a Stock Purchase Agreement with Dyad Corporation ("Dyad") whereby the Company purchased 4% of the equity in Dyad. Pursuant to the Company's agreement with Dyad, the Company exercised an option in September 1997 to increase its equity interest in Dyad to 8%. The total amount of this investment was $850,000 at December 31, 1997. In addition, the Company and Dyad entered into a License and Distribution Agreement whereby the Company obtained certain rights to market, sell and license Dyad's products. The Company has paid Dyad license fees of $650,000 which were classified as prepaid royalties against future sales of Dyad products. The parties entered into an agreement as of September 30, 1998, to convert such prepaid license fees into shares of Dyad Common stock which increased the Company's equity interest in Dyad to 11%. The total investment in Dyad Corporation was $1.5 million as of December 31, 1998. Dyad is developing automated loan, mortgage and financial services delivery products. The Company's Chief Executive Officer is a director of Dyad and another shareholder and director of the Company is also a director and shareholder of Dyad.

In December 1998, the Company entered into a service agreement and a marketing agent agreement with Towne Services, Inc. ("Towne"). The marketing agent agreement allows the Company exclusive marketing and distribution rights, in various regions of the world, of a Towne software product. The agreement is effective for fiscal 1999 and the Company will pay $485,000 for this right. The Company's Chief Executive Officer is also a director of Towne and another shareholder and director of the Company is a shareholder and director of Towne.

In September 1997, the Company entered into a software license and cooperative marketing agreement with Servers On-Line ("Servers"). The company recognized $181,500 in revenues during 1998 from Servers. In addition, in May 1998, the Company entered into a stock purchase agreement with Servers whereby the Company paid $300,000 for an interest representing 19.7% of the common equity of Servers at December 31, 1998. This transaction has been recorded under the "cost" method of investments and is included within other assets for 1998.

In July 1996, following the Company's initial public offering, the Company repaid a promissory note of $35,203 and accrued interest to the Chief Executive Officer of the Company and the Company received payment of stock subscription receivables of $1,318,524 related to the issuance of 206,222 shares of Class E non-voting common stock and accrued interest out of proceeds of shares sold by the Chief Executive Officer in the initial public offering.

To encourage certain bank shareholders' initial investment in the Company, the Company offered a discount, equal to the shareholders' initial investment, to be applied toward the license fee if and when the shareholders licensed the Phoenix System for use in their normal course of operations. Discounts offered since inception total $896,250. Discounts of $41,250, $0 and $450,000 were used in 1998, 1997 and 1996. License fee revenue of $13,750, $480,185 and $744,900, net of discounts used, was recorded in 1998, 1997 and 1996, respectively, under license agreements with shareholder banks. Implementation support revenues, and other services of $121,875, $635,879 and $1,060,000 recorded in 1998, 1997 and
1996, respectively, were from shareholder banks.

8.       INCOME TAXES
Significant components of the provision for income taxes are as follows for the years ended December 31.

                                                      1998                 1997                 1996
----------------------------------------------------------------------------------------------------
Current foreign tax expense                     $  348,265             $390,194             $ 90,897
Deferred foreign tax expense (benefit)                   -                    -              390,769
Deferred domestic tax expense                      960,741              530,298                    -
                                                ----------------------------------------------------
Total tax expense                               $1,309,006             $920,492             $481,666
                                                ====================================================

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liabilities at December 31, 1998 and 1997 are as follows:

                                                        December 31,      December 31,
                                                           1998              1997
--------------------------------------------------------------------------------------
Deferred income tax liabilities:
     Tax over book depreciation                         $   (94,158)      $   (60,018)
     Capitalized software                                (3,375,320)       (1,668,901)
     Deferred revenue                                            --          (299,573)
     Unrealized gains                                      (128,000)               --
     Other                                                 (108,345)               --
                                                        -----------       -----------
              Total tax liabilities                      (3,705,823)       (2,028,492)
Deferred income tax assets:
     Amortization of capitalized software                   887,884           419,919
     Alternative minimum tax credit                          50,593            20,439
     Research and development credit carryforwards          903,063           503,522
     Allowance for doubtful accounts                        149,123            56,405
     Net operating loss carryforwards                     2,488,980         1,921,793
     Other                                                  145,439            26,414
                                                        -----------       -----------
              Total tax assets                            4,625,082         2,948,492
                                                        -----------       -----------

Net deferred income tax assets                          $   919,259       $   920,000
                                                        ===========       ===========

The reconciliation of income tax computed at U.S. Federal statutory tax rates to income tax expense is:

                                      1998              1997              1996
---------------------------------------------------------------------------------
Tax at U.S. statutory rates        $1,271,606        $1,346,743        $  944,986
Foreign taxes                         197,485           241,377            90,897
State taxes                           183,266           194,089           105,298
Tax credits                          (409,319)          411,939          (310,127)
Restricted stock compensation              --         1,042,119        (1,078,362)
Other                                  65,968            93,892           (17,561)
Change in valuation allowance              --        (2,409,667)          746,535
                                   ----------------------------------------------
     Total tax expense             $1,309,006        $  920,492        $  481,666
                                   ==============================================

At December 31, 1998, the Company had net operating loss carryforwards of approximately $6,398,000 for federal income tax purposes that expire in the years 2009 through 2012. The Company also has research and development tax credit carryforwards of approximately $900,000 that expire in years 2008 through 2013. The valuation allowance was decreased from approximately $2,400,000 to zero in 1997 as management determined that it is more likely than not that the majority of the deferred tax assets will be realized.

9.       EMPLOYEE BENEFIT PLANS
The Company maintains a 401(k) plan that covers substantially all employees. The Company may, at its discretion, contribute by matching employee deferrals. Defined contributions are limited to the maximum amount deductible under the Internal Revenue Code. The Company did not make contributions to the plan in 1998, 1997 or 1996. The Company has a profit sharing plan with discretionary contributions by the Company covering substantially all employees. Charges to income for the profit sharing plan, as determined by the Board of Directors, were $80,000 in 1996. The Company did not make contributions to the profit sharing plan in 1998 or 1997.

The Company established an employee stock purchase plan, effective July 1, 1998, that covers substantially all employees. Eligible employees may purchase the Common Stock of the Company at a discount to market value at established dates. The Company has reserved 150,000 shares of Common Stock of the Company for issuance under this plan. The plan is designed as a non-compensatory plan under
Section 423 of the Internal Revenue Code. Payroll deductions are used to purchase the Company's Common Stock. These deductions totaled approximately $75,000 as of December 31, 1998.

10.      EMPLOYMENT AGREEMENTS
The Company has entered into employment agreements with its senior executives. Certain agreements commit the Company to various obligations if the employee is terminated without cause or if there is a change in the control of the Company. The major obligations are for salaries and bonus, healthcare premiums and the vesting of previously granted stock options.

11.      MAJOR CUSTOMERS AND EXPORT SALES
Sales to major customers, as a percentage of total revenues, are as follows:


                                                      1998          1997             1996
--------------------------------------------------------------------------------------------
                  Customer A                           --            11%              16%
                  Customer B                           --            --               16%
                  Customer C                           11%           --               --

Export sales from the United States, as a percentage of total revenues, were 63% in 1998, of which 40% represents sales to Europe, Africa and the Middle East, 17% was to the Pacific Rim and 6% was to Latin America. Export sales from the United States, as a percentage of total revenues, were 49% in 1997, of which 17% represents sales to Latin and South America, 7% was to the Pacific Rim and 25% was to Europe, Africa and the Middle East. Export sales from the United States, as a percentage of total revenues, were 53% in 1996, of which 42% represents sales to Latin and South America and 7% was to the Pacific Rim and 4% was to Europe, Africa and the Middle East.

12.      QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      Three months ended
                                         ------------------------------------------------------------------------------
                                         March 31, 1998       June 30, 1998    September 30, 1998     December 31, 1998
-----------------------------------------------------------------------------------------------------------------------
1998
Revenues                                   $4,598,444           $5,666,703         $8,002,479         $7,670,582
Gross profit                               $2,831,554           $3,732,554         $5,574,276         $5,749,438
Operating income (loss)                    $ (381,856)          $  361,327         $1,251,261         $  785,673
Net income                                 $   35,124           $  497,665         $1,116,285         $  781,937
Net income per share - basic (1)           $     0.00           $     0.06         $     0.13         $     0.09
Net income per share - diluted (2)         $     0.00           $     0.06         $     0.13         $     0.09
Weighted average shares
     outstanding - basic                    8,231,703            8,366,344          8,422,974          8,494,114
Weighted average shares
     outstanding - diluted                  8,725,621            8,928,034          8,874,710          8,934,755

                                                                   Three months ended
                                         ---------------------------------------------------------------------------
                                         March 31, 1997     June 30, 1997    September 30, 1997    December 31, 1997
--------------------------------------------------------------------------------------------------------------------
1997
Revenues                                   $3,713,724         $4,706,108         $ 3,354,710          $6,068,492
Gross profit                               $2,662,354         $3,247,352         $ 1,906,184          $4,545,555
Operating income (loss)                    $1,111,610         $  856,953         $  (312,324)         $1,423,813
Net income                                 $1,013,296         $  763,674         $     9,971          $1,253,575
Net income per share - basic               $     0.17         $     0.13         $      0.00          $     0.15
Net income per share - diluted (2)         $     0.16         $     0.12         $      0.00          $     0.14
Weighted average shares
     outstanding - basic                    5,773,046          5,917,110           6,950,588           8,152,524
Weighted average shares
     outstanding - diluted                  6,429,960          6,568,083           7,647,260           8,672,229

                                                                  Three months ended
                                         ------------------------------------------------------------------------------
                                         March 31, 1996      June 30, 1996    September 30, 1996   December 31, 1996(3)
-----------------------------------------------------------------------------------------------------------------------
1996
Revenues                                   $1,781,330         $2,101,707         $2,885,180         $3,637,300
Gross profit                               $1,193,105         $1,454,133         $2,093,132         $2,718,430
Operating income                           $  266,960         $  397,298         $  746,527         $1,087,100
Net income                                 $  141,526         $  351,450         $  558,567         $1,166,751
Net income per share - basic (1)           $     0.03         $     0.08         $     0.10         $     0.20
Net income per share - diluted (2)         $     0.03         $     0.07         $     0.09         $     0.18
Weighted average shares
    outstanding - basic                     4,500,111          4,530,182          5,661,155          5,749,181
Weighted average shares
    outstanding - diluted                   4,674,308          5,078,909          6,175,302          6,347,804

(1) Due to rounding of quarterly calculations varying from rounding of year to date information, the sum of basic net income per share for the four quarters does not equal basic net income per share for the year.
(2) Due to the calculation of weighted average shares outstanding for the year as the average of quarterly weighted average shares outstanding, the sum of diluted net income per share for the four quarters does not equal diluted net income per share for the year.
(3) License fees and other revenue was $2.6 million for the quarter ended December 31, 1996 which included $1.55 million to a single reseller under a distribution license agreement.

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Shareholders
Phoenix International Ltd., Inc.


We have audited the accompanying consolidated balance sheets of Phoenix International Ltd., Inc. as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity (deficit) and cash flows for each of the three years in the period ending December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phoenix International Ltd., Inc. at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ending December 31, 1998 in conformity with generally accepted accounting principles.


                                          /s/ ERNST & YOUNG LLP

Atlanta, Georgia
February 3, 1999

Board of Directors                                    Officers
------------------                                    --------
Bahram Yusefzadeh (1)(3)                              Bahram Yusefzadeh
Chairman of the Board                                 Chairman of the Board and Chief Executive Officer
and Chief Executive Officer
                                                      Raju M. Shivdasani
Raju M. Shivdasani                                    President and Chief Operating Officer
President and Chief Operating Officer
                                                      Theodore C. Burns
Ruann F. Ernst (1)(3)                                 Senior Vice President and
President and Chief Executive Officer,                Chief Financial Officer
Digital Island, Inc.
                                                      Daniel P. Baker
Ronald E. Fenton(2)(3)                                Senior Vice President,
Chairman of the Board,                                Research and Development
F&M Bank - Iowa Central
                                                      Harold C. Boughton
William C. Hess(2)                                    Senior Vice President,
President, Iowa Savings Bank                          USA Business Development

James C. Holly(1)                                     Barbara A. Brescia
President and Chief Executive Officer,                Senior Vice President,
Bank of the Sierra                                    Human Resources

Paul A. Jones(1)                                      Brian J. Morgan
President and Chief Executive Officer,                Senior Vice President,
Glenview State Bank                                   International Business Development

J. Michael Murphy (3)                                 Jocelyn C. Ruggiero
Division President,                                   Senior Vice President,
Palex, Inc.                                           Implementation Services

Glenn W. Sturm(2)                                     John F. Winstanley
Partner, Nelson Mullins Riley &                       Senior Vice President,
Scarborough, L.L.P.                                   Strategic Operations

O. Jay Tomson(2)
Chairman and Chief Executive Officer,
First Citizens National Bank

(1) Member of Compensation and
    Stock Option Committee
    Mr. Yusefzadeh is a non-voting member
(2) Member of Audit Committee
(3) Member of Executive Committee

FORM 10-K INVESTOR CONTACT
A copy of the Company's Annual Report on Form 10-K for 1998 (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Investor Relations, at the Company's corporate office.

ANNUAL SHAREHOLDERS' MEETING
The annual meeting of shareholders will be held on Friday, May 7, 1999, at 9:00 a.m. local time at the Company's corporate office.


COMMON STOCK AND DIVIDEND INFORMATION
The Company's common stock trades on the Nasdaq Stock Market under the symbol PHXX. As of March 15, 1999, Phoenix International Ltd., Inc. had approximately 2,640 beneficial holders of its common stock. Of that total, approximately 126 were shareholders of record. To date, the Company has not paid cash dividends on its common stock. The Company currently intends to retain earnings to support operations and finance expansion and therefore does not anticipate paying cash dividends in the foreseeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq during the last two fiscal years of the Company, as adjusted to reflect the Company's three for two stock split, effective May 18, 1998.

                                  STOCK PRICE
                                 HIGH      LOW
1997
First Quarter                   $17.83   $11.33
Second Quarter                   16.67    12.67
Third Quarter                    17.25    13.50
Fourth Quarter                   16.67     8.66

                                 HIGH      LOW
1998
First Quarter                   $16.00   $10.92
Second Quarter                   20.83    14.75
Third Quarter                    19.69    13.38
Fourth Quarter                   18.81    14.25


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