Form 10-K, Exhibit 13
period 1999-12-31
PHOENIX INTERNATIONAL LTD INC
filed 2000-03-30
CIK 1013687

                                                                    EXHIBIT 13.1


                    PHOENIX INTERNATIONAL 1999 ANNUAL REPORT

                              PHOENIX INTERNATIONAL



                                Table of Contents


Company Profile                                                             1

Letter to Shareholders                                                      2

Selected Financial and Operating Data                                       8

Management's Discussion and Analysis                                        9

Consolidated Balance Sheets                                                16

Consolidated Statements of Operations                                      17

Consolidated Statements of Shareholders' Equity

Consolidated Statements of Cash Flows                                      19

Notes to Consolidated Financial Statements                                 20

Report of Independent Auditors                                             31

Officers and Directors                                                     32

Corporate Information                                       Inside Back Cover

                                                           PHOENIX INTERNATIONAL

Company Profile

Phoenix International, based in Orlando, Florida, is a leading provider of installed client/server core banking and e-commerce solutions for the financial services industry. Phoenix's flagship product is the Phoenix System, a powerful and flexible client/server-based system designed to allow financial institutions to better serve their customers and meet their business and financial objectives. Among Phoenix's complementary product offerings are: Phoenix Intranet, a rapid intranet development tool; Phoenix Web Services, which include website development, maintenance, and hosting; and Phoenix Internet Banking, an integrated online and real-time Internet banking application. Phoenix also offers the use of the Phoenix System in an outsourced service bureau environment through its newly acquired application service centers. In addition, Phoenix offers clients a full complement of professional and systems integration services.

The common stock of Phoenix International is traded on The Nasdaq National Market under the symbol PHXX.



[MAP of the world showing locations of operations of Phoenix with the following sentence printed below it:]



The Phoenix System has been licensed by over 90 institutions in 29 states in the United States, and by over 50 institutions in 24 other countries.

PHOENIX INTERNATIONAL


To our shareholders:

1999 was a challenging year for Phoenix International. We had many operating successes in 1999 that will shape our company in 2000 and beyond. While our financial results did not meet our expectations, we believe our fundamental business strategy is sound and we intend to build upon our solid foundation and advance our position as a leader in installed client/server-based core processing solutions for the financial services industry. Our goal for 2000 is to return the company to higher growth levels and earnings performance and to meet our primary objective as a public company - to build value for our shareholders. This Annual Report, while communicating last year's results, will also focus on Phoenix's underlying strengths and our future market potential.

The past year was difficult for providers of core software solutions for financial institutions, including Phoenix. For most of 1999, new technology purchase decisions were put on hold while banks addressed Year 2000 issues. Even though the Phoenix System is Year 2000 compliant, conservative regulatory and management policies regarding system changes prevented many potential United States customers from changing their core banking systems prior to the year 2000. We witnessed similar conservative behavior by financial institutions in many of the foreign markets in which we do business. While frustrating, we believed that this situation would be temporary and remained focused on our core strategy and on building our infrastructure for the future. With 1999 behind us, we are optimistic that sales of core application software will return to more normal levels in 2000, and that Phoenix will be prepared to capitalize on the opportunities before us. We have witnessed some positive indications in our sales pipelines and we are encouraged about our prospects. In addition, our backlog, or contracted but unrecognized revenue, increased last year, with $39.9 million recorded at the end of 1999 compared with $35.9 million at the end of the 1998.

During the past several years, the Internet has and will continue to significantly alter the financial services landscape as it has in most every other industry. It has ushered in a historic shift in the way we work, the way we communicate, and the way we transact business. More specifically, Internet technologies have empowered consumers to demand faster and more convenient delivery channels for goods and services, including financial services. Simply put, financial institutions have to change the way they do business to remain competitive. In today's world, managing a financial institution means managing technology. Now, more than ever, financial institutions need the right technology to be competitive and those who have put off technology investments need to catch up. As a result, we believe there will be an increase in the demand for new technology and we believe that Phoenix is well-positioned to meet this demand.

                                                           PHOENIX INTERNATIONAL


Investing for the Future

Throughout 1999, we continued to invest in Phoenix and in our products. We stayed in touch with our clients and prospects in order to understand their needs and enable us to better serve them. Our strategy has been to continue to invest in the future to ensure our clients are positioned to take advantage of future market opportunities and maximize their technology investments. Over the past year, we continued to invest heavily in our infrastructure - from enhancing our implementation and training capabilities to strengthening our commitment to research and development for future products to improving our quality assurance programs. We believe these initiatives send a message to the market about the value of our technology and our commitment to the future of Phoenix.

Commitment to Our Customers

We entered 2000 with over 140 financial institutions around the world that have been licensed to operate the Phoenix System. In 1999, we completed a record 37 implementations, a significant increase over the 25 banks converted in 1998. We believe this demonstrates the strength of our operations and our ability to support a growing client base. One of the key factors that enabled us to reach this milestone was our initiative to expand our implementation and training capacity and improve client satisfaction levels. In 1999 we focused on expanding the depth and breadth of our implementation staff, developed cross-training programs, and enhanced our pre- and post- conversion training efforts. Inherent in this strategic initiative is our philosophy to approach every client relationship as an alliance. Further evidence of the success of this strategic initiative was the positive feedback we received from our clients about our products and services at our annual PHOCUS users conference in Orlando. Our commitment to offer advanced technology and enhance the long-term value of the Phoenix System is an essential component of our operating strategy, and we are confident that our products and services will continue to receive favorable recognition in the global marketplace.

Maintaining Technology Leadership

From our inception, our goal has always been to offer the best technology solutions to our clients. As we enter 2000 our commitment to leverage the strength of the Phoenix System by maintaining our technology leadership is as strong as ever. More importantly, an integral part of our business strategy is to continue to drive the evolution of our products to meet the technology requirements of our clients. At Phoenix, we are mindful of our client's needs to offer their customers the latest products and services. As such, we have continued to expand


               Our strategy has been to continue to invest in the
               future to ensure our clients are positioned to take
                  advantage of future market opportunities and
                     maximize their technology investments.

PHOENIX INTERNATIONAL

                 Our commitment to offer advanced technology and
              enhance the long-term value of the Phoenix System is an essential component of our operating strategy, and we are confident that our products and services will
             continue to receive favorable recognition in the global
                                  marketplace.

our efforts to bring clients the latest technological innovations that are revolutionizing the banking industry. In 1999 we released new versions of the Phoenix System, one for our United States clients and a separate version for our international clients. In addition, we delivered enhanced versions of our trade finance product to international clients in seven countries. In the United States, we completed an enhanced version of our Internet banking product, which has been licensed to over 40 institutions worldwide, and we believe that the demand for this product will accelerate in 2000. In addition, we are currently developing additional product enhancements that are slated for release in 2000.

Global Market Opportunities

Phoenix extended its geographic reach in 1999 as financial institutions in the United States and around the globe embraced our technology. In the United States the Phoenix System has been licensed by over 90 institutions in 29 states, ranging in size from start up, or "de novo," banks to large and established financial institutions, confirming the flexibility and scalability of our product. In 1999 we entered a number of new international markets including Jamaica, Saudi Arabia, the Philippines, and Namibia, further strengthening our position as a global provider of client/server-based core banking solutions. At the end of 1999, the Phoenix System was licensed to over 50 institutions located in 24 countries outside the United States. We continue to focus on identifying opportunities in new markets to replace the aging "legacy" software systems still in use by many international financial institutions. We believe the Phoenix System offers the functionality and performance value banks need to be competitive in today's global marketplace.

As a result of a strategic alliance with Data Action and Siemens Business Services, we made significant inroads into the Australian credit union marketplace in 1999. To further support this effort, we established a new, full-scale application development center in Sydney, Australia, designed to serve the technology needs that are unique to the Asia-Pacific financial marketplace. The Sydney center replicates our United States development center model and is fully staffed with software designers, developers, documentation specialists, and quality assurance professionals responsible for developing new products and services for the region, ensuring the

                                                           PHOENIX INTERNATIONAL


quality of our international code line, and providing a full range of regional client care services. We believe there is a tremendous opportunity in this important region to offer the Phoenix System to a new segment of the global financial services market. We will continue to focus on offering financial institutions in the United States and around the world what we believe to be the right solution to meet their changing technology needs.

e-Commerce Initiatives

One of our most exciting new initiatives is our e-commerce strategy, which we believe will be an important driver of our future performance. Because of the architectural strengths of our technology platform, the Phoenix System already provides financial institutions with the foundation to facilitate e-commerce and other advanced service delivery solutions such as Internet banking. Financial institutions can leverage the flexibility of our open architecture and fully integrated, customer-centric design to take advantage of enhanced product choices and convenient delivery channels. In 1999, Phoenix also began offering Intranet development services to empower the bank's desktop and serve as an important internal communications tool. We introduced web development and hosting services for financial institutions that want to create a transactional website and establish an Internet presence. By utilizing Phoenix's Internet banking product, which is fully integrated with our core system, a financial institution can offer customers on-line, real-time Internet banking services. In 2000, we intend to introduce "aggregator" services that will allow our financial institution clients to offer additional on-line services to their customers, such as insurance and brokerage services. Using these technology based, value-added services, our clients will be able to generate additional non-interest income opportunities, both an important financial objective and competitive advantage in today's financial marketplace.

Toward the end of 1999, we acquired two application service centers, or "ASCs", through which we now offer comprehensive data processing services using the Phoenix System. The ASCs allow us to bring the power and flexibility of the Phoenix System to smaller institutions and to institutions which are not interested in running their own data processing operations, a significant segment of the United States market which we had not previously addressed. We estimate that as many as 50% of United States financial institutions prefer to outsource their information technology operations rather than manage this function in-house. In addition to expanding our market, the ASC model should provide recurring revenue


                 We will continue to focus on offering financial
                institutions in the United States and around the
             world what we believe to be the right solution to meet
                        their changing technology needs.

PHOENIX INTERNATIONAL


                BUILDING STRONG RELATIONSHIPS WITH OTHER LEADING TECHNOLOGY COMPANIES AND THIRD-PARTY VENDORS HAS
                ENHANCED OUR ABILITY TO EXTEND OUR GLOBAL REACH,
             PROVIDE SUPPORT ON A LOCAL BASIS, AND DELIVER ADVANCED
                    SOLUTIONS FOR THE BENEFIT OF OUR CLIENTS.

which we believe is an important factor for our revenue model.

The opening of these ASCs in New York and Florida is an important component of Phoenix's e-commerce strategy. Under the ASC model, a financial institution will have access to the Phoenix System as well as a gateway to a wide range of e-commerce and other innovative banking solutions. With the ability to handle an institution's core account processing, ancillary services, Internet banking, and web hosting, we believe that Phoenix is uniquely positioned to offer an integrated "front-to-back" customer information management solution which we believe represents a compelling value proposition for financial institutions in today's market.

Strategic Alliances

Throughout 1999, we continued to position Phoenix for the future by strengthening our strategic alliances. Building strong relationships with other leading technology companies and third-party vendors has enhanced our ability to extend our global reach, provide support on a local basis, and deliver advanced solutions for the benefit of our clients. As part of our ongoing strategy to add value to our core banking software offerings, we entered into a strategic alliance with Financialware, Inc., a Microsoft Certified Solution Provider that develops Windows-based imaging solutions. Under this agreement, Phoenix can offer its clients a full suite of document imaging, archive, and delivery technologies.

We established another key relationship in 1999 with SunGard Recovery Services to provide Phoenix clients with an array of business and disaster recovery services, including hot sites, cold sites, disaster recovery planning and consulting, electronic vaulting, network recovery, and mobile data centers. SunGard has an outstanding reputation for successful business recovery services and we are confident that they will provide Phoenix clients with the highest level of contingency planning and recovery services to protect their information asset investments.

We have also established a relationship with GE Capital Information Technology Solutions North America, a leading provider of network consulting, acquisition, and implementation service. Pursuant to our arrangement, GE will assist our customers in the design, acquisition, establishment, and maintenance of their networks, including hardware, software and

                                                           PHOENIX INTERNATIONAL


communication systems, freeing Phoenix to focus on the delivery and implementation of its products.

We believe that these new strategic alliances, in addition to other existing alliances, serve not only to strengthen our service offering, but also send a clear message to the market that Phoenix and its products have gained favorable recognition among some of the world's leading technology providers.

Commitment to Our Vision

Phoenix is extremely fortunate to be supported by very dedicated people who have continued to support the company and our vision. Our clients, alliance partners and employees all played a pivotal role in an unusual and difficult year for Phoenix and the financial services technology industry. With their support, we faced our toughest challenges head-on with a strong conviction that we would prevail. From the leadership of our senior management team to the dedication of our staff, Phoenix employees continue to be the foundation of our confidence in our future prospects. We are grateful for their valued contributions and for the continued support of our clients and their belief in our mission and vision for the future. Finally, as a shareholder, we thank you for your investment in Phoenix and the confidence in our future that your investment represents.

Our goal for 2000 is to leverage the investments in infrastructure, products and people that we made in 1999 to help us to regain our momentum. We are committed to our mission and to growth of value for our shareholders. We will continue to focus on our objectives and strive to achieve greater results for our clients, our employees, our strategic alliance partners, and our investors.

Thank you for your ongoing support.

Sincerely,

/s/ Bahram Yusefzadeh


Bahram Yusefzadeh

Chairman and Chief Executive Officer
/s/ Raju M. Shivdasani


Raju M. Shivdasani

President and Chief Operating Officer

                                    [PHOTO]

PHOENIX INTERNATIONAL

SELECTED FINANCIAL AND OPERATING DATA

                                                                                                                     Eleven months
                                                  Year ended       Year ended         Year ended       Year ended        ended
                                                 December 31,     December 31,       December 31,      December 31,   December 31,
                                                     1999             1998               1997              1996          1995(1)
----------------------------------------------------------------------------------------------------------------------------------
STATEMENTS OF OPERATIONS

Revenues:
  License fees and other                         $  7,749,923      $ 16,034,499      $ 12,664,491      $  6,827,699    $ 3,467,547
  Implementation, customer and software
    support and other service fees                 11,901,279         9,903,709         5,178,543         3,577,848      1,556,164
                                                  --------------------------------------------------------------------------------
Total revenues                                     19,651,202        25,938,208        17,843,034        10,405,547      5,023,711

Expenses:
  Cost of license fees and other                    4,103,952         1,693,769         1,594,711           674,037        375,783
  Cost of implementation, customer and
    software support and other service fees         9,108,984         6,356,617         3,886,878         2,272,710      1,246,886
  Sales and marketing                               5,295,021         4,440,521         3,264,055         1,377,353        983,290
  General and administrative                        6,200,858         4,561,586         2,743,100         1,822,871      1,058,190
  Product development                              10,451,006         6,869,311         3,274,238         1,760,691        654,797
                                                 ---------------------------------------------------------------------------------
Total expenses                                     35,159,821        23,921,804        14,762,982         7,907,662      4,318,946

Other income (expense):
  Interest income                                   1,013,490         1,698,308           799,676           223,548        121,815
  Interest expense                                    (43,958)          (57,102)          (52,376)          (19,231)       (12,060)
  Other income (expense)                              (34,860)           82,407           133,656            (2,242)        (4,252)
                                                 ---------------------------------------------------------------------------------
Income (loss) before minority interest and
 income taxes                                     (14,573,947)        3,740,017         3,961,008         2,699,960        810,268
Minority interest                                      54,248                --                --                --             --
                                                 ---------------------------------------------------------------------------------
Income (loss) before income taxes                 (14,519,699)        3,740,017         3,961,008         2,699,960        810,268
Income tax expense                                  1,155,470         1,309,006           920,492           481,666        255,999
                                                 ---------------------------------------------------------------------------------
Net income (loss)                                $(15,675,169)     $  2,431,011      $  3,040,516      $  2,218,294    $   554,269
                                                 =================================================================================

Net income (loss) per share-basic                $      (1.84)     $       0.29      $       0.45      $       0.43    $      0.13
                                                 =================================================================================
Net income (loss) per share-diluted              $      (1.84)     $       0.27      $        .41      $       0.40    $      0.12
                                                 =================================================================================
Weighted average shares outstanding-basic           8,518,323         8,378,784         6,698,317         5,110,173      4,394,276
                                                 =================================================================================
Weighted average shares outstanding-diluted         8,518,323         8,865,782         7,329,383         5,572,680      4,543,877
                                                 =================================================================================

OTHER DATA
Total product development expenditures(2)        $ 20,506,714      $ 11,705,993      $  5,132,271      $  2,966,515      1,788,172
Total personnel(3)                                        372               368               193               124             87
Implemented customers(4)                                  101                64                39                27             12
Backlog(5)                                       $ 39,900,000      $ 35,900,000      $ 21,200,000      $  6,800,000    $ 7,300,000

                                                                                          At
                                                 ---------------------------------------------------------------------------------
                                                 December 31,      December 31,      December 31,      December 31,   December 31,
                                                     1999              1998              1997              1996           1995
----------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Current assets                                   $ 14,688,465      $ 29,605,489      $ 31,905,572      $  9,174,111    $ 1,533,053
Total assets                                       44,523,804        59,502,573        52,157,495        12,083,167      3,228,289
Current liabilities                                 9,569,354         5,515,343         4,417,543         2,309,150      3,796,391
Long-term obligations                                 472,517           357,299           595,821           190,000             --
Total shareholders' equity (deficit)               34,481,933        50,811,992        45,835,131         9,584,017       (568,102)

(1) During 1995 Phoenix changed its fiscal year end from January 31 to December
    31. Accordingly, the consolidated financial statements for the period ended December 31, 1995, include only eleven months of operations.
(2) The total of capitalized software development costs, product development expenses and purchased software.
(3) All personnel, including contract workers and part-time employees.
(4) Customers that have used a Phoenix product to support daily operations. Does not reflect mergers.
(5) Contract value of executed license and service agreements minus revenues recognized from those contracts.

See accompanying notes to consolidated financial statements.

                                                           PHOENIX INTERNATIONAL


Management's Discussion and Analysis


You should read this discussion in conjunction with our consolidated financial statements and related notes, which are included elsewhere in this Annual Report and you should read our Disclosure Regarding Forward Looking Statements beginning on page 15 of this Annual Report.

REVENUES

Our revenues are derived primarily from two sources: (1) license fees for our software products, principally the Phoenix System, and commissions and other fees from the sale of third party software and hardware products; and (2) fees for services, which include implementation services, custom programming, training, interface development for third party products, ongoing software support, and Internet/Intranet consulting services.

During 1997, we recognized revenues in accordance with AICPA Statement of Position 91-1, Software Revenue Recognition. During 1998 and 1999, we recognized revenues in accordance with Statement of Position 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants, or the "AICPA," as such statement was amended by Statements of Position 98-4 and 98-9. In accordance with Statement of Position 97-2, as amended, we recognize software license fee revenue upon execution of a contract and delivery of the software, provided that the license fee is fixed and determinable, the software is functional without significant modification, and collection is considered probable by management. If a software license agreement does not meet such requirements, then contract accounting is applied to the entire agreement.

We recognize service fee revenues as the services are performed. When we receive advance payments for services, we defer recognition of the revenue until the services are performed. We invoice support services in advance and recognize the revenue over the related service period.

Costs incurred internally to develop a computer software product are charged to product development expense when incurred until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized and recorded at the lower of cost or net realizable value. Capitalization ceases upon general release of the software to customers. After general release, capitalized costs are amortized using the straight-line method over the estimated useful life of the related product, currently five years.

MARKETS

We market the Phoenix System both in the United States and internationally. In the U.S., we have two different kinds of customers: financial institutions who license our software and operate it themselves on an "in-house" basis, and financial institutions who rely on us to host and manage the software for them through our application service centers, or "ASCs." Our in-house target market includes financial institutions with assets in the range of $100 million to $3 billion (over 4,000 institutions), and our ASC target market includes financial institutions with assets of less than $300 million (over 9,000 institutions). As these markets overlap to some extent, our total potential target market in the U.S. consists of approximately 10,000 financial institutions.

Internationally, we also have two different types of customers: retail-oriented financial institutions with up to 300 branches and/or two million accounts which use our software for all of their operations, and larger institutions which use our software only for particular divisions and/or regional operations.

We intend to pursue potential customers in all of our markets by increasing our direct and indirect distribution channels. Historically, the majority of our revenue has come from our direct sales force. We believe that in the future our revenue will increasingly come from sales made by our marketing agents, strategic partners, and other indirect sales channels, particularly in the international market. Our gross margins and the composition of our revenue and expenses will vary depending on the relative proportions of direct and indirect sales. We do not believe, however, that the difference in the margins obtained from direct and indirect sales will have a material adverse effect on our business, operating results, or financial condition.

PHOENIX INTERNATIONAL


Management's Discussion and Analysis


COMPETITION

We have experienced intense competition in our markets and expect increased competition from many sources. Many of our competitors have significantly greater resources and operating histories than we do. We intend to invest significantly in product development and other aspects of our business to stay competitive. We believe that the banking software market for financial institutions is diffuse with several barriers to entry, including costs of entry and time to market. We believe that the use of client/server technology such as the Phoenix System and the other products we offer will continue to gain market share in the financial services industry, displacing older "legacy" hardware and software systems for at least the next several years. Although client/server technology is rapidly evolving, the open architecture design of the Phoenix System allows us to adapt to and incorporate changing technologies. We intend to maintain our leadership position by integrating new technologies, adding new applications, and enhancing and increasing the functionality of our existing applications.

FLUCTUATIONS IN FINANCIAL RESULTS

Our quarterly and annual operating results have varied significantly in the past and may vary significantly in the future. Factors that may cause our future operating results to vary include, but are not limited to:

- whether adverse market conditions and other factors that hindered our sales in 1999 continue to impact our efforts;
-        the size and timing of significant orders;
-        the mix and timing of U.S. and foreign sales;
-        the mix of direct and indirect sales;
-        possible delays or other problems in new product announcements;
-        changes in our pricing policies and those of our competitors;
- possible delays or other problems in the development, implementation, and release of our products and enhancements;
- the distraction of management's time, adverse impact on sales and marketing efforts and possible increased costs due to pending litigation against the company;
-        changes in our strategy and operating expenses; and
-        increased competition and general economic factors.

Product revenues are difficult to forecast because the market for client/server application software products is evolving and affected by many different factors, including general considerations beyond our control such as the recent slowdown attributable to Year 2000 concerns. Additionally, our sales cycle varies substantially from customer to customer and can exceed 12 months in some cases. We do not believe that quarter-to-quarter comparisons of our results of operations should be relied upon as indications of our future performance.

                                                           PHOENIX INTERNATIONAL


Management's Discussion and Analysis


RESULTS OF OPERATIONS

The following table shows the percentage of total revenues represented by some of the line items in our statement of operations for the periods indicated.


                                                                              Percent of Total Revenues
                                                                    -----------------------------------------
                                                                     1999              1998              1997
-------------------------------------------------------------------------------------------------------------
Revenues:
  License fees and other                                             39.4%             61.8%             71.0%
  Implementation, customer and software support
    and other service fees                                           60.6%             38.2%             29.0%
                                                                    -----------------------------------------
    Total revenues                                                  100.0%            100.0%            100.0%

Expenses:
  Cost of license fees and other                                     20.9%              6.5%              8.8%
  Cost of implementation, customer and software
    support and other service fees                                   46.4%             24.5%             21.8%
  Sales and marketing                                                26.9%             17.1%             18.3%
  General and administrative                                         31.5%             17.6%             15.4%
  Product development                                                53.2%             26.5%             18.4%
                                                                    -----------------------------------------
    Total expenses                                                  178.9%             92.2%             82.7%

Other income (expense):
  Interest income                                                     5.1%              6.5%              4.5%
  Interest expense                                                   (0.2)%            (0.2)%            (0.3)%
  Other income (expense)                                             (0.2)%             0.3%              0.7%
                                                                    -----------------------------------------
Income (loss) before minority interest and income taxes             (74.2)%            14.4%             22.2%
Minority interest                                                     0.3%              0.0%              0.0%
                                                                    -----------------------------------------
Income (loss) before income taxes                                   (73.9)%            14.4%             22.2%
Income tax expense                                                    5.9%              5.0%              5.2%
                                                                    -----------------------------------------
Net income (loss)                                                   (79.8)%             9.4%             17.0%
                                                                    =========================================

Comparison of the Year Ended December 31, 1999, to the Year Ended December 31, 1998

REVENUES. Our total revenues decreased 24.2% to $19.7 million in 1999 from $25.9 million in 1998. International sales accounted for approximately 55.3% of total revenues in 1999, compared to 63.0% of total revenues in 1998. License fee revenues decreased 51.7% to $7.7 million in 1999 from $16.0 million in 1998, due to a decrease in new contract signings. We believe this decrease was largely attributable to an industry-wide slowdown in software sales caused by delays in purchase decisions related to the Year 2000 and to the adverse impact on sales and marketing of publicity related to litigation against us. Service fees increased 20.2% to $11.9 million in 1999 from $9.9 million in 1998, due primarily to an increased number of installations and an increase in the number of customers under support agreements.

EXPENSES. Our operating expenses increased 47.0% to $35.2 million in 1999 from $23.9 million in 1998.

Cost of license fees and commissions from the sale of third party products increased 142.3% to $4.1 million in 1999 from $1.7 million in 1998. The increase was mainly attributable to higher amortization of capitalized software development costs of $1.4 million, the write-off of $431,000 of purchased software and prepaid royalties, and $600,000 in royalties related to third party products that are integrated into the Phoenix System.

Cost of implementation, customer software support, and other service fees increased 43.3% to $9.1 million in 1999 from $6.4 million in 1998 primarily as a result of increased staffing levels, and travel and personnel-related costs required to support an increased number of installations and customers under support agreements. Cost of service fees consists primarily of personnel-related costs incurred in providing implementation, training, and customer support services.

PHOENIX INTERNATIONAL


Management's Discussion and Analysis


Sales and marketing expenses increased 19.2% to $5.3 million in 1999 from $4.4 million in 1998, primarily as a result of an increase of $542,000 in staffing, commissions, travel, and personnel-related costs, $221,000 of expenses related to the new Singapore sales office, and increased advertising and marketing costs of $101,000.

General and administrative expenses increased 35.9% to $6.2 million in 1999 from $4.6 million in 1998, primarily as a result of increases of $548,000 in professional service fees, $100,000 in staffing, $521,000 in bad debt expense, and $417,000 in connection with resolution of customer issues.

Product development expense increased 52.1% to $10.5 million in 1999 from $6.9 million in 1998. Product development expenses increased primarily as a result of $1.0 million in increased personnel-related costs in the United States, and $2.6 million in expenses related to the new Australian software development center. Capitalized software development costs increased 107.9% to $10.1 million in 1999 from $4.8 million in 1998. The total of product development expenses and capitalized software development costs increased 75.2% to $20.5 million during 1999 from $11.7 million during 1998. This increase was primarily attributable to $2.9 million in expense related to increased staffing to expand and enhance our product line in the United States, and $5.9 million in expenses associated with the new Australian software development center.

OTHER INCOME (EXPENSE). Interest income was $1.0 million in 1999 compared to $1.7 million in 1998. Interest income decreased in 1999 primarily due to a decrease in interest-yielding funds. Interest expense was $44,000 in 1999 compared to $57,000 in 1998.

MINORITY INTEREST. During 1999, we increased our ownership interest in Phoenix International New York, Inc. (formerly Servers On-Line, Inc.) to 54% of the outstanding common shares, which was in addition to the convertible preferred stock position we acquired in 1998 for $300,000. Phoenix International New York runs our Northeast application service center and had a net loss for fiscal year 1999. Minority interest of approximately $54,000 was recognized in 1999 to reflect the portion of this loss attributable to the minority shareholders of Phoenix International New York.

INCOME TAX EXPENSE. In 1999, we had income tax expense of $1,155,000 resulting in an effective tax rate of negative 8.0%, compared to our income tax expense of $1.3 million in 1998, which resulted in an effective tax rate of 35%. As a result of a shortfall in revenue and the recording of a pre-tax loss in the fourth quarter of 1999, we determined that the deferred tax assets resulting principally from net operating losses and tax credit carryforwards and other tax benefits no longer met the requirements for future realization under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Accordingly, we recorded a net tax expense of approximately $4.6 million in the fourth quarter of 1999 to establish a valuation allowance against the net deferred tax assets previously recognized.

NET INCOME. Net income decreased to a $15.7 million loss for 1999 from a $2.4 million profit in 1998. The decline in net income was primarily the result of decreased license fee revenues, increased costs, and the effect of the tax valuation allowance provided in the fourth quarter.

Comparison of the Year Ended December 31, 1998, to the Year Ended December 31, 1997

REVENUES. Total revenues increased 45.4% to $25.9 million in 1998 from $17.8 million in 1997. International sales accounted for approximately 63.0% of total revenues in 1998, an increase from 53.0% from 1997. License fees and other revenues increased 26.6% to $16.0 million in 1998 from $12.7 million in 1997 due to increased prices for licenses of the Phoenix System and an expanded product line. Implementation, customer and software support and other service fees increased 91.2% to $9.9 million in 1998 from $5.2 million in 1997. Implementation, customer and software support and other service fees increased due to increased numbers of installations and customers under support agreements.

EXPENSES. Our operating expenses increased 62.0% to $23.9 million in 1998 from $14.8 million in 1997.

                                                          PHOENIX INTERNATIONAL


Management's Discussion and Analysis


Cost of license fees and other fees increased 6.2% to $1.7 million in 1998 from $1.6 million in 1997. These costs increased in the 1998 period mainly as a result of higher amortization of capitalized software development costs.

Cost of implementation, customer and software support, and other service fees increased 63.5% to $6.4 million in 1998 from $3.9 million in 1997 as a result of increased staffing levels required to support increased numbers of installations and customers under support agreements.

Sales and marketing expenses increased 36.0% to $4.4 million in 1998 from $3.3 million in 1997, primarily as a result of increased staffing, travel, and personnel costs related to our sales efforts.

General and administrative expenses increased 66.3% to $4.6 million in 1998 from $2.7 million in 1997. The increase was primarily the result of $592,000 of increased professional service fees, $500,000 of increased rent, a $600,000 increase in personnel-related costs, and a $200,000 increase in bad debt expense.

Product development expenses increased 109.8% to $6.9 million in 1998 from $3.3 million in 1997. Product development expenses increased primarily as a result of increased personnel-related costs for our product development efforts. Capitalized software development costs increased 156.9% to $4.8 million for 1998 from $1.9 million in 1997. The total of product development expenses and capitalized software development costs increased 128.1% to $11.7 million during 1998 from $5.1 million during 1997. This increase was primarily attributable to increased staffing to expand and enhance our product line.

OTHER INCOME (EXPENSE). Interest income was $1.7 million in 1998 compared to $800,000 in 1997. Interest income increased in 1998 due to twelve full months of income earned from interest bearing accounts in 1998, compared to five months in 1997. Interest income is primarily the result of income earned from the investment of proceeds from our secondary public offering of common stock which we completed in August 1997. Interest expense was $57,000 in 1998 and $52,000 in 1997. Other income was $82,000 in 1998 compared to $134,000 in 1997, primarily as a result of fulfilling obligations under an economic development grant and realizing foreign gains from the operations of two of our foreign subsidiaries, Phoenix International A.P. Limited and Phoenix EMEA Limited.

INCOME TAX EXPENSE. Income tax expense was $1.3 million in 1998, resulting in an effective tax rate of 35.0%, compared to $920,000 in 1997, resulting in an effective rate of 23.2%. We determined that the net deferred tax assets resulting principally from the net operating loss and tax credit carryforwards and other tax benefits were more likely than not to be realized, and eliminated the valuation allowance related to these deferred tax assets in 1997. As a result, our effective tax rate in 1998 was not similarly reduced in 1998 by the benefit from the reduction in this valuation allowance.

NET INCOME. Net income decreased 20.0% to $2.4 million in 1998 from $3.0 million in 1997. The decline in net income was primarily the result of decreased operating margins.

BACKLOG

Backlog, defined as the total contract value over the life of all executed agreements less the revenue already recognized from these agreements, totaled $39.9 million at December 31, 1999, compared to $35.9 million at December 31, 1998, and $21.2 million at December 31, 1997. At December 31, 1999, backlog consisted of $1.3 million for software licenses, $3.9 million for implementation services, $4.3 million for other professional services, and $30.4 million for the remaining terms of our customer support service agreements, which generally have five year terms. The backlog of software license and implementation revenues is expected to be realized within a period of approximately one year, and the backlog of customer support service revenue is expected to be realized over a period of approximately five years.

PHOENIX INTERNATIONAL


Management's Discussion and Analysis


LIQUIDITY AND CAPITAL RESOURCES

We fund our cash needs through existing cash and investment balances, sales of our capital stock, interest on investments and, to a lesser extent, through cash flow from operations. We do not rely on lines of credit or other borrowings to fund our operations. At December 31, 1999, we had cash and cash equivalents of $2.5 million, and long term investments of $9.0 million. Long term investments consist primarily of U.S. Treasury securities. For 1999, net cash used by operations was $2,628,000.

Investing activities provided net cash of $1.3 million, which included $14.8 million from the sale of investments, reduced primarily by $10.1 million invested in capitalized software development costs, $1.9 million in investment purchases, $0.7 million for purchase of property and equipment, and $0.6 million for the purchase of our applications service center and account processing contracts. The prepayment of royalties, included in other assets, used $0.2 million of cash.

Financing activities provided $140,000 of cash, primarily from the issuance of common stock, and used $144,000 for the payment of capital lease obligations. Working capital was $5.1 million as of December 31, 1999.

In February 2000, we sold 861,623 shares of our common stock to London Bridge Software Holdings plc for a total purchase price of $5.0 million. Including the cash from this sale, we believe our cash balances, investments, and cash flow from operations will be sufficient to meet our working capital, capital expenditure, and software development requirements at least through 2000. Cash flows from operating activities are dependent on continued advance payments from customers, and we cannot be sure that we will continue to receive these payments or that we will continue to receive these payments in advance of contract performance on the same terms as we have in the past. We anticipate that our operating and investing activities may use cash in the future, due primarily to growth in operations and development activities. Consequently, future growth, including acquisitions, may require us to obtain additional equity or debt financing. These statements are "forward looking" statements which are subject to risks and uncertainties as discussed below.

IMPACT OF NEW ACCOUNTING STANDARDS

In December 1998, the AICPA issued Statement of Position 98-9. Statement of Position 98-9, which amends Statement of Position 98-4, Deferral of the Effective Date of a Provision of Statement of Position 97-2, extends the application of some provisions of Statement of Position 97-2 through fiscal years beginning on or before March 15, 1999. Statement of Position 98-9 allows the recognition of revenue using the "residual method" when valuing certain elements of software agreements when vendor specific objective evidence of the value of each element of the contract does not exist for all elements of a multiple element arrangement. All provisions of Statement of Position 98-9 have been adopted as of January 1, 2000, and we do not believe that this statement will have a significant effect on our future results of operations.

In June 1998, the FASB issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative financial instruments and requires recognition of derivatives in the statement of financial position to be measured at fair value. Gains or losses resulting from changes in the value of derivatives would be accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. This statement is effective for our financial statements beginning in 2001. We are currently studying the future effects of adopting this statement. However, due to our limited use of derivative financial instruments, adoption of Statement No. 133 is not expected to have a significant effect on our financial position or results of operation.

YEAR 2000 ISSUES

We discussed in our reports filed in 1998 and 1999 the nature and progress of our plans to become Year 2000 ready. In late 1999, we completed the remediation and testing of our systems. As a result of those planning and

                                                           PHOENIX INTERNATIONAL


Management's Discussion and Analysis


implementation efforts, we experienced no significant disruptions in mission-critical information technology and non-information technology systems due to the Year 2000, and believe our systems successfully responded to the Year 2000 date change. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties used in our operations. We will continue to monitor our mission-critical computer applications and those of our suppliers and vendors throughout the Year 2000 to help ensure that we promptly address any latent Year 2000 matters that may arise.

INFLATION

The effects of inflation on our operations were not significant during the periods presented in the financial statements accompanying this Annual Report. Generally, throughout the periods discussed, any increases in revenue have resulted primarily from higher volumes, rather than price increases.

DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

This Annual Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements appear in a number of places in this Annual Report and include all statements that are not historical statements of fact regarding our intent, belief, current expectations, and those of our management with respect to, among other things:

-        our financing plans;
-        trends affecting our financial condition or results of operations;
- our growth strategy and operating strategy (including, but not limited to, the development and implementation of the Phoenix System and our other products);
-        sales performance and prospects; and
- the possible impact on our operations and financial performance of market conditions and other factors that have hindered us in the past, such as currently-pending litigation and the slowdown in purchases of software during 1999.

The words "may," "would," "could," "continue," "will," "expect," "estimate," "anticipate," "goal," "strategy," "believe," "intend," "plan," and similar expressions and variations thereof are intended to identify forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond our ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Among the key risks, assumptions and factors that may adversely affect our operating results, performance, and financial condition are:

- whether the market conditions and other factors which hindered our success in 1999, such as a slowdown in purchase decisions as a result of Year 2000 concerns and the negative publicity and litigation against us, will continue to affect our efforts in the future;
- unanticipated delays in developing new products and enhancements or in deploying our products and services through our ASCs;
- whether the market accepts our new products and services, including those under development and the e-commerce operating environment and services we offer;
- our reliance on significant new customers to reach or exceed market expectations for our performance;
- the timing of customer contracts slipping from one quarter to later quarters of fiscal periods;
- our ability to leverage our sales force, marketing relationships and other distribution channels worldwide to generate new customers;
- the distraction of management's time and attention, increased legal and other costs, and other adverse impacts of pending litigation and negative publicity;
- our ability to grow and manage our growth despite adverse market and other factors described above; and
- competition and other factors discussed in detail in our prior press releases and filings with the Securities Exchange Commission, including the "Risk Factors" section of our registration statements.

PHOENIX INTERNATIONAL


Consolidated Balance Sheets



                                                                              December 31,           December 31,
                                                                                 1999                    1998
-----------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                   $  2,484,977           $  3,795,962
  Investments available for sale                                                        --              5,995,640
  Accounts receivable, net of allowance for doubtful accounts of $655,000 and $473,000 at December 31, 1999
    and 1998, respectively                                                       8,313,598              8,158,104
  Unbilled accounts receivable                                                   2,918,867              7,497,682
  Deferred tax asset                                                                    --              3,737,198
  Prepaid expenses and other current assets                                        971,023                420,903
                                                                              -----------------------------------
Total current assets                                                            14,688,465             29,605,489

Long term investments, available for sale                                        8,964,771             16,533,770
Property and equipment:
  Computer equipment and purchased software                                      5,087,369              4,245,907
  Furniture, office equipment and leasehold improvements                         2,481,248              2,307,329
                                                                              -----------------------------------
                                                                                 7,568,617              6,553,236
  Accumulated depreciation and amortization                                     (3,964,923)            (2,224,508)
                                                                              -----------------------------------
                                                                                 3,603,694              4,328,728
Capitalized software costs, net of accumulated amortization of
  $4,655,000 and $2,282,000 at December 31, 1999
  and 1998, respectively                                                        14,540,780              7,155,436
Goodwill and other intangible assets                                             1,210,268                     --
Equity investments and other assets                                              1,515,826              1,879,150
                                                                              -----------------------------------
Total assets                                                                  $ 44,523,804           $ 59,502,573
                                                                              ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable                                                            $    908,556           $    599,660
  Accrued expenses                                                               2,245,738              1,293,335
  Accrued contractor services                                                    1,683,496                830,933
  Capital lease, current portion                                                   155,223                142,051
  Deferred revenue                                                               4,576,341              2,649,364
                                                                              -----------------------------------
Total current liabilities                                                        9,569,354              5,515,343

Deferred tax liability                                                                  --              2,817,939
Capital lease, long term portion                                                   199,870                357,299
Minority interests                                                                 272,647                     --

Shareholders' equity:
  Preferred stock, $0.01 par value:
    10,000,000 shares authorized, none issued and outstanding                           --                     --
  Common stock, $0.01 par value:
    50,000,000 shares authorized, 8,526,942 and 8,498,633 issued and
    outstanding at December 31, 1999 and 1998, respectively                         85,269                 84,986
  Additional paid-in capital                                                    46,331,394             46,191,279
  Unrealized (losses) gains on investments available for sale                     (557,283)               238,005
  Retained (deficit) earnings                                                  (11,377,447)             4,297,722
                                                                              -----------------------------------
Total shareholders' equity                                                      34,481,933             50,811,992
                                                                              -----------------------------------
Total liabilities and shareholders' equity                                    $ 44,523,804           $ 59,502,573
                                                                              ===================================


See accompanying notes to consolidated financial statements.

                                                           PHOENIX INTERNATIONAL


Consolidated Statements of Operations



                                                        Year ended             Year ended             Year ended
                                                       December 31,           December 31,           December 31,
                                                           1999                   1998                   1997
-----------------------------------------------------------------------------------------------------------------
Revenues:
  License fees and other                               $  7,749,923           $ 16,034,499           $ 12,664,491
  Implementation, customer and software
    support and other service fees                       11,901,279              9,903,709              5,178,543
                                                       ----------------------------------------------------------
Total revenues                                           19,651,202             25,938,208             17,843,034

Expenses:
  Cost of license fees and other                          4,103,952              1,693,769              1,594,711
  Cost of implementation, customer and
    software support and other service fees               9,108,984              6,356,617              3,886,878
  Sales and marketing                                     5,295,021              4,440,521              3,264,055
  General and administrative                              6,200,858              4,561,586              2,743,100
  Product development                                    10,451,006              6,869,311              3,274,238
                                                       ----------------------------------------------------------
Total expenses                                           35,159,821             23,921,804             14,762,982

Other income (expense):
  Interest income                                         1,013,490              1,698,308                799,676
  Interest expense                                          (43,958)               (57,102)               (52,376)
  Other income (expense)                                    (34,860)                82,407                133,656
                                                       ----------------------------------------------------------

Income (loss) before minority interest and
 income taxes                                           (14,573,947)             3,740,017              3,961,008
Minority interest                                            54,248                     --                     --
                                                       ----------------------------------------------------------
Income (loss) before income taxes                       (14,519,699)             3,740,017              3,961,008
Income tax expense                                        1,155,470              1,309,006                920,492
                                                       ----------------------------------------------------------
Net income (loss)                                      $(15,675,169)          $  2,431,011           $  3,040,516
                                                       ==========================================================

Net income (loss) per share - basic                    $      (1.84)          $       0.29           $       0.45
                                                       ==========================================================

Net income (loss) per share - diluted                  $      (1.84)          $       0.27           $       0.41
                                                       ==========================================================

Weighted average shares outstanding - basic               8,518,323              8,378,784              6,698,317
                                                       ==========================================================

Weighted average shares outstanding - diluted             8,518,323              8,865,782              7,329,383
                                                       ==========================================================

See accompanying notes to consolidated financial statements.

PHOENIX INTERNATIONAL

Consolidated Statements of Shareholders' Equity


                                                                                          Unrealized
                                           Common Stock       Additional               Gains/(Losses) on
                                           All Classes        Additional     Stock        Investments      Retained       Total
                                      ---------------------    Paid-In    Subscription   Available for     Earnings/   Shareholders'
                                        Shares       Amount    Capital     Receivables       Sale          (Deficit)       Equity
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1996            5,758,365     $57,583  $ 10,708,061   $(110,683)    $      --      $ (1,070,944) $  9,584,017
  Common stock issued in
     connection with a public
     offering, net of expenses        2,211,000      22,110    31,508,362          --            --                --    31,530,472
  Issuance of common stock from
     exercise of stock options           68,622         686       234,915          --            --                --       235,601
  Payment on employee stock
     receivable                              --          --            --      97,323            --                --        97,323
  Issuance of common stock in
     connection with acquisition        115,140       1,152        (1,089)         --            --                --            63
  Retained deficit recorded in
     connection with acquisition             --          --            --          --            --          (102,861)     (102,861)
  Reduction of deferred tax valuation
     allowance related to restricted
     stock and stock options                 --          --     1,450,000          --            --                --     1,450,000
  Net income                                 --          --            --          --            --         3,040,516     3,040,516
                                      ----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1997            8,153,127      81,531    43,900,249     (13,360)           --         1,866,711    45,835,131
  Comprehensive income:
     Net income                              --          --            --          --            --         2,431,011     2,431,011
     Other comprehensive income:
       Unrealized appreciation on
       certain securities available
       for sale (net of taxes
       of $128,000)                          --          --            --          --       238,005                --       238,005
                                                                                                                         ----------
       Comprehensive income                  --          --            --          --            --                --     2,669,016
  Issuance of common stock from
     exercise of stock options          345,506       3,455     1,331,030          --            --                --     1,334,485
  Payment on employee stock
     receivable                              --          --            --      13,360            --                --        13,360
  Tax benefit related to
     non-qualified and incentive
     stock options                           --          --       960,000          --            --                --       960,000
                                      ----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998            8,498,633      84,986    46,191,279          --       238,005         4,297,722    50,811,992
  Comprehensive income:
     Net loss                                --          --            --          --            --       (15,675,169)  (15,675,169)
     Other comprehensive loss:
       Unrealized depreciation
       on certain securities
       available for sale (net
       of reversal of taxes of
       $128,000)                             --          --            --          --      (795,288)               --      (795,288)
                                                                                                                        -----------
       Comprehensive loss                    --          --            --          --            --                --   (16,470,457)
  Issuance of common stock from
     exercise of stock options and
     employee stock purchase plan        28,309         283       140,115          --            --                --       140,398
                                      ----------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999            8,526,942     $85,269  $ 46,331,394   $      --     $(557,283)     $(11,377,447) $ 34,481,933
                                      ==============================================================================================

See accompanying notes to consolidated financial statements.

                                                     PHOENIX INTERNATIONAL


Consolidated Statements of Cash Flows



                                                               Year ended              Year ended            Year ended
                                                               December 31,           December 31,          December 31,
                                                                   1999                   1998                   1997
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                             $(15,675,169)          $  2,431,011           $  3,040,516
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
  Depreciation and amortization                                  4,410,961              2,455,797              1,157,665
  Bad debt expense                                                 867,801                347,150                140,000
  Deferred taxes                                                 1,123,206                960,741                530,298
  Revenue under economic development grant                              --                (95,000)               (95,000)
  Minority interest                                                (54,248)                    --                     --
Changes in operating assets and liabilities, net
  of effects of purchase of
  business:
  Accounts receivable                                           (1,061,992)            (3,926,769)            (4,068,749)
  Unbilled accounts receivable                                   4,359,082             (3,731,360)            (2,578,040)
  Prepaid expenses and other current assets                       (615,874)               (62,229)               (43,895)
  Accounts payable                                                 285,864                (25,264)               240,231
  Accrued expenses                                               1,804,966                313,606                888,622
  Deferred revenue                                               1,926,977                797,404                849,543
                                                              ----------------------------------------------------------
Net cash provided by (used in) operating activities             (2,628,426)              (534,913)                61,191

INVESTING ACTIVITIES
Sales of investments, available for sale                        14,827,261              1,930,450                     --
Purchases of investments, available for sale                    (1,866,094)            (3,428,841)           (18,062,189)
Purchases of property and equipment                               (696,911)            (3,235,769)            (1,352,946)
Capitalized software costs                                     (10,055,708)            (4,836,683)            (1,883,033)
Acquisition of business, net of cash acquired                     (255,548)                    --                     --
Acquisition of service bureau contracts                           (375,000)                    --                     --
Increase in other assets                                          (256,700)              (349,150)            (1,266,400)
                                                              ----------------------------------------------------------
Net cash provided by (used in) investing activities              1,321,300             (9,919,993)           (22,564,568)

FINANCING ACTIVITIES
Capital lease payments                                            (144,257)              (131,468)               (96,182)
Net proceeds from issuance of common stock                         140,398              1,334,485             31,765,838
Cash payments for stock subscription receivables                        --                 13,360                 97,323
                                                              ----------------------------------------------------------
Net cash provided by (used in) financing activities                 (3,859)             1,216,377             31,766,979

Net increase (decrease) in cash and cash equivalents            (1,310,985)            (9,238,529)             9,263,602
Cash and cash equivalents at beginning of period                 3,795,962             13,034,491              3,770,889
                                                              ----------------------------------------------------------
Cash and cash equivalents at end of period                    $  2,484,977           $  3,795,962           $ 13,034,491
                                                              ==========================================================

SUPPLEMENTAL DISCLOSURES OF CASH
FLOW INFORMATION
Cash paid during the period for:
  Interest                                                    $     38,501           $     54,352           $     50,597
                                                              ==========================================================

  Income taxes                                                $    213,120           $     43,727           $     24,500
                                                              ==========================================================

SUPPLEMENTAL SCHEDULE OF NONCASH
INVESTING AND FINANCING ACTIVITIES
Equipment financed by capital lease                           $         --           $         --           $    727,000
                                                              ==========================================================

Purchase of developed software through
  forgiveness of receivable                                   $         --           $         --           $    286,000
                                                              ==========================================================

Investment in common stock through
  cancellation of prepaid royalties                           $         --           $    650,000           $         --
                                                              ==========================================================

See accompanying notes to consolidated financial statements.

PHOENIX INTERNATIONAL


Notes to Consolidated Financial Statements


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Phoenix International Ltd., Inc. was formed on January 11, 1993, and designs, develops, markets, and supports highly adaptable, enterprise-wide client/server application software for the financial services industry and provides account processing services for financial institutions using such software. Phoenix's primary market is small to mid-sized financial institutions.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Phoenix, its majority-owned subsidiary Phoenix International New York, Inc. (formerly Servers On-Line, Inc.), and the following wholly-owned subsidiaries: Phoenix International A.P. Limited in New Zealand, Phoenix EMEA Limited in the United Kingdom, Phoenix International (Australia) Pty. Limited, Phoenix International Software (Singapore) Pte. Ltd., and Phoenix FSC Inc., a company domiciled in the U.S. Virgin Islands. All significant intercompany balances and transactions have been eliminated.

Minority interests represent outside shareholders' 46% ownership of the common stock of Phoenix International New York, Inc., a provider of bank processing and consulting services in which Phoenix purchased a 54% interest during 1999. The acquisition was recorded as a purchase and the earnings of Phoenix International New York are included in our results of operations from the date of the acquisition. The loss attributable to the minority shareholder interest in 1999 was $54,248 and is included in minority interest in the consolidated statements of operations.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

NET INCOME PER SHARE

The following table sets forth the computation of basic and diluted net income per share:

                                                          1999                    1998                     1997
-------------------------------------------------------------------------------------------------------------------

Numerator - net income (loss) available
  to common shareholders                              $(15,675,169)            $  2,431,011            $  3,040,516
                                                      =============================================================
Denominator for basic net income per share
  - weighted average shares outstanding                  8,518,323                8,378,784               6,698,317
Effect of dilutive securities -
  employee stock options                                        --                  486,998                 631,066
                                                      -------------------------------------------------------------
Denominator for diluted net income per
  share - adjusted weighted average shares
  outstanding and assumed conversion
  of dilutive securities                                 8,518,323                8,865,782               7,329,383
                                                      =============================================================
Net income (loss)  per share - basic                  $      (1.84)            $       0.29            $       0.45
                                                      =============================================================
Net income (loss) per share - diluted                 $      (1.84)            $       0.27            $       0.41
                                                      =============================================================

REVENUE RECOGNITION

Our revenues are primarily derived from the two following sources: (i) license fees for our software products and commissions and other fees from the sale of third party software and hardware products; and (ii) fees for services, which include implementation services, custom programming, training, interface development for third party products, ongoing software support, and Internet/Intranet consulting services.

                                                          PHOENIX INTERNATIONAL


Notes to Consolidated Financial Statements


During 1997, we recognized revenues in accordance with AICPA Statement of Position 91-1, Software Revenue Recognition. During 1998 and 1999, we recognized revenues in accordance with Statement of Position 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants, or the "AICPA," as such statement was amended by Statements of Position 98-4 and 98-9. In accordance with Statement of Position 97-2, as amended, we recognize software license fee revenue upon execution of a contract and delivery of the software, provided that the license fee is fixed and determinable, the software is functional without significant modification, and collection is considered probable by management. If a software license agreement does not meet such requirements, then contract accounting is applied to the entire agreement.

We recognize service fee revenues as the services are performed. When we receive advance payments for delivery of a product or for providing services, we defer recognition of the revenue until the services are performed. We bill support services in advance, and recognize the revenue over the related service period.

In December 1998, the AICPA issued Statement of Position 98-9. Statement of Position 98-9, which amends Statement of Position 98-4, Deferral of the Effective Date of a Provision of Statement of Position 97-2, extends the application of some provisions of Statement of Position 97-2 through fiscal years beginning on or before March 15, 1999. Statement of Position 98-9 allows the recognition of revenue using the "residual method" when valuing certain elements of software agreements when vendor specific objective evidence of the value of each element of the contract does not exist for all elements of a multiple element arrangement. All provisions of Statement of Position 98-9 have been adopted as of January 1, 2000, and we do not believe that this statement will have a significant effect on our future results of operations.

CASH, CASH EQUIVALENTS AND INVESTMENT SECURITIES

We consider all highly liquid investments with a maturity of three months or less to be cash equivalents. Investments in marketable securities are classified as available-for-sale and are recorded at fair value with any unrealized holding gains or losses, net of deferred taxes, included as a component of equity and other comprehensive income.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (generally three to five years for computer equipment and purchased software, and four to seven years for furniture and office equipment). Depreciation expense was $1,699,612 in 1999, $1,252,066 in 1998, and $525,488 in 1997. Leasehold improvements are amortized over the related lease term. Property and equipment includes $787,281 of furniture purchased under a capital lease, with accumulated amortization of $309,289 at December 31, 1999, and $196,820 at December 31, 1998.

CAPITALIZED SOFTWARE COSTS

We capitalize certain software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. Costs incurred internally to develop a computer software product are charged to product development expense when incurred until technological feasibility has been established for the product. Thereafter, all software production costs are capitalized and recorded at the lower of unamortized cost or net realizable value. Capitalization ceases upon general release to customers. After general release, capitalized costs are amortized using the straight-line method over the estimated useful life of the related product (currently five years). Capitalized software costs also include purchased software costs of $1,262,000 at December 31, 1999, and $761,000 at December 31, 1998. Amortization of capitalized software development costs and purchased software was $2,670,365 in 1999, $1,203,731 in 1998, and $632,177 in 1997. These amounts are included in costs of license fees and other.

GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets, consisting primarily of goodwill and purchased contracts of approximately $876,000 and $375,000, respectively, resulting from acquisitions during 1999, are amortized on a straight-line basis over periods ranging from
3.5 years for contracts to 15 years for goodwill. Goodwill and other intangible assets are

PHOENIX INTERNATIONAL


Notes to Consolidated Financial Statements


periodically reviewed for impairment based on an assessment of future operations to ensure they are appropriately valued. Accumulated amortization as of December 31, 1999, was $40,986.

STOCK-BASED COMPENSATION

Stock options granted to our employees are generally for a fixed number of shares with an exercise price equal to or greater than the fair value of the shares at the date of grant. We account for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations, and accordingly recognizes no compensation expense for stock option grants for which the terms are fixed. Compensation expense is recognized for increases in the estimated fair value of common stock for stock options with variable terms. We have adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, which encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation.

RECENTLY ISSUED ACCOUNTING STANDARDS

Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative financial instruments and requires recognition of derivatives in the Statement of Financial Position to be measured at fair value. Gains or losses resulting from changes in the value of derivatives would be accounted for depending on the intended use of the derivative and whether it qualifies for hedge accounting. This statement is effective for our financial statements beginning in 2001. We are currently studying the future effects of adopting this statement. However, due to our limited use of derivative financial instruments, adoption of Statement No. 133 is not expected to have a significant effect on our financial position or results of operations.

2.  FINANCIAL INSTRUMENTS

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject Phoenix to significant concentrations of credit risk consist principally of cash and cash equivalents, investments, and trade accounts receivable.

Our cash and cash equivalents at December 31, 1999, were held primarily by a single financial institution. Trade accounts receivable are unsecured and due under stated terms from a small number of customers which are primarily in the banking business and are generally subject to regulatory oversight. Trade receivables due from foreign customers comprised 74% of total trade receivables as of December 31, 1999, and 73% of total trade receivables as of December 31, 1998. Our long-term investments are held principally by a single financial institution and consist of United States Treasury bills and United States Treasury notes with maturities of less than three years (for which interest rate risk is not considered material).

FAIR VALUE

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

     - Cash and Cash Equivalents: The carrying amount reported in the balance sheet approximates the fair value of cash and cash equivalents.
     - Investments: Available for sale investments are carried at market value as determined by quoted market prices.

3.  LEASE COMMITMENTS

We lease furniture and computer equipment under a capital lease, and office space and equipment under non-cancelable operating leases. Total rent expense for all operating leases was $2,315,327 in 1999, $1,382,926 in 1998, and $701,617 in 1997.

                                                          PHOENIX INTERNATIONAL


Notes to Consolidated Financial Statements


Future minimum lease payments under capital leases and aggregate non-cancelable operating leases with terms of one year or more consisted of the following at December 31, 1999:

                                                 Capital      Operating
                                                 Leases        Leases
------------------------------------------------------------------------
Years ending December 31,
  2000                                          $180,552    $  2,199,493
  2001                                           180,552       2,071,254
  2002                                            30,092       1,803,992
  2003                                                 -       1,736,997
  2004                                                 -       1,756,780
  Thereafter                                           -       4,491,595
                                                ------------------------
Total minimum lease payments                     391,196      14,060,111
Amounts representing interest                    (36,103)              -
                                                ------------------------
Net minimum lease payments                      $355,093     $14,060,111
                                                ========================

4.  ACQUISITIONS

During October 1999, Phoenix increased its ownership interest in Phoenix International New York, Inc. (formerly Servers On-Line, Inc.) to 54% of the outstanding common shares, which was in addition to the convertible preferred stock position acquired in 1998 for $300,000. Phoenix International New York, Inc. runs our Northeast application service center. The purchase price and related costs of approximately $960,000 were satisfied by the issuance of a $389,000 promissory note, conversion of $311,000 of Phoenix International New York's liabilities to Phoenix into equity, and payment of $260,000 in cash.

Upon satisfaction of specific performance criteria, the minority shareholders of Phoenix International New York, Inc. have the option to sell their remaining interests to Phoenix in exchange for a total of $250,000 in cash and $350,000 in Phoenix common stock. The acquisition of Phoenix International New York, Inc. was accounted for as a purchase under Accounting Principles Board Opinion No. 16. In accordance with such opinion, we allocated the purchase price based on the fair value of the assets acquired and liabilities assumed. Acquired intangibles, which include renewable contracts and goodwill, total approximately $870,000 and are being amortized over periods ranging from 3.5 to 15 years.

Pro forma financial statements for the Servers On-Line acquisition are not required under APB No. 16 as the effect of the acquisition is not material to the Company's results of operations.

5. CAPITALIZATION

In May 1997, the shareholders approved an amendment to our articles of incorporation increasing the number of shares of common stock authorized for issuance to 50,000,000.

In August 1997, Phoenix completed a secondary public offering of its common stock. We issued 2,211,000 shares of common stock, including the underwriter's over-allotment option, at a price of $15.67 per share. The proceeds to Phoenix from the offering, net of underwriting discounts and offering expenses, were approximately $31.5 million.

In May 1998, Phoenix effected a three-for-two stock split in the form of a 50% stock dividend, distributed on May 18, 1998, to shareholders of record on May 11, 1998. Accordingly, all share and per share amounts have been adjusted to reflect this split.

The Board of Directors is authorized to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share. The terms of preferred stock have not been designated and no shares have been issued.

PHOENIX INTERNATIONAL


Notes to Consolidated Financial Statements


6.  STOCK OPTIONS

Phoenix has various stock option plans that authorize its Board of Directors to grant employees, officers, and directors qualified and non-qualified options to purchase shares of its common stock. Stock options are generally granted with an exercise price at or above the fair market value of Phoenix common stock on the date of the grant. As of December 31, 1999, we had three stock incentive plans:

     - the Phoenix International Ltd., Inc. 1995 Employee Stock Option Plan, effective March of 1995;
     - the Phoenix International Ltd., Inc. 1995 Employee Stock Option Plan, effective October of 1995; and
     -  the Phoenix International Ltd., Inc. 1996 Director Stock Option Plan.

Up to 780,000 shares of Phoenix common stock may be issued pursuant to options granted under the March 1995 Employee Stock Option Plan; however, the Board does not intend to issue any additional shares under this plan. As of December 31, 1999, the October 1995 Employee Stock Option Plan authorized the grant of options to purchase up to 1,304,959 shares of Phoenix common stock and the 1996 Director Stock Option Plan authorized the grant of options to purchase up to 352,480 shares of Phoenix common stock. Stock options granted under these plans have varying vesting schedules, but options typically vest over a three to five year period from the date of grant and options expire within ten years from the date of grant. Stock options granted under the 1996 Stock Option Director Plan are non-qualified, have a term of five years, and may be exercised only after the six month anniversary of the date of grant.

At December 31, 1999, we had 63,231 shares available for issuance under the March 1995 Employee Stock Option Plan, 162,126 shares under the October 1995 Employee Stock Option Plan, and 106,480 shares under the 1996 Director Stock Option Plan. We have reserved 2,781,939 shares of common stock for issuance upon exercise of options and warrants to purchase common stock.

Phoenix's Board of Directors approved in February 2000 an amendment to increase the total number of shares available for issuance under the October 1995 Employee Stock Option Plan to 2,100,000 shares, and an amendment to increase the number of shares available for issuance under the 1996 Director Stock Option Plan to total 500,000 shares. Each of these amendments will be subject to approval of Phoenix's shareholder at the next annual shareholders meeting.

We have elected to follow APB Opinion No. 25 and related interpretations in accounting for our employee stock options rather than the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123. Under APB Opinion No. 25, because the exercise price of our employee stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                                                          PHOENIX INTERNATIONAL

Notes to Consolidated Financial Statements

Pro forma information regarding net income (loss) and net income (loss) per share is required by Statement of Financial Accounting Standards No. 123, which also requires that the information be determined as if Phoenix had accounted for our employee stock options granted subsequent to December 31, 1994, under the fair value method of Statement of Financial Accounting Standards No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions and fair values:

                                  No dividend yield, weighted
                                average volatility factors of the     Weighted average     Weighted average
              Risk-free             expected market price of          expected life of         fair value of
Year        interest rates            Phoenix common stock            options granted       options granted
------------------------------------------------------------------------------------------------------------
1997            6.24%                         0.49                      3.97 years              $8.86
1998            5.18%                         0.54                      2.80 years              $5.21
1999            5.64%                         0.68                      2.02 years              $2.80

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. Our pro forma information follows:

                                                   1999                    1998                    1997
-----------------------------------------------------------------------------------------------------------
Pro forma net income (loss)                 $  (18,230,317)          $    1,202,673          $    1,929,129
  Pro forma net income (loss)
    per share - diluted                     $        (2.14)          $         0.14          $         0.29
Pro forma net income (loss)
    per share - basic                       $        (2.14)          $         0.14          $         0.27

A summary of our option activity and related information follows:

                                                                      Weighted
                                                                      Average
                                                                      Exercise
                                                       Options         Price
------------------------------------------------------------------------------
Outstanding at December 31, 1996                       987,030         $ 4.71
  Granted                                              408,450         $13.97
  Exercised                                            (68,622)        $ 3.47
  Cancelled                                            (11,343)        $ 4.10
                                                     ---------
Outstanding at December 31, 1997                     1,315,515         $ 7.66
  Granted                                              639,457         $14.04
  Exercised                                           (345,506)        $ 4.15
  Cancelled                                           (128,294)        $ 9.65
                                                     ---------
Outstanding at December 31, 1998                     1,481,172         $11.06
  Granted                                              492,200         $ 7.72
  Exercised                                            (22,352)        $ 2.94
  Cancelled                                           (204,354)        $11.94
                                                     ---------
Outstanding at December 31, 1999                     1,746,666         $10.11
                                                     =========

PHOENIX INTERNATIONAL


Notes to Consolidated Financial Statements

Exercise prices for options outstanding as of December 31, 1999, range from $2.86 to $19.34 per share. There were 790,094 options exercisable at a weighted average exercise price of $10.02 at December 31, 1998, and 774,383 options exercisable at a weighted average exercise price of $6.72 at December 31, 1997. The following table sets forth by group of exercise price ranges, the number of shares, weighted average exercise price, and weighted average remaining contractual life of options outstanding, and the number and weighted average exercise price of options currently exercisable as of December 31, 1999.

                                     Options Outstanding                 Options Exercisable
                         ----------------------------------------------------------------------
                                          Weighted
                                          Average      Weighted                        Weighted
                                         Remaining      Average                         Average
    Range of             Number of      Contractual    Exercise        Number of       Exercise
 Exercise Prices           Shares       Life (Years)    Price           Shares           Price
-----------------------------------------------------------------------------------------------
$ 2.86 - $ 6.67            600,028         7.23         $ 4.95           342,453         $ 4.03
$ 8.00 - $13.75            622,388         7.07         $10.65           433,326         $10.35
$14.08 - $19.34            524,250         5.85         $15.39           404,700         $15.30
-----------------------------------------------------------------------------------------------
$ 2.86 - $19.34          1,746,666         6.76         $10.11         1,180,479         $10.21

We have warrants outstanding at December 31, 1999, to purchase up to 28,500 shares of common stock at an exercise price of $9.60 per share which were issued in July 1997 to the underwriters of our initial public offering pursuant to the underwriting agreement. The warrants are exercisable through July 2001.

7.  INCOME TAXES

Significant components of the provision for income taxes are as follows for the years ended December 31, 1999, December 31, 1998, and December 31, 1997.

                                                     1999              1998              1997
------------------------------------------------------------------------------------------------
Current foreign tax expense                      $     32,264      $    348,265      $   390,194
Deferred domestic tax expense                       1,123,206           960,741          530,298
                                                 -----------------------------------------------
Total tax expense                                $  1,155,470      $  1,309,006      $   920,492
                                                 ===============================================

Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

                                       P H O E N I X   I N T E R N A T I O N A L


Notes to Consolidated Financial Statements


Significant components of our deferred income tax assets and liabilities at December 31, 1999 and 1998 are as follows:

                                                           December 31,        December 31,
                                                               1999                1998
-------------------------------------------------------------------------------------------
Deferred income tax liabilities:
  Tax over book depreciation                               $   (104,282)       $    (94,158)
  Capitalized software, net                                  (5,051,079)         (2,487,436)
  Unrealized gains (losses)                                     193,572            (128,000)
                                                           --------------------------------
      Total tax liabilities                                  (4,961,789)         (2,709,594)
Deferred income tax assets:
  Alternative minimum tax credit                                 50,593              50,593
  Research and development credit carryforwards               1,481,578             903,063
  Allowance for doubtful accounts                               248,800             149,123
  Net operating loss carryforwards                           10,513,485           2,488,980
  Other                                                         183,851              37,094
                                                           --------------------------------
  Total tax assets                                           12,478,307           3,628,853
                                                           --------------------------------
Subtotal                                                      7,516,518             919,259
Valuation allowance for deferred income tax assets           (7,516,518)                 --
                                                           --------------------------------
Net deferred income tax assets                             $         --        $    919,259
                                                           ================================

The reconciliation of income tax computed at U.S. Federal statutory tax rates to income tax expense is:

                                           1999                1998                1997
-------------------------------------------------------------------------------------------
Tax at U.S. statutory rates            $ (4,936,698)       $  1,271,606        $  1,346,743
State taxes                                (580,788)            183,266             194,089
Foreign taxes                                32,264             197,485             241,377
Tax credits                                (578,515)           (409,319)            411,939
Restricted stock compensation                    --                  --           1,042,119
Other                                      (297,311)             65,968              93,892
Change in valuation allowance             7,516,518                  --          (2,409,667)
                                       ----------------------------------------------------
  Total tax expense                    $  1,155,470        $  1,309,006        $    920,492
                                       ====================================================

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of any net operating loss carryforwards. As a result of the operating loss in 1999, we reassessed the likelihood of realizing the benefit of our deferred tax assets and, at December 31, 1999, our net deferred tax assets were fully offset by a valuation allowance. We will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining net deferred tax assets will be recognized in the future. During 1997, the $2.4 million valuation allowance was eliminated as Phoenix determined that it was "more likely than not" that the majority of the deferred tax assets would be realized.

We had net operating loss carryforwards of approximately $27.7 million available at December 31, 1999, that expire approximately $490,000 in 2010, $1,060,000 in 2011, $2,940,000 in 2012, $1,930,000 in 2018, and $21,280,000 in
2019. These carryforwards are available to offset future taxable income for federal income tax purposes. In addition, we have available research and development tax credit carryforwards of $1.5 million that also expire in years 2008 through 2019. Whether we can utilize these carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the carryforwards.

8.  EMPLOYEE  BENEFITS

We maintain a 401(k) plan that covers substantially all U.S. employees. The Company may, at its discretion, contribute by matching employee contributions. Defined contributions are limited to the maximum amount deductible under the Internal Revenue Code. In 1999, we made contributions totaling $122,000, and did not make contributions to the 401(k) plan in 1997 or 1998.

P H O E N I X   I N T E R N A T I O N A L


Notes to Consolidated Financial Statements


We have a profit sharing plan with discretionary contributions covering substantially all employees. We did not make contributions to the profit sharing plan in 1997, 1998, or 1999.

We established an employee stock purchase plan, effective July 1, 1998, in which substantially all employees may participate. Eligible employees may purchase Phoenix common stock at a discount to market value at established dates. We have reserved 150,000 shares of its common stock for issuance under this plan. The plan is designed as a non-compensatory plan under Section 423 of the Internal Revenue Code. Payroll deductions used to purchase Phoenix common stock totaled $79,000 in 1999, compared with $75,000 in 1998.

9.  EMPLOYMENT AGREEMENTS

Phoenix has entered into employment agreements with our senior executives. Certain agreements commit Phoenix to various obligations if the employee is terminated without cause or if there is a change in the control of Phoenix. The major obligations are for salaries and bonus, healthcare premiums, and the vesting of previously granted stock options.

10. SEGMENTS, MAJOR CUSTOMERS AND EXPORT SALES

Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information, requires disclosure of certain financial information for reportable operating segments based on our organizational structure. We have no identifiable segments that meet Statement of Financial Accounting Standards No. 131 criteria.

Major customers as defined by Phoenix are those that individually account for 10% or more of total revenues. There were no major customers in 1999. Sales to one major customer in 1998 comprised 11% of revenues, and sales to another major customer in 1997 comprised 11% of revenues.

Domestic and export sales, as a percentage of total revenues, were as follows:

                                         Latin         Europe,
                          United       America &       Africa &        Pacific
                          States       Caribbean      Middle East        Rim
-------------------------------------------------------------------------------
1999                        45%            20%            19%            16%
1998                        37%             6%            40%            17%
1997                        51%            17%            25%             7%

11. CONTINGENCIES AND COMMITMENTS

Phoenix is subject to various claims and legal proceedings covering a variety of matters arising in the ordinary course of its business activities. A lawsuit was filed on November 23, 1999, against Phoenix and its CEO involving alleged violations of federal securities laws and requesting class action status. The suit covers purchases and sales of Phoenix common stock made during the period from May 4, 1998, to April 15, 1999. Because we are in the early stages of this litigation, we have not yet been able to determine what its effect will be, nor can we estimate the cost or expense of defending this lawsuit or other possible damages to Phoenix. We have therefore only made accruals for certain legal expenses in connection with the lawsuit. We have referred this matter to our insurance carrier and legal advisors and have instructed them to vigorously defend against the allegations made in the lawsuit.

12. RELATED PARTY TRANSACTIONS

In 1997 and 1998, Phoenix purchased a total of 11% of the equity of Dyad Corporation in several transactions for a total purchase price of $1.5 million. In 1999, Dyad Corporation merged with and became a wholly-owned subsidiary of Netzee, Inc. Pursuant to such merger, Phoenix received 70,976 shares of Netzee common stock which is restricted stock. One person who served on Phoenix's Board of Directors from 1996 until 1999 was a director of Dyad Corporation, and is a director and the chief executive officer of Netzee.

                                      P H O E N I X   I N T E R N A T I O N A L


Notes to Consolidated Financial Statements


In December 1998, Phoenix entered into a service agreement and a marketing agent agreement with Towne Services, Inc. This marketing agent agreement allows Phoenix exclusive marketing and distribution rights in various regions of the world for Collections Works, one of Towne's software products. The agreement provides for payment by Phoenix of $485,000 for this right. Phoenix's chief executive officer is a director of Towne Services and one of our shareholders and a former director is also a shareholder and director of Towne Services.

In September 1997, Phoenix entered into a software license and cooperative marketing agreement with Servers On-Line. In October of 1999, we acquired a 54% controlling interest in Servers On-Line, Inc., and changed the name of the company to Phoenix International New York, Inc. Prior to such acquisition, Phoenix recognized $169,000 in revenues during 1999 from this company, and $181,500 in 1998. Certain officers of the acquired company are now officers of Phoenix.

To encourage certain bank shareholders' initial investment in Phoenix, we offered a discount, equal to the shareholders' initial investment in Phoenix, to be applied toward license fees if and when each shareholder licensed the Phoenix System for use in the normal course of its operations. Discounts offered since inception total $896,250. Discounts of $41,250 were used in 1998 and no discounts were used in 1997 or 1999. Net of discounts used, license fee revenue from these shareholders totaled $25,385 in 1999, $13,750 in 1998, and $480,185 in 1997. Implementation, support, and other service revenues from these shareholders totaled $14,441 in 1999, $121,875 in 1998, and $635,879 in 1997.

13. SUBSEQUENT EVENTS

In February 2000, London Bridge Software Holdings plc purchased 861,623 shares of Phoenix common stock for $5,000,000. This acquisition made London Bridge a 9.16% equity owner in Phoenix as of the transaction date. In connection with this purchase, Phoenix entered into an agreement with London Bridge to market one of its products called "Vectus."

Phoenix's Board of Directors approved in February 2000 an amendment to increase the total number of shares available for issuance under the October 1995 Employee Stock Option Plan to 2,100,000 shares, and an amendment to increase the number of shares available for issuance under the 1996 Director Stock Option Plan to total 500,000 shares. Each of these amendments will be subject to approval of Phoenix's shareholders at the next annual shareholders meeting.

P H O E N I X    I N T E R N A T I O N A L


Notes to Consolidated Financial Statements


14. QUARTERLY FINANCIAL DATA (unaudited)

                                                                      Three months ended
                                           ----------------------------------------------------------------------------
                                            March 31, 1999     June 30, 1999     September 30, 1999   December 31, 1999
-----------------------------------------------------------------------------------------------------------------------
1999
Revenues                                    $  5,534,755        $  5,736,256        $  2,938,436        $  5,441,755
Gross profit                                $  2,711,500        $  2,515,283        $   (432,877)       $  1,644,360
Operating loss                              $ (2,290,857)       $ (2,553,529)       $ (5,914,011)       $ (4,750,222)
Net loss (3)                                $ (1,308,092)       $ (1,473,054)       $ (3,702,690)       $ (9,191,333)
Net loss per share - Basic (1)              $      (0.15)       $      (0.17)       $      (0.43)       $      (1.08)
Net loss per share - Diluted(2)             $      (0.15)       $      (0.17)       $      (0.43)       $      (1.08)
Weighted average shares
  outstanding - basic                          8,504,949           8,514,802           8,526,768           8,526,772
Weighted average shares
  outstanding - diluted                        8,504,949           8,514,802           8,526,768           8,526,772

                                                                      Three months ended
                                           ----------------------------------------------------------------------------
                                            March 31, 1998     June 30, 1998     September 30, 1998   December 31, 1998
-----------------------------------------------------------------------------------------------------------------------
1998
Revenues                                    $  4,598,444        $  5,666,703        $  8,002,479        $  7,670,582
Gross profit                                $  2,831,554        $  3,732,554        $  5,574,276        $  5,749,438
Operating income (loss)                     $   (381,856)       $    361,327        $  1,251,261        $    785,673
Net income                                  $     35,124        $    497,665        $  1,116,285        $    781,937
Net income per share - Basic (1)            $       0.00        $       0.06        $       0.13        $       0.09
Net income per share - Diluted(2)           $       0.00        $       0.06        $       0.13        $       0.09
Weighted average shares
  outstanding - basic                          8,231,703           8,366,344           8,422,974           8,494,114
Weighted average shares
  outstanding - diluted                        8,725,621           8,928,034           8,874,710           8,934,755

                                                                      Three months ended
                                           ----------------------------------------------------------------------------
                                            March 31, 1997     June 30, 1997     September 30, 1997   December 31, 1997
-----------------------------------------------------------------------------------------------------------------------
1997
Revenues                                    $  3,713,724        $  4,706,108        $  3,354,710        $  6,068,492
Gross profit                                $  2,662,354        $  3,247,352        $  1,906,184        $  4,545,555
Operating income (loss)                     $  1,111,610        $    856,953        $   (312,324)       $  1,423,813
Net income                                  $  1,013,296        $    763,674        $      9,971        $  1,253,575
Net income per share - Basic(1)             $       0.18        $       0.13        $         --        $       0.15
Net income per share - Diluted(2)           $       0.16        $       0.12        $         --        $       0.14
Weighted average shares
  outstanding - basic                          5,773,046           5,917,110           6,950,588           8,152,524
Weighted average shares
  outstanding - diluted                        6,429,960           6,568,083           7,647,260           8,672,229


(1) Due to rounding of quarterly calculations being different from rounding of year to date information, the sum of basic net income per share for the four quarters does not equal basic net income per share for the year.
(2) Due to the calculation of weighted average shares outstanding for the year as the average of quarterly weighted average shares outstanding, the sum of diluted net income per share for the four quarters does not equal diluted net income per share for the year.
(3) The net loss for the three months ended December 31, 1999, includes a significant fourth quarter tax adjustment to reverse benefits recognized in previous periods.

See accompanying notes to consolidated financial statements.

                                      P H O E N I X   I N T E R N A T I O N A L


Report of Independent Auditors


Board of Directors and Shareholders
Phoenix International Ltd., Inc.


We have audited the accompanying consolidated balance sheets of Phoenix International Ltd., Inc. as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ending December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Phoenix International Ltd., Inc. at December 31, 1999 and 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ending December 31, 1999, in conformity with accounting principles generally accepted in the United States.


                                                      /s/ Ernst & Young LLP


Atlanta, Georgia
February 7, 2000,
  except for Note 13 as to
  which the date is February 15, 2000

P H O E N I X  I N T E R N A T I O N A L


Officers and Directors


Board of  Directors                            Officers

Bahram Yusefzadeh(1)(3)                        Bahram Yusefzadeh
Chairman of the Board                          Chairman of the Board and
and Chief Executive Officer                    Chief Executive Officer

Raju M. Shivdasani                             Raju M. Shivdasani
President and Chief Operating Officer          President and Chief Operating Officer

Ruann F. Ernst (1)(3)                          Theodore C. Burns
President and Chief Executive Officer,         Senior Vice President and
Digital Island, Inc.                           Chief Financial Officer

Ronald E. Fenton(1)(3)                         Richard T. Powers
Chairman of the Board,                         Executive Vice President,
F&M Bank - Iowa Central                        U.S. Business

William C. Hess(2)                             Daniel P. Baker
President,                                     Senior Vice President,
Iowa Savings Bank                              Research and Development

J. Michael Murphy (2)(3)                       Harold C. Boughton
Division President,                            Senior Vice President,
Palex, Inc.                                    Corporate Marketing

O. Jay Tomson(2)                               C. Russell Pickering
Chairman and                                   Senior Vice President and
Chief Executive Officer,                       Corporate Counsel
First Citizens National Bank

                                               Ronald G. Welsh
                                               Senior Vice President,
                                               Worldwide Services

(1) Member of Compensation and Stock Option Committee Mr. Yusefzadeh is a non-voting member
(2)      Member of Audit Committee
(3)      Member of Executive Committee

Corporate Information


Form 10-K Investor Contact

A copy of our Annual Report on Form 10-K for 1999 (without exhibits) is available from us at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Investor Relations, at our corporate office.

Annual Shareholders' Meeting

The annual meeting of shareholders will be held on Friday, May 5, 2000, at 9:00 a.m. local time at our corporate office.

Common Stock and
Dividend Information

Our common stock trades on the Nasdaq Stock Market under the symbol PHXX. As of March 15, 2000, Phoenix International Ltd., Inc. had approximately 2,029 beneficial holders of our common stock. Of that total, approximately 120 were shareholders of record. To date, we have not paid cash dividends on our common stock. We currently intend to retain earnings to support operations and finance expansion and therefore do not anticipate paying cash dividends in the foreseeable future.

The following table sets forth the high and low sales price information as reported by Nasdaq during the last two fiscal years, as adjusted to reflect our three-for-two stock split, effective May 18, 1998.

Stock Price                                        High                  Low
-------------------------------------------------------------------------------
1998

First Quarter                                    $  16.00            $  10.92

Second Quarter                                      20.83               14.75

Third Quarter                                       19.69               13.38

Fourth Quarter                                      18.81               14.25


Stock Price                                        High                  Low
-------------------------------------------------------------------------------
1999

First Quarter                                    $  15.25            $   4.87

Second Quarter                                       8.50                4.62

Third Quarter                                        6.62                4.00

Fourth Quarter                                       4.53                3.50

Corporate Office

Phoenix International Ltd., Inc.
500 International Parkway
Heathrow, FL 32746
407-548-5100
www.phoenixint.com

Registrar and Transfer Agent

American Stock Transfer &
Trust Company
40 Wall Street
New York, NY 10005

Independent Auditors

Ernst & Young LLP
Atlanta, GA

General Counsel

Nelson Mullins Riley &
Scarborough, L.L.P.
First Union Plaza, Suite 1400
999 Peachtree Street, N.E.
Atlanta, GA 30309